
SEC MAIL PROCESSING
RECEIVED
MAY 1 3 2010
WASH, DC
200 SECTION


10012258


Sonus
NETWORKS

PROXY STATEMENT

SONUS NETWORKS, INC.
7 Technology Park Drive
Westford, MA 01886

May 7, 2010

Dear Stockholder:

We cordially invite you to attend Sonus Networks, Inc.'s annual meeting of stockholders. The meeting will be held on Wednesday, June 16, 2010, at 10:00 a.m., local time, at The Westin Waltham Boston, 70 Third Avenue in Waltham, Massachusetts.

The notice of annual meeting and proxy statement accompanying this letter describes the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which constitutes our annual report to our stockholders, is also enclosed. To ensure that your shares are represented at the meeting, you are urged to vote as described in the accompanying proxy statement.

Thank you for your support.

Sincerely,

Richard N. Nottenburg
President and Chief Executive Officer



PROXY STATEMENT

SONUS NETWORKS, INC.
7 Technology Park Drive
Westford, MA 01886

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held June 16, 2010

To the Stockholders of Sonus Networks, Inc.:

The 2010 annual meeting of stockholders of Sonus Networks, Inc. will be held on Wednesday, June 16, 2010 at 10:00 a.m., local time, at The Westin Waltham Boston, 70 Third Avenue in Waltham, Massachusetts. At the meeting, we will consider and vote upon the following proposals:

1. The election of three nominees for director to hold office until the 2011 annual meeting of stockholders;
2. The approval of the grant to our Board of Directors of discretionary authority to amend and restate our Fourth Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our common stock at a ratio of not less than 1-for-3 and not more than 1-for-6;
3. The approval of the amendments to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended;
4. The ratification of the appointment of Deloitte & Touche LLP as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2010; and
5. The transaction of any other business that may properly come before the meeting and any adjournments or postponements thereof.

These items are more fully described in the following pages, which are a part of this Notice. Stockholders of record at the close of business on April 20, 2010 are entitled to attend and vote at the 2010 annual meeting. All stockholders are encouraged to attend the annual meeting in person. Whether or not you plan to attend the annual meeting, your vote is important.

Stockholders of record may vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the enclosed proxy card. Of course, you may also vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage-paid envelope. Any stockholder attending the meeting may vote in person, even if you have already voted on the proposal described in this Proxy Statement, and proof of identification will be required to enter the meeting. If your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on April 20, 2010, the record date for voting. Please note that cameras and other recording equipment will not be permitted at the meeting.

By Order of the Board of Directors,



Westford, Massachusetts
May 7, 2010

Wayne Pastore
Senior Vice President and Chief Financial Officer

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about May 11, 2010 to all stockholders entitled to vote. The Sonus Networks, Inc. 2009 Annual Report on Form 10-K, which includes our financial statements and constitutes our annual report to our stockholders, is being mailed with this Proxy Statement.

Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to be held on June 16, 2010: The Proxy Statement and the 2009 Annual Report to Stockholders are available at *www.proxyvote.com.*

PROXY STATEMENT

TABLE OF CONTENTS

SONUS NETWORKS, INC.
PROXY STATEMENT

INFORMATION ABOUT THE ANNUAL MEETING

Our Board of Directors, or our Board, is soliciting proxies for the annual meeting of stockholders of Sonus Networks, Inc. (Sonus, Sonus Networks, our, we, us or the Company) to be held on Wednesday, June 16, 2010, and at any adjournments or postponements thereof. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Why am I receiving these materials?

You have received these proxy materials because our Board is soliciting your vote at the 2010 annual meeting of stockholders. This Proxy Statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission, or the SEC, and that is designed to assist you in voting your shares.

When and where is the meeting?

The 2010 annual meeting of the stockholders of the Company will be held on Wednesday, June 16, 2010 at 10:00 a.m., local time, at The Westin Waltham Boston Hotel, 70 Third Avenue in Waltham, Massachusetts.

Who may vote at the meeting?

Stockholders of record at the close of business on April 20, 2010 may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted. As of the close of business on April 20, 2010, 277,304,590 shares of our common stock were outstanding. A list of our stockholders will be available for inspection at our corporate offices at 7 Technology Park Drive, Westford, Massachusetts prior to the meeting.

How many shares must be present to hold the meeting?

A majority of our outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. For purposes of determining whether a quorum exists, we count as present any shares that are properly represented in person at the meeting or that are represented by a valid proxy properly submitted over the Internet, by telephone or by mail. Further, for purposes of establishing a quorum, we will count as present shares that a stockholder holds even if the stockholder does not vote on one or more of the matters to be voted upon.

What proposals will be voted on at the meeting?

There are four proposals scheduled to be voted on at the meeting:

- The election of three nominees for director to hold office until the 2011 annual meeting of stockholders;
- The approval of the grant to our Board of Directors of discretionary authority to amend and restate our Fourth Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our common stock at a ratio of not less than 1-for-3 and not more than 1-for-6;
- The approval of the amendments to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended; and
- The ratification of Deloitte & Touche LLP as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2010.

See "*Proposal 1—Election of Directors*" beginning on page 6 of this Proxy Statement; "*Proposal 2—Approval of the Grant to our Board of Directors of Discretionary Authority to Amend and Restate our Fourth Amended and Restated Certificate of Incorporation, as Amended, to Effect a Reverse Stock Split of our Common Stock at a Ratio of Not Less than 1-for-3 and Not More than 1-for-6*" beginning on page 11 of this Proxy Statement; "*Proposal 3—Approval of the Amendments to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as Amended*" beginning on page 17 of this Proxy Statement; and "*Proposal 4—Ratification of the Appointment of Independent Registered Public Accounting Firm*" beginning on page 27 of this Proxy Statement.

How does the Board of Directors recommend that I vote?

Our Board recommends that you vote your shares:

- "For" the election of each of the nominees to our Board;
- "For" the approval of the grant to our Board of discretionary authority to amend and restate our Fourth Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our common stock at a ratio of not less than 1-for-3 and not more than 1-for-6;
- "For" the approval of the amendments to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended; and
- "For" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

What vote is required to approve each matter and how are votes counted?

Election of Directors. To be elected, each of the three nominees for director must receive a plurality of the votes of the shares of common stock present or represented and entitled to vote at the annual meeting. Abstentions are not counted for purposes of electing directors. You may vote "For" all nominees, "Withhold" your vote from all nominees; or vote "For" one or more nominees and "Withhold" your vote from the other nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will not affect the results of the vote. Please note that if you are a beneficial owner of our common stock and your stock is held through a broker, that broker is no longer permitted to vote your shares on the election of directors without your instruction if it is a member of the New York Stock Exchange, or NYSE (even though our stock is listed on NASDAQ Global Select Market, or NASDAQ Stock Market). This is because the NYSE rules were changed in 2009 to treat uncontested elections of directors as a "non-routine" matter, which means that your broker has no power to vote your shares on the election if, as is likely, it is a member of the NYSE. Therefore, if a beneficial owner of our common stock fails to instruct his or her broker on how to vote for the Board's nominees, that beneficial owner's shares cannot be voted on this matter—in other words, your broker's proxy will be treated as a "broker non-vote," which is explained immediately below.

Approval of the Grant to our Board of Directors of Discretionary Authority to Amend and Restate our Fourth Amended and Restated Certificate of Incorporation, as Amended, to Effect a Reverse Stock Split of our Common Stock at a Ratio of Not Less than 1-for-3 and Not More than 1-for-6. The affirmative vote of the holders of at least 66⅔% of the outstanding voting stock of the Company entitled to vote as of April 20, 2010 will be required to approve the grant to our Board of discretionary authority to amend and restate our Fourth Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our common stock at a ratio of not less than 1-for-3 and not more than 1-for-6. You may vote "For", "Against", or "Abstain" from voting on this proposal. Abstaining from the voting on this proposal will have the effect of a vote against this proposal. We have been advised by the

NYSE that they will treat this proposal as a routine matter, which will allow discretion for brokers to vote shares held in "street name."

Approval of Amendments to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as Amended. The affirmative vote of a majority of the shares of common stock present or represented at the 2010 annual meeting of stockholders and entitled to vote as of April 20, 2010 will be required to approve the amendments to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended, or the 2007 Plan. You may vote "For", "Against", or "Abstain" from voting on the proposal to amend the 2007 Plan. Abstaining from the voting on this proposal will have the effect of a vote against approval of the amendments to the 2007 Plan. As in the case of the election of directors, please note that if your common stock is held with a broker, that broker is not permitted to vote your shares on the amendments to the 2007 Plan without your instructions if, as is likely, it is a member of the NYSE.

Ratification of the Appointment of Deloitte & Touche LLP as Sonus Networks' Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2010. The affirmative vote of a majority of the shares of common stock present or represented at the 2010 annual meeting of stockholders and entitled to vote as of April 20, 2010 will be required to approve the ratification of Sonus Networks' independent registered public accounting firm. You may vote "For", "Against", or "Abstain" from voting on the proposal to ratify our independent registered public accounting firm for the fiscal year ending December 31, 2010. Abstaining from the voting on this proposal will have the effect of a vote against ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

What are broker non-votes and what is the effect of broker non-votes?

Brokers have the discretion to vote shares held in "street name"—a term that means the shares are held in the name of the broker on behalf of its customer, the beneficial owner—on routine matters, such as ratification of independent registered public accounting firms, but not on other, non-routine matters. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a non-routine matter because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary authority to vote the shares because of the non-routine nature of the matter. Broker non-votes are counted as shares present for purposes of determining the presence of a quorum. As noted above, the election of directors and the vote on amending the 2007 Plan are "non-routine" matters for which brokers may not exercise discretionary voting power without instructions from the beneficial owner. Your vote is very important, whether you hold directly or through a broker, bank or other custodian. We encourage you to read the Proxy Statement and 2009 Annual Report carefully, and if you are a beneficial owner, please be sure to give voting instructions to your broker, bank or custodian if you want your vote for director nominees and the 2007 Plan amendments to count.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to attend the meeting, please bring the enclosed proxy card and proof of identification for entrance to the meeting. If you hold your shares in street name, you must request a legal proxy from your broker and bring it to the annual meeting if you would like to vote at the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the meeting. If you are a stockholder of record, you may vote in any of the following ways:

- *You may vote by mail.* You may complete, date and sign the proxy card and promptly mail it in the postage-prepaid envelope that you received. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you return. If you return the proxy card but do not give any instructions on a particular matter described in this Proxy Statement, the persons named in the proxy card will vote the shares you own in accordance with the recommendations of our Board.
- *You may vote over the Internet.* If you have Internet access, you may vote your shares from any location in the world by following the instructions set forth on your proxy card. If you vote on the Internet, please do not return your proxy card.
- *You may vote by telephone.* If you are located in the United States or Canada, you may vote your shares by following the instructions set forth on your proxy card. If you vote by telephone, please do not return your proxy card.

Telephone and Internet voting will be available until 11:59 p.m., Eastern Daylight Time on June 15, 2010.

If your shares are held in the name of a broker, bank or other custodian, please follow the voting instructions on the forms you receive from your record holder. The availability of voting by Internet or telephone will depend upon their voting procedures.

Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of elections to tabulate stockholder votes for the 2010 annual meeting.

How can I change my vote?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new proxy card with a later date, voting by telephone or using the Internet (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Sonus or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board.

What are the directions to the meeting?

The Westin Waltham Boston, 70 Third Avenue, Waltham, Massachusetts 02451, telephone: (781) 290-5600.

From the East

Take I-95 North to Exit 27A (Totten Pond Road). Go over the bridge and at the first set of lights, turn right onto Third Avenue. The hotel will be on the left.

From the West

Take I-90/Massachusetts Turnpike to I-95 North. Take Exit 27A (Totten Pond Road). Make a sharp right onto Third Avenue and the hotel will be on the left.

From the South

Take Route 84 East to I-90 (Massachusetts Turnpike). Continue to I-95/Route 128 North. Exit at 27A (Totten Pond Road). Make a sharp right turn onto Third Avenue and the hotel will be on the left.

From Boston Logan International Airport

Follow the signs to the Ted Williams Tunnel then to I-90 West. Continue to I-95/Route 128 North. Exit at 27A (Totten Pond Road). Make a sharp right turn onto Third Avenue and the hotel will be on the left.

Proposal 1—ELECTION OF DIRECTORS

Board of Directors

Our Board is presently composed of nine members, eight of whom are independent within our director independence standards, which meet the director independence standards of the NASDAQ Stock Market Marketplace Rules.

At our 2009 annual meeting of stockholders, our stockholders voted to declassify our Board by the 2011 annual meeting of stockholders. The class of directors whose term of office expires at the 2010 annual meeting of stockholders currently consists of three directors, each of whom is a current director; this will be our last class of directors elected on a staggered basis. Since our Board will be declassified by the 2011 annual meeting of stockholders, the directors elected at the 2010 annual meeting of stockholders will serve for a term of one year, expiring at such 2011 annual meeting of stockholders.

At the 2010 annual meeting, three directors will be elected to hold office in accordance with our Fourth Amended and Restated Certificate of Incorporation, as amended. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee declines or is unable to serve as a director at the time of the annual meeting, such shares will be voted for the election of such substitute nominee as our Board may propose. It is not presently expected that the nominees named below will be unable or will decline to serve as a director. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. The three nominees for director who receive the highest number of affirmative votes shall be elected as directors. The proxies solicited by this Proxy Statement may not be voted for more than three nominees.

Board of Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election to the Board of Directors of each of the following nominees.

Nominees Up For Election—Background and Qualifications

The Board proposes the election of the following three directors of the Company for a term of one year. Below is information about each nominee, including biographical data for at least the last five years.

Beatriz V. Infante, 56, has been a director since January 2010. Since January 2009, Ms. Infante has served as the Chief Executive Officer of BusinessExcelleration LLC. She was previously the Chief Executive Officer and director of VoiceObjects Inc. (now Voxeo Corporation) from March 2006 to December 2008. From December 2004 to June 2005, Ms. Infante served as Chief Executive Officer and a director of Sychron Inc., which was sold to an investor group. From October 1998 to October 2003, Ms. Infante held various positions with Aspect Communications, including the roles of Chairman, President and Chief Executive Officer. In addition to her current role as Chief Executive Officer of BusinessExcelleration LLC, Ms. Infante is also an Executive-in-Residence at U.S. Venture Partners, a leading Silicon Valley venture capital firm. She currently serves on the Advisory Committee to the Princeton University School of Engineering and Applied Science and is an advisor and investor in several early-stage technology companies. Ms. Infante also was on the Board of Directors and the Compensation Committee of Netli Inc., a private company, from March 2005 to March 2007 and the Board of Directors of Joint Venture Silicon Valley Network, a not-for-profit organization, from January 2006 to June 2008. Ms. Infante holds a Bachelor of Science and Engineering degree in Electrical Engineering and Computer Science from Princeton University and holds a Master of Science in Engineering and Computer Science from California Institute of Technology.

Based primarily upon Ms. Infante's extensive executive management and leadership experience as chairman and chief executive officer of various companies; strong financial, risk analysis, corporate governance and administrative skills and experience; as well as those demonstrated attributes discussed above and the leadership skills and other experience of Ms. Infante, the Board has determined that Ms. Infante should serve as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

Howard E. Janzen, 56, has been a director since January 2006 and the Chairman of the Board since December 2008. Mr. Janzen has been Chief Executive Officer of One Communications Corp., a supplier of integrated advanced telecommunications solutions to businesses, since March 2007 and has served on the Board of Directors of One Communications since June 2007. He served as President of Sprint Business Solutions, the business unit serving Sprint Corporation's business customer base with almost 10,000 employees and $12 billion in annual revenue from January 2004 to September 2005. From May 2003 to January 2004, he was President of Sprint Corporation's Global Markets Group, responsible for Sprint Corporation's long distance service for both consumer and business customers. From October 2002 to May 2003, Mr. Janzen was President and Chief Executive Officer of Janzen Ventures, Inc., a private investment business venture. From 1994 until October 2002, Mr. Janzen served as President and Chief Executive Officer, and Chairman from 2001, of Williams Communications Group, Inc., a high technology company, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy in October 2002 as WilTel Communications Group, Inc. Mr. Janzen currently serves as a member of the Board of Directors, the Compensation Committee and the Corporate Governance Committee of Global Telecom & Technology, Inc.; and a member of the Board of Directors and Compensation Committee of Macrosolve, Inc. Mr. Janzen had previously served as a member of the Board of Directors and the Compensation Committee of Comsat International, a private company, and as a member of the Board of Directors and the Audit Committee of Exanet Ltd., a private company. He also serves on the Governor's Science and Technology Council for the State of Oklahoma and is a Commissioner and Chairman for the Global Information Infrastructure Commission. Additionally, Mr. Janzen serves as a member on the Boards of Directors of the following non-profit organizations— Hillcrest Healthcare System, Morningside Foundation and Heart of America Boy Scout Council. Mr. Janzen received his Bachelor of Science and Master of Science degrees in Metallurgical Engineering from the Colorado School of Mines. He also has completed the Harvard Business School Program for Management Development.

Based primarily upon Mr. Janzen's extensive executive management and leadership experience as president and chief executive officer of various companies; strong strategic planning, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Janzen, the Board has determined that Mr. Janzen should serve as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

H. Brian Thompson, 71, has been a director since October 2003. Mr. Thompson has been Executive Chairman of Global Telecom and Technology, Inc., a global telecommunications network integrator, since October 2006. He continues to head his own private equity investment and advisory firm, Universal Telecommunications, Inc. From December 2002 to June 2007, Mr. Thompson was Chairman of Comsat International, one of the largest independent telecommunications operators serving all of Latin America. He also served as Chairman and Chief Executive Officer of Global TeleSystems Group, Inc. from March 1999 to September 2000. Mr. Thompson was Chairman and Chief Executive Officer of LCI International, Inc. from 1991 until its merger with Qwest Communications International Inc. in June 1998. Subsequent to such merger, Mr. Thompson became Vice Chairman of the Board of Directors for Qwest Communications International, Inc. until his resignation in December 1998. Mr. Thompson previously served as Executive Vice President of MCI Communications

Corporation from 1981 to 1990. Prior to MCI Communications Corporation, he was a management consultant with the Washington, D.C. offices of McKinsey & Company for nine years, where he specialized in the management of telecommunications. He currently serves as a member of the Board of Directors and the Compensation Committee of Axcelis Technologies, Inc.; a member of the Board of Directors, the Compensation Committee and the Audit Committee of ICO Global Communications (Holdings) Ltd.; and a member of the Board of Directors, the Compensation Committee and the Nominating and Corporate Governance Committee of Penske Automotive Group, Inc. He formerly served as a member on the Boards of Directors of ArrayComm LLC, Bell Canada International Inc., Comcast UK Cable Partners Limited, DynCorp International Inc., Williams Communications Group, Inc. and Golden Books. Mr. Thompson is a member of the Board of Trustees for the Lab School of Washington & Baltimore Lab. He was a former chairman of the U.S. Competitive Telecommunications Association and also served on the University of Massachusetts Chancellor's Executive Committee, as a member of the Boards of Trustees of Capitol College in Laurel, Maryland, and the St. Stephens and St. Agnes School Foundation in Alexandria, Virginia. He received his Master of Business Administration from Harvard University's Graduate School of Business, and received an undergraduate degree in chemical engineering from the University of Massachusetts.

Based primarily upon Mr. Thompson's extensive executive management and leadership experience as chief executive officer of various companies; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Thompson, the Board has determined that Mr. Thompson should serve as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

Directors Continuing in Office—Background and Qualifications

James K. Brewington, 66, has been a director since May 2009. Mr. Brewington is a veteran of the global communications market with over 40 years of industry experience at AT&T Inc. and Lucent Technologies before his retirement in 2007. From mid-2004 until his retirement from Lucent Technologies, Mr. Brewington was President of the then newly-formed Developing Markets group, tasked with expanding the revenue base beyond domestic borders, reflecting his prior success in building out their global footprint. Prior to this, he was President of Lucent Technologies' Mobility Solutions division, where he was responsible for all wireless infrastructure for the mobility segment, including global wireless development and product architecture, project management, and business and product management. Mr. Brewington joined Lucent Technologies in 1996. He began his career at AT&T Inc. in 1968, and over the ensuing years held various executive management positions in the telecommunications industry, including overseeing Bell Telephone Wireless Laboratories. Mr. Brewington serves on the Boards of Directors for Kopin Corporation and BDX, a privately-held startup company in China. He also advises several technology startup companies. He has served on the boards of the U.S.-Saudi Arabian Business Council and INROADS/North Jersey, Inc., a non-profit organization that trains minority youth for careers in business and industry. He is a member of the Cellular Telecommunications Industry Association, or CTIA, and the CTIA Wireless Foundation. Mr. Brewington has a Master of Business Administration from Seattle University, a Master of Science from Stanford University (Sloan Fellow) and a Bachelor of Arts from the College of Idaho. Based primarily upon Mr. Brewington's extensive executive management and leadership experience in the telecommunications industry; strong risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Brewington, Mr. Brewington is well qualified to continue serving as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

John P. Cunningham, 72, has been a director since September 2004. In June 2002, Mr. Cunningham retired from Citrix Systems, Inc., a global leader in virtual workplace software and services. From May 2001 to June 2002, Mr. Cunningham was Senior Vice President, Finance and Operations of Citrix Systems, Inc. He joined Citrix Systems, Inc. in November 1999 as Senior Vice President, Finance and Administration and served in that capacity until May 2001. From 1998 to June 1999, Mr. Cunningham served as Executive Vice President and Chief Financial Officer of Wang Global, a worldwide provider of network services. Prior to joining Wang Global, he served as Chief Financial Officer of Whirlpool Corporation from 1996 to 1998 and Chief Financial Officer of Maytag Corporation from 1994 to 1996, both diversified manufacturers. Mr. Cunningham has also held various management positions at International Business Machines. He currently serves as a member of the Board of Directors of Smart Disk Corporation as well as its Audit Committee. Mr. Cunningham has a Master of Business Administration from New York University and a Bachelor of Science from Fordham University. Based primarily upon Mr. Cunningham's extensive executive management and leadership experience as chief financial officer of various companies; strong accounting, financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Cunningham, Mr. Cunningham is well qualified to continue serving as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

Richard N. Nottenburg, Ph. D., 56, has been our President, Chief Executive Officer and a director since June 2008, and is responsible for the strategic direction and management of our company. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its Executive Vice President, Chief Strategy Officer and Chief Technology Officer. While at Motorola, Inc., Dr. Nottenburg was responsible for shaping Motorola, Inc.'s overall corporate strategy. Prior to joining Motorola, Inc. as an officer in July 2004, Dr. Nottenburg was a strategic consultant to the company from January 2004 to July 2004. Prior to that, Dr. Nottenburg was Vice President and General Manager of Vitesse Semiconductor Corporation after its merger with Multilink Technology Corporation in 2003. From 1995 to 2003, Dr. Nottenburg served as President and Chief Executive Officer of Multilink Technology Corporation, leading the company from inception to a successful initial public offering in 2001. Dr. Nottenburg is currently a member of the Board of Directors and the Compensation and Corporate Governance Committee of Comverse Technology Corp. He holds a Doctor of Science in Electrical Engineering from the Ecole Polytechnique Federale de Lausanne in Lausanne, Switzerland, a Master of Science in Electrical Engineering from Colorado State University and a Bachelor of Science in Electrical Engineering from Polytechnic Institute of New York. Based primarily upon Dr. Nottenburg's extensive executive management and leadership experience as our Chief Executive Officer; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Dr. Nottenburg, Dr. Nottenburg is well qualified to continue serving as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

John A. Schofield, 61, has been a director since January 2009. From 1999 to 2005, Mr. Schofield served as President, Chief Executive Officer and Chairman of the Board of Advanced Fibre Communications, Inc., a leading supplier of next-generation edge access equipment and multi-service broadband solutions for the telecommunications industry. From 1992 to 1999, Mr. Schofield served as Senior Vice President and then President of the Integrated Solutions Group of ADC Telecommunications, Inc., a world-wide supplier of network equipment, software solutions, and integration services for broadband and multiservice networks. Since April 2000, Mr. Schofield has served as a member of the Board of Directors of Integrated Device Technology, Inc. In 2008, Mr. Schofield was elected to the position of Chairman of the Board of Directors of Integrated Device Technology, Inc. He also serves as Chairman of the Governance and Nominating Committee, as a member of the Compensation Committee and is a past member of the Audit Committee of Integrated

Device Technology, Inc. Mr. Schofield has a Bachelor of Science in Electrical Engineering from the NSW Institute of Technology in Sydney, Australia and is a graduate of Raytheon's Advanced Management Program. Based primarily upon Mr. Schofield's extensive executive management and leadership experience as president of various companies; strong risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schofield, Mr. Schofield is well qualified to continue serving as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

Scott E. Schubert, 56, has been a director since February 2009. From 2005 until June 2008, Mr. Schubert served as Chief Financial Officer of TransUnion LLC. From 2003 to 2005, Mr. Schubert served as Chief Financial Officer and, prior to that, Executive Vice President of Corporate Development of NTL, Inc. (now Virgin Media, Inc.). From 1999 to 2003, Mr. Schubert held the position of Chief Financial Officer of Williams Communications Group, Inc., a high technology company, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy in October 2002 as WilTel Communications Group, Inc. Mr. Schubert also served as head of BP Amoco's Global Financial Services, leading the initial integration of BP and Amoco's worldwide financial operations following the merger of the two companies. Mr. Schubert is a graduate of the Krannert School of Business at Purdue University, where he completed his Master of Business Administration degree in Finance and Economics in 1976. He also earned his Bachelor of Science degree at Purdue University in 1975, with dual majors in Engineering and Accounting. Based primarily upon Mr. Schubert's extensive executive management and leadership experience as chief financial officer of various companies; strong accounting, financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schubert, Mr. Schubert is well qualified to continue serving as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

Paul J. Severino, 63, has been a director since March 1999. Mr. Severino has been an investment advisor to emerging companies and venture funds since 1996. He was a co-founder and Chief Executive Officer of Interlan, Inc. and Wellfleet Communications Inc. as well as a co-founder and Chairman of Bay Networks, Inc. He currently serves as a member of the Board of Directors and the Compensation Committee of Analog Devices, Inc. and was a member of the Board of Directors of Media100, Inc. Mr. Severino has a Bachelor of Science in Electrical Engineering from Rensselaer Polytechnic Institute. Mr. Severino also serves as a member of the Board of Trustees of Rensselaer Polytechnic Institute and The Dana Farber Cancer Institute, Boston, MA. Based primarily upon Mr. Severino's extensive executive management and leadership experience in the communications industry; strong risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Severino, Mr. Severino is well qualified to continue serving as a director of Sonus at the time that this Proxy Statement is filed with the SEC.

Our directors are a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside of the United States, as well as experience on other companies' boards, which provides an understanding of different business processes, challenges and strategies. Other directors have experience as members on the board of directors of non-profit and philanthropic institutions, which brings unique perspectives to our Board and provides insight into issues faced by companies.

The Nominating and Corporate Governance Committee and the Board believe that the above-mentioned attributes, along with the leadership skills and other experience of its Board members described above, provide the Company with the perspectives and judgment necessary to guide the Company's strategies and governance principles and monitor their execution.

Proposal 2—APPROVAL OF THE GRANT TO OUR BOARD OF DIRECTORS OF DISCRETIONARY AUTHORITY TO AMEND AND RESTATE OUR FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF OUR COMMON STOCK AT A RATIO OF NOT LESS THAN 1-FOR-3 AND NOT MORE THAN 1-FOR-6

General

We are asking stockholders to approve a proposal to grant the Board discretionary authority to effect a reverse stock split pursuant to a range of alternative ratios. A reverse stock split would reduce the number of outstanding shares of our common stock, and the holdings of each stockholder, according to the same formula. The proposal calls for a range of possible reverse stock split ratios between 1-for-3 and 1-for-6.

If the proposal is approved, the Board will have the discretion to effect one reverse stock split at any time prior to the annual meeting of stockholders to be held in 2011 using one of the approved ratios, or to choose not to effect a reverse stock split at all, based on its determination of which action is in the best interests of the Company and our stockholders. The Board reserves its right to elect not to proceed, and abandon the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

We are asking stockholders to approve this proposal at the 2010 annual meeting for the reasons that we describe below.

We currently have 600,000,000 authorized shares of common stock. As of April 20, 2010, the record date for the 2010 annual meeting, 277,304,590 shares of common stock were issued and 275,007,680 shares of common stock were outstanding. "Authorized" shares represent the number of shares of common stock that we are permitted to issue under our Fourth Amended and Restated Certificate of Incorporation, as amended. We also have 2,296,910 shares of common stock that we have repurchased, which are referred to as "treasury shares." Therefore, the number of shares of common stock "outstanding" represents the number of shares of common stock that we have actually issued from the pool of authorized shares of common stock but excludes the number of treasury shares. The reverse stock split, if implemented, would have the principal effect of reducing both the outstanding number of shares of common stock and the authorized number of shares of common stock by the ratio selected by the Board, and, except for the effect of fractional shares, each stockholder's proportionate ownership interest in the Company would be the same immediately before and after the reverse stock split.

Purpose of the Reverse Stock Split

The purpose of implementing a reverse stock split would be to align our share count with a number that is typical for a public company with a similar revenue and market capitalization profile to that of Sonus. At present, the number of shares of our common stock outstanding places us in the extreme minority of comparable companies, which may make it more difficult for investors to fairly judge us against our peers.

In October 2000, the Company effected a 3-for-1 stock split, which raised our common stock share count from 61,000,000 to 183,000,000. Three years later in April 2003 and September 2003, we completed two public offerings of 20,000,000 shares of common stock and 17,000,000 shares of common stock, respectively, at a $3.05 and $7.75 per share price, respectively. As a result, our outstanding common stock share count is now approximately 275,000,000, while the average outstanding share count for public companies with small- and middle-level capitalizations is less than 75,000,000.

We believe a reverse stock split would provide other benefits as well. First, a significantly lower number of outstanding shares would result in more meaningful stock-based performance metrics, such as earnings per share. Second, a lower number of outstanding shares should reduce commissions and transaction costs with respect to purchases or sales of our common stock, when such commissions and transaction costs are based on the number of shares traded. Third, there are a number of institutional investors and investment funds that are reluctant to invest, and in some cases may be prohibited from investing, in stocks that trade below certain prices (e.g., $5.00 per share) and there are brokerage firms that may be reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, we may be able to raise our common stock price to a level where our common stock would be viewed more favorably by potential investors. The combination of lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of our common stock.

Our common stock currently trades on the NASDAQ Stock Market under the symbol "SONS." The NASDAQ Stock Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One reason some companies that trade on the NASDAQ Stock Market pursue a reverse stock split is to avoid de-listing due to stock trading for 30 consecutive business days below the $1.00 per share minimum closing bid price requirement. This, however, was not the reason for our Board's decision to recommend the grant of authority to effect a reverse stock split. As of the date of this Proxy Statement, the Company meets, and the Company believes that it will continue to meet in the foreseeable future, all of the NASDAQ Stock Market's continued listing criteria.

The Board believes that stockholder approval of a range of potential exchange ratios between 1-for-3 and 1-for-6 (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. If the stockholders approve this proposal, the Board would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the stockholders at that time. In addition to the reasons described above, such determination would include, among other factors, consideration of the financial outlook of the Company as well as the timing of such reverse stock split. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the range ratios described in this Proxy Statement. No further action on the part of stockholders will be required either to implement or to abandon the reverse stock split. If the proposal is approved by stockholders and the Board determines to implement one of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the Board selects. The Board, in its discretion, may choose not to implement a reverse split.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of the Company's business or your proportional ownership in the Company.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Sonus common stock at the then market price) after the implementation of a reverse stock split will be equal to or greater than the total market capitalization before a reverse stock split or that the per share market price of our common stock following a reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of our common stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before a reverse stock split. For example, based on the closing price of our common stock on April 20, 2010 of $2.81 per share, if the Board were to implement the reverse stock split and utilize a ratio of 1-for-4, we cannot assure you that the post-split market price of our common stock would be $11.24 (that is, $2.81 × 4) per share or greater. In many cases, the market price of a company's shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after a reverse stock split when and if implemented may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of our common stock following a reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

If a reverse stock split is effected, the resulting per-share market price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share market price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after a reverse stock split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based upon our performance and other factors, which are unrelated to the number of shares of common stock outstanding.

The reverse stock split may reduce the liquidity and increase the volatility of our stock.

Following the reverse stock split, the number of our outstanding shares will be reduced by a factor ranging from three to six, which may lead to reduced trading and a smaller number of market makers for our common stock. In addition, brokerage firms often do not permit stocks trading below $5.00 per share to be sold short, but permit short-selling of shares which are traded at higher prices. Following the reverse stock split, to the extent our per-share trading price is consistently above $5.00, investors may short our stock. This may increase the volatility of our stock price.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of a reverse stock split would include the following:

- depending on the ratio for the reverse stock split selected by the Board, each 3, 4, 5 or 6 shares of our common stock that you own will be combined into one new share of common stock;
- the number of shares of common stock issued and outstanding will be reduced proportionately based on the ratio selected by the Board;
- the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board;
- appropriate adjustments will be made to restricted stock units and other securities convertible into shares of our common stock granted under our plans to maintain the economic value of the awards; and
- the number of shares reserved for issuance under our 2007 Plan (as amended from time to time), our Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan and our Amended and Restated 2000 Employee Stock Purchase Plan will be reduced proportionately

based on the ratio selected by the Board (and any other appropriate adjustments or modifications will be made under the respective plans).

The common stock resulting from a reverse stock split will remain fully paid and non-assessable. A reverse stock split will not affect the public registration of the common stock under the Securities Exchange Act of 1934, as amended. A reverse stock split will also not affect our authorized, but unissued shares of preferred stock.

A reverse stock split would not, by itself, affect our assets or business prospects. The proposed reverse stock split would not impact any arrears in dividends or defaults in principal or interest in respect to our outstanding common stock. Also, if approved and implemented, a reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of a reverse stock split.

Payment for Fractional Shares

No fractional certificates will be issued in connection with a reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of common stock not evenly divisible by the number selected by the Board for a reverse stock split ratio will be entitled, upon surrender of any certificate(s) representing such shares, to a cash payment in lieu thereof. We would arrange for a third party to aggregate the fractional shares of registered stockholders, sell them in the open market and deliver the proceeds to those stockholders. We will pay any brokerage commissions in connection with such sale.

Stockholders who otherwise would be entitled to receive fractional shares will only be entitled to a cash payment in lieu of such shares and will no longer have any rights as a stockholder with respect to the shares of common stock that would have been exchanged for such fractional shares.

Authorized Shares

A reverse stock split would affect all issued and outstanding shares of Sonus common stock and outstanding rights to acquire shares of Sonus common stock. Upon the effectiveness of a reverse stock split, the total number of shares of common stock that we are authorized to issue would be reduced proportionately based on the ratio selected by the Board. As of the record date for the 2010 annual meeting of stockholders, we had 600,000,000 shares of authorized common stock and approximately 277,304,590 shares of common stock issued and 275,007,680 shares of common stock outstanding. Authorized but unissued shares will be available for issuance, and we may issue these shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted.

Accounting Matters

The par value of the common stock will remain at $0.001 per share after a reverse stock split. As a result, as of the effective time, the stated capital on our balance sheet attributable to our common stock would be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. In future financial statements, we would restate net income or loss and other per share amounts for periods ending before a reverse stock split to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

The proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect. For example, the issuance of a large block of common stock could dilute the stock ownership of a person seeking to effect a change in the composition of the Board or contemplating a tender offer or other transaction for the combination of Sonus with another company. However, the reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate shares of common stock or obtain control of Sonus, nor is it part of a plan by management to recommend to the Board and stockholders a series of amendments to the Fourth Amended and Restated Certificate of Incorporation, as amended. Other than the proposal for the reverse stock split, together with a corresponding reduction in the number of authorized shares of our common stock, the Board does not currently contemplate recommending the adoption of any other amendments to the Fourth Amended and Restated Certificate of Incorporation, as amended, that could be construed to reduce or interfere with the ability of third parties to take over or change the control of Sonus.

Procedure for Effecting a Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal and the Board decides to implement a reverse stock split, we will file with the Secretary of State of the State of Delaware a Fifth Amended and Restated Certificate of Incorporation. A reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the Fifth Amended and Restated Certificate of Incorporation, which we refer to as the "effective time" and the "effective date," respectively. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split.

Subject to stockholder approval, our Board has approved an amendment and restatement to our Fourth Amended and Restated Certificate of Incorporation, as amended. The text of the Fifth Amended and Restated Certificate of Incorporation would be in substantially the form attached hereto as ***Appendix A***, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time, effective date, number of authorized shares and the reverse stock split ratio selected by Board.

Upon a reverse stock split, we intend to treat stockholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing a reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates would need to exchange those certificates. As we are now fully participating in the direct registration system, you will not receive a replacement physical certificate. Instead you will receive a written confirmation from our transfer agent, American Stock Transfer & Trust Co. LLC, indicating the number of shares you own after the effect of the reverse stock split and a cash payment in lieu of any fractional shares. Our common stock would also receive a new CUSIP number.

If a reverse stock split is implemented, our transfer agent will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new written confirmations will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to our transfer agent. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.**

No Appraisal Rights

Stockholders do not have appraisal rights under the Delaware General Corporation Law or under our Fourth Amended and Restated Certificate of Incorporation, as amended, in connection with the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

Our Board reserves the right to abandon a reverse stock split without further action by our stockholders at any time before the effective time, even if the authority to effect a reverse stock split has been approved by our stockholders at the 2010 annual meeting of stockholders. By voting in favor of a reverse stock split, you are expressly also authorizing the Board to determine not to proceed with, and abandon, a reverse stock split if it should so decide.

Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following summary of the material U.S. federal income tax consequences of the reverse stock split is based on current law, including the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Regulations promulgated thereunder, published statements by the Internal Revenue Service and other applicable authorities on the date of this Proxy Statement, all of which are subject to change, possibly with retroactive effect. The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder, and the discussion below may not address all the tax consequences for a particular stockholder. For example, foreign, state and local tax consequences are not discussed herein. The summary does not address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers, tax-exempt entities, traders in securities who elect to apply a mark-to-market method of tax accounting and stockholders who hold common stock as part of a hedging, straddle or constructive sale transaction. Accordingly, each stockholder should consult his, her or its tax advisor to determine the particular tax consequences of the reverse stock split to such stockholder, including the application and effects of federal, state, local and/or foreign income tax and other laws. The following summary assumes that shares of common stock are held as "capital assets" within the meaning of the Code (generally, property held for investment).

Subject to the discussion below concerning the treatment of the receipt of a cash payment instead of a fractional share, we believe that the material U.S. federal income tax consequences of a reverse stock split would be as follows:

- Sonus will not recognize any gain or loss as a result of the reverse stock split.
- You will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received instead of a fractional share.
- The aggregate adjusted basis of the shares of our common stock you hold following the reverse stock split will be equal to your aggregate adjusted basis immediately prior to the reverse stock split, reduced by any tax basis attributable to a fractional share.
- Your holding period for the common stock you continue to hold after the reverse stock split will include your holding period for the common stock you held immediately prior to the reverse stock split.

In general, if you receive cash instead of a fractional share of our common stock, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted basis in the fractional share. The capital gain or loss will constitute long-term capital gain or loss if your holding period for our common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Our beliefs regarding the tax consequences of the reverse stock split are not binding on the Internal Revenue Service or the courts. Additionally, the U.S. federal income tax discussion set forth above is included herein for general information only and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of such stockholder's circumstances and income tax situation. **Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential U.S. federal, state, local and foreign tax consequences to you of the reverse stock split.**

Required Vote

The affirmative vote of 66⅔% of the outstanding shares of our common stock as of April 20, 2010 will be required to approve this reverse stock split proposal. Abstentions and failures to vote, if any, will have the same effect as votes cast against approval of this reverse stock split proposal.

Board of Directors' Recommendation

Our Board unanimously recommends a vote "FOR" the proposal to approve the grant to our Board of Directors of discretionary authority to amend and restate our Fourth Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our common stock at a ratio of not less than 1-for-3 and not more than 1-for-6.

Proposal 3—APPROVAL OF THE AMENDMENTS TO THE SONUS NETWORKS, INC. 2007 STOCK INCENTIVE PLAN, AS AMENDED

The Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended, or the 2007 Plan, which initially was approved by the stockholders at our 2007 annual meeting, continues our program of providing equity incentives to our eligible employees, officers, directors, consultants and advisors. We offer these incentives in order to assist in recruiting, retaining and motivating qualified employees, officers and directors. The 2007 Plan currently provides awards for up to 14,902,701 shares of common stock of the Company (subject to adjustment in the event of stock splits and other similar events).

Our Board now recommends that the stockholders approve certain amendments to the 2007 Plan primarily to do the following:

- increase the maximum number of shares of the Company's common stock issuable under the 2007 Plan from 14,902,701 to 34,902,701;
- expand the limitations on repricing of options and stock appreciation rights to prohibit the purchase by the Company for cash unless approved by stockholders; and
- provide that dividends and dividend equivalents on restricted stock and restricted stock units, respectively, that are subject to performance conditions will be accumulated or reinvested and paid upon vesting.

All proposed changes to the 2007 Plan are shown in ***Appendix B*** to this Proxy Statement, with new language indicated by underlining and deleted language indicated by strike-outs.

In the event Proposal 2 as discussed above is approved and a reverse stock split is effected, (i) the number and class of securities available under the 2007 Plan, (ii) the sub-limits set forth in Section 4(b) of the 2007 Plan, (iii) the number and class of securities and exercise price per share of each outstanding option issued pursuant to the 2007 Plan, (iv) the share- and per-share provisions and the exercise price of each stock appreciation right issued pursuant to the 2007 Plan, (v) the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award issued pursuant to the 2007 Plan and (vi) the share- and per-share-related provisions and the purchase price, if any, of each outstanding other stock unit award issued pursuant to the 2007 Plan, shall be equitably adjusted by the Company (or substituted awards issued pursuant to the 2007 Plan may be made, if applicable) in the manner determined by the Board.

Stock Available for Awards

The 2007 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, non-statutory stock options (which are not tax-qualified), stock appreciation rights, restricted stock, restricted stock units and other stock-based awards and performance awards as described below (collectively referred to as Awards).

Our Board has approved, and recommends that the stockholders approve, an increase to the number of shares of our common stock available for Awards under the 2007 Plan so that the maximum number of shares issuable under the 2007 Plan is increased by 20,000,000. In addition, we propose—subject to stockholder approval—to amend the 2007 Plan to provide additional limitations on repricing of options and stock appreciation rights to prohibit the purchase by the Company for cash unless approved by the stockholders and to require that dividends and dividend equivalents payable on restricted stock and restricted stock units, respective, that are subject to performance conditions be accumulated or reinvested and paid upon vesting. Our Board believes that these amendments, if approved, would align the incentives under the 2007 Plan more closely with the interests of our stockholders.

Reasons for Proposed Amendments to the 2007 Plan

Shares currently available under the 2007 Plan are insufficient to meet our current needs based on our historical grant rate and our anticipated hiring and retention needs. Since our stockholders approved the 2007 Plan, we have granted options to purchase our common stock and shares of restricted stock aggregating 316,500 shares under the plan in 2007, representing approximately 0.1% of our then outstanding common stock; options to purchase our common stock and shares of restricted stock aggregating 5,234,382 shares under the plan in 2008, representing approximately 1.9% of our then outstanding common stock; and options to purchase our common stock and shares of restricted stock aggregating 3,435,860 shares under the plan in 2009, representing approximately 1.3% of our then outstanding common stock. These options were issued as a result of our normal hiring and retention needs as well as substantial changes in our management. The number of shares subject to options granted in 2008 and 2009 was due to our continued need to attract and retain executives in connection with the reconstitution of our management team during 2008 and 2009. Specifically, in 2008, we hired a new chief executive officer and a new senior vice president, together with other key officers and employees and in 2009, we hired a new senior vice president and general counsel as well as a new vice president of engineering and chief architect. With stockholder approval, in 2009 we implemented a stock option exchange tender offer, or the Exchange Program, under which eligible employees were offered the opportunity to surrender significantly "underwater" stock options in exchange for a lesser number of shares of restricted stock granted under the 2007 Plan. Pursuant to and at the end of the Exchange Program, options to purchase 5,476,701 shares of our common stock were tendered, which we accepted for cancellation and in exchange, we issued 1,015,360 shares of restricted stock under the 2007 Plan. As of March 31, 2010, there were 5,105,476 shares available for future issuance pursuant to future awards under the 2007 Plan. We require additional shares under the 2007 Plan to meet our anticipated hiring and retention needs and to motivate our current executives and employees.

Stock-based incentive compensation encourages and rewards employee performance while aligning our employees' interests with those of our stockholders. We continue to believe that alignment of the interests of our stockholders and our employees, officers and directors is best advanced through the issuance of equity incentives as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees', officers' and directors' focus on personal responsibility, creativity and stockholder returns. This link is further reinforced by subjecting the Company's purchase of options and stock appreciation rights, or SARs, for cash to stockholder approval. We also believe that delivering a portion of their total compensation in the form of long-term equity compensation helps to encourage a long-term view in an industry that is subject to lengthy business cycles. We believe that stock-based compensation encourages and rewards employee performance by increasing the value of their compensation if our stock performance improves. This results in employees being motivated to increase our share price, even when restricted shares are granted. Vesting requirements, including requirements with respect to the accumulation or reinvestment of dividends and dividend equivalents, further encourage long-term retention, which is beneficial to our growth and success. We need additional shares under the 2007 Plan to ensure that we have the continued ability to use equity compensation to motivate existing high-performing employees, hire additional and qualified employees and align our employees' interests with those of our stockholders.

Our ability to attract, motivate and retain qualified, high-performing employees could be compromised without an increase in shares available for issuance under the 2007 Plan. Many of our employees view equity incentives as a key aspect of their compensation. We currently grant shares of restricted stock and/or stock options to new employees, upon the promotion of certain existing employees, and on an annual supplemental basis to certain key existing employees. Based on our historical grant rate, we do not currently have enough shares available for issuance under the 2007 Plan to enable us to make sufficient equity compensation grants through the 2010 fiscal year. As a result, we may lack the ability to attract and retain the best available personnel for positions of substantial responsibility and offer equity compensation that is commensurate with that of our peers and competitors. These equity incentives such as stock options and shares of restricted stock play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense.

We recognize our responsibility to keep the dilutive impact of the equity incentives we offer within a reasonable range. Going forward, we intend to continue to responsibly manage issuances of equity incentive awards under the 2007 Plan. The 2007 Plan also contains several features designed to protect stockholders' interests. For example, the exercise price of outstanding options issued under the 2007 Plan may not be reduced without stockholder approval, and the 2007 Plan does not allow any options to be granted at less than 100% of fair market value. The 2007 Plan also does not contain an "evergreen" provision whereby the number of authorized shares is automatically increased on a regular basis.

Description of the 2007 Plan

The following is a summary of the 2007 Plan. This summary does not purport to be complete, and is qualified in its entirety by reference to the full text of the 2007 Plan, a copy of which has been filed as ***Appendix B*** hereto.

Shares Issuable under the 2007 Plan

Awards may be made under the 2007 Plan for up to 14,902,701 shares of common stock (subject to adjustment for changes in capitalization, including stock splits and other similar events).

If an Award expires, terminates, is cancelled or otherwise results in shares not being issued, the unused shares covered by such Award will generally become available for future grant under the

2007 Plan. However, any shares tendered to pay the exercise price of an Award or to satisfy a tax withholding obligation will not become available for future grant under the 2007 Plan. In addition, the full number of shares subject to any stock-settled SARs will count against the shares available for issuance under the 2007 Plan, regardless of the number of shares actually issued to settle such SAR upon exercise.

Administration

The 2007 Plan is administered by our Board, which has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2007 Plan and to interpret the provisions of the 2007 Plan. Pursuant to the terms of the 2007 Plan and to the extent permitted by applicable law, our Board may delegate authority under the 2007 Plan to one or more committees or subcommittees of our Board. Our Board has authorized the Compensation Committee of the Board, or the Compensation Committee, to administer the 2007 Plan and the Compensation Committee has authorized the Chief Executive Officer to grant options, subject to specific limitations set by the Compensation Committee, to newly hired employees of the Company or any of our present or future subsidiaries and employees who have referred new employees to us pursuant to our employee referral program.

Subject to any applicable limitations contained in the 2007 Plan, our Board, the Compensation Committee, or any other committee or officer to whom our Board or a committee delegates authority, as the case may be, selects the recipients of Awards and determines the terms of the Awards.

Our Board is required to make equitable adjustments in connection with the 2007 Plan and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, combination of shares, reclassification of shares, spin-offs and other similar changes in capitalization, and any other dividend or distribution other than an ordinary cash dividend. The 2007 Plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as:

- any merger or consolidation of Sonus with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property, or is cancelled;
- any exchange of all of our common stock for cash, securities or other property pursuant to a share exchange transaction; or
- any liquidation or dissolution of our company.

In connection with a Reorganization Event, our Board will take any one or more of the following actions as to all or any (or any portion of) outstanding Awards, other than restricted stock Awards, on such terms as our Board determines:

- provide that Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);
- upon written notice, provide that all unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised within a specified period following the date of such notice;
- provide that outstanding Awards will become exercisable, realizable or deliverable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon such Reorganization Event;
- in the event of a Reorganization Event under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event, or the Acquisition Price, make or provide for a cash payment to an

Award holder equal to the excess, if any, of (A) the Acquisition Price times the number of shares of common stock subject to the holder's Awards (to the extent the exercise price does not exceed the Acquisition Price) over (B) the aggregate exercise price of all such outstanding Awards and any applicable tax withholdings, in exchange for the termination of such Awards;

- provide that, in connection with a liquidation or dissolution of our company, Awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings); and
- any combination of the foregoing.

In taking any of the actions permitted directly above, the Board will not be obligated by the 2007 Plan to treat identically all Awards, all Awards held by a holder of such Awards or all Awards issued at the same time.

With respect to Awards of restricted stock and restricted stock units, or RSUs, upon the occurrence of a Reorganization Event other than a liquidation or dissolution of our company, the repurchase and other rights of the Company under each outstanding restricted stock Award will inure to the benefit of our successor, and will, unless the Board determines otherwise, apply to the cash, securities or other property into which our common stock is converted or exchanged.

Our Board may at any time provide that any Award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

Types of Awards

The 2007 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, non-statutory stock options, SARs, restricted stock, RSUs and other stock-based Awards and performance Awards as described below.

Incentive Stock Options and Non-statutory Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price which is not less than the fair market value of our common stock at the close of trading on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than 100% of the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power). Options may not be granted for a term in excess of ten years. The 2007 Plan permits the following forms of payment of the exercise price of options: payment by cash, check or in connection with a "cashless exercise" through a broker or subject to certain conditions and if permitted by our Board, surrender to Sonus shares of common stock, or delivery to Sonus of a promissory note on terms determined by the Board, or any other lawful means as provided for in the applicable option agreement or approved by the Board, or any combination of these forms of payment.

Stock Appreciation Rights. A SAR is an Award entitling the holder, upon exercise, to receive an amount in common stock or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of common stock over the exercise price, which shall be not less than the fair market value on the date the SAR is granted. SARs may be granted independently or in tandem with an option. No SAR will be granted with a term in excess of 10 years.

Restricted Stock Awards. Restricted stock Awards entitle recipients to acquire shares of common stock, subject to the right of Sonus to repurchase all or part of such shares at their issue price or other stated or formula price or to require forfeiture if issued at no cost if the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established by the Board for such Award. Our Board will determine the terms and conditions of the applicable Award, including the conditions for vesting and repurchase and the issue price, if any. Shares of common stock issued pursuant to restricted stock Awards count against the shares of common stock available for issuance under the 2007 Plan as 1.5 shares for every one share issued in connection with such Award.

Restricted Stock Unit Awards. RSU Awards entitle the recipient to receive shares of common stock or cash to be delivered at the time such Award vests pursuant to the terms and conditions established by our Board. Shares of common stock issued pursuant to RSU Awards count against the shares of common stock available for issuance under the 2007 Plan as 1.5 shares for every one share issued in connection with such Award.

Other Stock Unit Awards. Under the 2007 Plan, our Board has the right to grant other Awards having such terms and conditions as our Board may determine, including the grant of shares based upon certain conditions, the grant of Awards that are valued in whole or in part by reference to, or otherwise based on, shares of common stock or other property, and the grant of Awards entitling recipients to receive shares of common stock to be delivered in the future (collectively, Other Stock Unit Awards). Shares of common stock issued pursuant to Other Stock Unit Awards count against the shares of common stock available for issuance under the 2007 Plan as 1.5 shares for every one share issued in connection with such Award.

Performance Conditions. Restricted stock and RSU Awards and Other Stock Unit Awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code will be made subject to the achievement of performance goals. We refer to these Awards as "performance awards." Performance awards will vest solely upon the achievement of specified performance criteria designed to qualify for deduction under Section 162(m) of the Code.

The performance criteria for each such Award will be based on one or more of the following measures: (a) net income; (b) earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization; (c) operating profit before or after discontinued operations and/or taxes; (d) sales; (e) sales growth; (f) earnings growth; (g) cash flow or cash position; (h) gross margins; (i) stock price; (j) market share; (k) return on sales, assets, equity or investment; (l) improvement of financial ratings; (m) achievement of balance sheet or income statement objectives; or (n) total stockholder return; and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Our Board or a committee of the Board to whom the Board may delegate any or all of its powers under the 2007 Plan, or the Committee, may specify that such performance measures shall be adjusted to exclude any one or more of: (i) extraordinary items; (ii) gains or losses on the dispositions of discontinued operations; (iii) the cumulative effects of changes in accounting principles; (iv) the writedown of any asset; and (v) charges for restructuring and rationalization programs.

Such performance measures:

- may vary by participant and may be different for different Awards;
- may be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works and may cover such period as may be specified by the Committee; and

- will be set by the Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m) of the Code.

Restrictions on Repricings

Unless approved by our stockholders:

- no outstanding option or SAR granted under the 2007 Plan may be amended to provide an exercise price that is lower than its then-current exercise price (other than adjustments for changes in capitalization);
- no outstanding option or SAR grant may be cancelled and substituted with a new Award under the 2007 Plan covering the same or a different number of shares of common stock and having an exercise price lower than the then-current exercise price of the cancelled option or SAR; and
- if approved at the 2010 annual meeting of stockholders of the Company, no outstanding option or SAR granted under the 2007 Plan may be purchased by the Company for cash.

Transferability of Awards

Awards, other than vested restricted stock Awards, may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the holder of an Award, Awards, other than vested restricted stock Awards, are exercisable only by such holder. Our Board may permit the gratuitous transfer of an Award by the holder of an Award to or for the benefit of any immediate family member, family trust or other entity established for the benefit of such holder or an immediate family member of such holder if, with respect to such transferee, Sonus would be eligible to use a Form S-8 for the registration of the sale of the common stock subject to such Award under the Securities Act of 1933, as amended.

Eligibility to Receive Awards

Our employees, officers, directors, consultants and advisors and those of our subsidiaries are eligible to be granted Awards under the 2007 Plan. Under present law, however, incentive stock options may only be granted to employees of Sonus and its subsidiaries.

The maximum number of shares with respect to which Awards may be granted to any participant under the 2007 Plan may not exceed 2,000,000 shares per calendar year. For purposes of this limit, the combination of an option in tandem with a SAR is treated as a single Award. In addition, the maximum number of shares with respect to which Awards may be granted to non-employee directors in a calendar year is 100,000.

Plan Benefits

As of March 31, 2010, approximately 868 employees (including 9 of our executive officers), 8 non-employee directors, 85 consultants and 2 advisors were eligible to receive Awards under the 2007 Plan. The granting of Awards under the 2007 Plan is discretionary and we cannot now estimate the number or type of Awards to be granted in the future to any particular person or group, including each of our executive officers or our executive officers as a group.

Substitute Awards

In connection with a merger or consolidation of an entity with us or the acquisition by us of property or stock of an entity, our Board may grant Awards in substitution for any options or other stock or stock-based Awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as our Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the 2007 Plan. Substitute Awards will not count against the 2007 Plan's overall share limit, except as may be required by the Code.

Provisions for Foreign Participants

Our Board may modify Awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the 2007 Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Amendment or Termination

The 2007 Plan became effective on November 12, 2007, or the Effective Date. No new Award may be granted under the 2007 Plan after completion of 10 years from the Effective Date but Awards previously granted may extend beyond that date. Our Board may at any time amend, suspend or terminate the 2007 Plan; provided that, to the extent determined by our Board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until such stockholder approval is obtained.

Registration

We have registered 9,500,000 shares of our common stock to be issued under the 2007 Plan on a registration statement on Form S-8, filed with the SEC on April 1, 2008. On December 11, 2009, we registered on Form S-8 an additional 5,402,701 shares of common stock underlying the options that were surrendered and cancelled in the Exchange Program and credited to the 2007 Plan.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to Awards granted under the 2007 Plan. This summary is general in nature and is based on the federal tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below and the Company is not in a position to assure any particular tax result. In addition, this summary assumes that all Awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation.

Incentive Stock Options

A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by us or a 50% or more-owned corporate subsidiary at all times beginning with the option grant date and generally ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Non-statutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain (or long-term capital loss, if sales proceeds do not exceed the exercise price). If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-statutory Stock Options

A participant will not have income upon the grant of a non-statutory stock option. A participant will have ordinary income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights

A participant will not have income upon the grant of a SAR. A participant will recognize ordinary income upon the exercise of a SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards

A participant will not have income upon the grant of restricted stock unless the participant voluntarily makes an election under Section 83(b) of the Code within 30 days of the date of grant. If a timely Section 83(b) election is made, then a participant will have ordinary income equal to the value of the stock on the date of grant less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant, if a timely Section 83(b) election has been made.

If the participant does not make a Section 83(b) election, then when the stock vests (*i.e.,* the transfer restrictions and forfeiture provisions lapse) the participant will have ordinary income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date, if no Section 83(b) election has been made. Any capital gain or loss will be long-term if the participant held the stock for more than one year following (i) the grant date if a timely Section 83(b) election has been made or (ii) the vesting date if no Section 83(b) election has been made, and otherwise will be short-term.

Restricted Stock Units

A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make a Section 83(b) election with respect to a restricted stock unit award. When the restricted stock unit is settled, the participant will have income on the settlement date in an amount equal to the fair market value of the stock on the settlement date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the settlement date. Any capital gain or loss will be long-term if the participant held the stock for more than one year following the settlement date and otherwise will be short-term. Restricted stock units may be subject to Section 409A of the Code.

Other Stock-Based Awards

The tax consequences associated with any other stock-based Award granted under the 2007 Plan will vary depending on the specific terms of such Award. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award and the participant's holding period and tax basis for the Award or underlying common stock. Other stock-based Awards may be subject to Section 409A of the Code.

Tax Consequences to the Company

The Company generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by a participant. Any such deduction will be subject to the limitations of Sections 162(m) and 280G of the Code.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2007 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Required Vote

Approval of the proposed amendments to the 2007 Plan requires the affirmative "FOR" vote of a majority of the votes cast on the proposal.

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

	(A)	(B)	(C)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders(1)	24,081,565(2)	$4.90	20,428,679(3)
Equity compensation Plans Not Approved by Stockholders	—	—	—
Total	24,081,565	$4.90	20,428,679

(1) Consists of the 2007 Plan and the Amended and Restated 2000 Employee Stock Purchase Plan, or the ESPP.

(2) Excludes purchase rights accruing under the ESPP. The purchase price of the stock under the ESPP is equal to 85% of the market price on the last day of the offering period. Participation is limited to 20% of an employee's eligible compensation, not to exceed amounts allowed by the Code.

(3) Consists of shares available for future issuance under the 2007 Plan and the ESPP. As of December 31, 2009, 5,971,479 shares of common stock were available for issuance under the

2007 Plan; and 14,457,200 shares of common stock were available for issuance under the ESPP. The ESPP incorporates an evergreen provision pursuant to which, on January 1 of each year, the aggregate number of shares reserved for issuance under the ESPP automatically increases by a number equal to the lesser of (i) 2% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) such number as our Board may determine. However, not more than an aggregate of 25,000,000 shares of common stock may be issued pursuant to the ESPP.

Board of Directors' Recommendation

We believe strongly that the approval of the amendments to the 2007 Plan to increase the number of shares of common stock eligible for issuance is essential to our continued success. Our employees are one of our most valuable assets. Awards under the 2007 Plan are vital to our ability to attract and retain outstanding and highly skilled individuals. Such Awards also are crucial to our ability to motivate employees to achieve our goals. In addition, amending the 2007 Plan to provide additional limitations on the repricing of options and SARs and to provide that dividends and dividend equivalents be accumulated or reinvested and paid upon vesting, would more closely align the incentives of our employees, officers, directors, consultants and advisors who are eligible to receive Awards under the 2007 Plan with the interests of all our stockholders in the long-term enhancement of stockholder value. For the reasons stated above, the stockholders are being asked to approve the amendments to the 2007 Plan.

Our Board unanimously recommends a vote "FOR" the amendments to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended.

Proposal 4—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking the stockholders to ratify the appointment by our Audit Committee of Deloitte & Touche LLP as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2010. Deloitte & Touche LLP has acted in this capacity since August 2005. Representatives of Deloitte & Touche LLP are expected to be present at the 2010 annual meeting of stockholders and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions. If this proposal is not approved at the annual meeting, our Audit Committee may reconsider this appointment.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

CORPORATE GOVERNANCE AND BOARD MATTERS

Corporate Governance Guidelines

Sonus' Board has adhered to governance principles designed to assure the continued vitality of the Board and excellence in the execution of its duties. In order to reflect these principles, our Board has established Corporate Governance Guidelines to assist in the fulfillment of its responsibilities. The governance practices, which are memorialized in the Corporate Governance Guidelines, are intended to ensure that our Board has the necessary authority and processes to review and evaluate our business operations as needed and to make independent decisions consistent with the interests of our stockholders.

Our Board is responsible for overseeing our management and financial results and is committed to diligently exercising its oversight responsibilities consistent with the highest principles of business ethics, and to meeting the corporate governance requirements of both federal law and the NASDAQ Stock Market Marketplace Rules.

The Corporate Governance Guidelines, among other things, include information regarding the:

- various goals of the Board, as well as a description of the roles and responsibilities of its members;
- composition of the Board, including the independence of directors and an overview of the candidate selection process;
- process of meetings of the Board and the various committees of the Board; and
- policies of the Company relating to director orientation and the proper access by directors to various members of management and Company advisors.

The Corporate Governance Guidelines reflect the Company's principles on corporate governance matters. These guidelines are available on our website *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Governing Our Company*, or in paper form upon request to the Company's corporate secretary.

Code of Conduct and Ethics

Our Board has adopted a written Corporate Code of Conduct and Ethics, which qualifies as a "code of ethics" as defined by Item 406 of Regulation S-K of the Exchange Act of 1934, as amended. The Code of Conduct and Ethics was established to preserve Sonus' reputation and to reaffirm its existing policy for integrity to its employees, officers and directors and to persons who deal with the Company. To ensure that our business is conducted in a consistently legal and ethical manner, all of our directors, officers and employees must act in accordance with our Code of Conduct and Ethics.

Among other matters, the Code of Conduct and Ethics is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest;
- proper use of Company resources;
- full, fair, accurate and timely disclosure in public communications and SEC reports;
- prompt internal reporting of violations of internal policies; and
- accountability for adherence to the Code of Conduct and Ethics.

Our policies and procedures cover all areas of professional conduct, including relations with vendors, conflicts of interest, financial integrity and the protection of corporate assets, as well as adherence to all laws and regulations applicable to the conduct of our business. Employees and directors are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct and Ethics. In addition, our Audit Committee has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Our Code of Conduct and Ethics is available on our website *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Governing Our Company*, or in paper form upon request to the Company's corporate secretary.

Oversight of Risk Management

At Sonus, we believe that innovation and leadership are impossible without taking risks. We also recognize that imprudent acceptance of risk or the failure to appropriately identify and mitigate risks could be destructive of stockholder value. Senior management is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and also through its committees, each of which examines various components of enterprise risk as part of their responsibilities. Generally, strategic risks are overseen by the full Board, financial risks are overseen by the Audit Committee, and risks relating to our compensation policies are overseen by the Compensation Committee to ensure that our compensation programs do not encourage excessive risk taking. Management regularly reports on each such risk to the relevant committee or the Board. Additional review or reporting on risks is conducted as needed or as required by the Board or one of its committees.

In addition, an overall review or risk is inherent in the Board's consideration of our long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters. The Board's role in risk oversight of the Company is consistent with our leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing our risk exposure, and the Board and its committees providing oversight in connection with those efforts.

Director Independence

Under the NASDAQ Stock Market Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. SEC rules also impose, through the NASDAQ Stock Market Marketplace Rules, special independence requirements for members of the Audit Committee. Our Board has determined that each of James K. Brewington, John P. Cunningham, Howard E. Janzen, Paul J. Severino, John A. Schofield, Scott E. Schubert, H. Brian Thompson and Beatriz V. Infante does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 4200(a)(15) of the NASDAQ Stock Market Marketplace Rules. The special independence requirements of the SEC for Audit Committee members are discussed below under "*Board Committees—Audit Committee*."

In determining the independence of the directors listed above, our Board considered each of the policies and procedures specified in our related person transaction policy. There are no family relationships among our executive officers and directors.

Board Meetings

Our Board recognizes the importance of director attendance at Board and committee meetings. In 2009, overall attendance at Board and committee meetings was over 98%. Our Board held 13 meetings during 2009. Attendance was at least 75% for each director. We do not have a policy regarding the attendance of directors at our annual meetings of stockholders. Each director who served on our Board during 2009 attended the 2009 annual meeting of stockholders.

Board Committees

Our Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and one ad-hoc committee: the Corporate Development and Investment Committee. With the exception of the Corporate Development and Investment Committee, each of these Committees is composed entirely of independent directors as defined under applicable rules.

Audit Committee

Our Board has established an Audit Committee consisting of four members: Messrs. Cunningham (Chairman), Janzen, Schofield and Schubert. Each of the members of the Audit Committee is an "independent director" as defined under the rules of the NASDAQ Stock Market and the additional independence requirements for members of audit committees imposed by Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our Board has determined that Mr. Cunningham is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. The Audit Committee held 11 meetings during 2009.

The Audit Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the SEC and the NASDAQ Stock Market.

Among other things, the purposes of the Audit Committee include:

- overseeing our accounting and financial reporting processes and the audits of our financial statements; and
- maintaining the integrity of our financial statements, the independence, qualifications and performance of our independent registered public accounting firm, and our compliance with legal requirements.

The duties of the Audit Committee include, among other things:

- selecting, compensating, retaining, terminating and overseeing the independent registered public accounting firm;
- considering the qualifications, independence and performance of, and approving the scope of the proposed audit to be conducted by, our independent registered public accounting firm and reviewing the results of the audit;
- reviewing our financial reporting processes, including the accounting principles and practices followed and the financial information provided to stockholders and others;
- establishing and administering our procedures for the (i) receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting and auditing matters;
- overseeing our internal control over financial reporting and disclosure controls and procedures; and
- serving as our Qualified Legal Compliance Committee.

The duties of the Audit Committee do not include determining whether our financial statements are complete and accurate or whether they are in prepared accordance with generally accepted accounting principles. Management of the Company is responsible for preparing our financial statements and our independent auditors are responsible for auditing those financial statements.

Compensation Committee

The Compensation Committee consists of four members: Messrs. Severino (Chairman), Schofield, and Thompson and Ms. Infante. Each of the members of the Compensation Committee is an "independent director" as defined under the rules of the NASDAQ Stock Market. The Compensation Committee held 10 meetings during 2009.

The Compensation Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market.

Among other things, the purposes of the Compensation Committee include:

- discharging the Board's responsibilities relating to the compensation of the Company's Chief Executive Officer and other executive officers;
- administering the Company's equity-based compensation plans; and
- reviewing the disclosures in the Compensation Discussion and Analysis and producing an annual compensation committee report for inclusion in the Company's proxy statement.

The responsibilities of the Compensation Committee include, among other things:

- reviewing and approving the compensation, as well as evaluating the performance, of our executive officers, including our Chief Executive Officer;
- periodically reviewing, with input from the full Board, issues related to succession planning for the Chief Executive Officer and other members of management;
- reviewing the Company's various public disclosures regarding compensation and preparing an annual executive compensation report for the stockholders of the Company in accordance with the rules and regulations of the SEC; and
- advising and assisting management in developing our overall compensation strategy to assure that it promotes stockholder interests, supports our strategic and tactical goals, and provides for appropriate rewards and incentives for our management and employees.

In exercising its responsibilities, the Compensation Committee establishes and monitors policies governing the compensation of executive officers and determines the terms, conditions, restrictions and performance criteria relating to incentive compensation. As discussed below in the Compensation Discussion and Analysis, the Compensation Committee has retained compensation consulting firm Frederic W. Cook & Company to provide advice and data to this Committee. In 2009, Frederic W. Cook & Company also provided consulting services for the Compensation Committee relating to compensation paid to non-employee directors of our Board as well as consulting services for the Company relating to the Exchange Program.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of three members: Messrs. Thompson (Chairman), Brewington and Janzen. Each of the members of the Nominating and Corporate Governance Committee is an "independent director" as defined under the current rules of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee held 2 meetings during 2009.

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market.

Among other things, the purposes of the Nominating and Corporate Governance Committee include:

- assisting the Board in identifying individuals qualified to serve as members of the Board;
- developing and recommending to the Board a set of corporate governance principles for the Company; and
- overseeing the evaluation of the Board and management of the Company.

The duties of the Nominating and Corporate Governance Committee include, among other things:

- developing criteria for the selection of new directors and identifying candidates qualified to become members of the Board;
- recommending to the Board the director nominees (a) for election by the stockholders at each meeting of stockholders at which directors will be elected and (b) to fill any vacancies and newly created directorships on the Board; and
- developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and reviewing and reassessing the adequacy of such guidelines.

The Nominating and Corporate Governance Committee encourages the selection of directors who will contribute to our overall corporate goals of responsibility to our stockholders, customers and employees. The Nominating and Corporate Governance Committee reviews from time to time the appropriate skills and characteristics required of individual directors to contribute to our success in today's business environment. The Nominating and Corporate Governance Committee has the authority to engage independent advisors to assist in the process of identifying and evaluating director candidates, but has not engaged any such advisors to date. As discussed below under "*Director Nomination Process*," the Nominating and Corporate Governance Committee applies the same selection criteria to stockholder-nominated director candidates as to those nominated by the Company.

Corporate Development and Investment Committee

The Corporate Development and Investment Committee is an ad-hoc committee of the Board and consists of five members: Messrs. Brewington, Cunningham, Nottenburg and Schubert and Ms. Infante. Each of Messrs. Brewington, Cunningham and Schubert and Ms. Infante is an "independent director" as defined under the rules of the NASDAQ Stock Market. The Corporate Development and Investment Committee held 10 meetings during 2009.

The Corporate Development and Investment Committee operates pursuant to a written charter adopted by the Board.

Among other things, the purposes of the Corporate Development and Investment Committee include providing advice to the Board with respect to:

- the Company's minority investments;
- the issuance of debt securities of the Company;
- stock repurchase programs that may be adopted by the Board;
- potential acquisitions, merger transactions, joint ventures and other investment transactions;
- uses of the Company's cash and short-term investments; and
- tax planning.

The Corporate Development and Investment Committee also performs any other activities or responsibilities from time to time assigned to it by action of the Board, which is consistent with the Corporate Development and Investment Committee Charter as the Board deems necessary or appropriate. The Corporate Development and Investment Committee, however, does not have any authority to act on behalf of or bind the Company, unless the Board delegates such authority to the Corporate Development and Investment Committee.

Director Nomination Process

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to our Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria generally set forth in the Nominating and Corporate Governance Committee Charter. There are no specific minimum qualifications for a recommended nominee to our Board; however, the Nominating and Corporate Governance Committee considers, among other skills and criteria, the following criteria for nomination as a director: demonstrated business knowledge and experience and an ability to exercise sound judgment in matters that relate to our current and long-term objectives; commitment to understanding us and our industry and to regularly attend and participate in meetings of our Board and its committees; a reputation for integrity, honesty and adherence to high ethical standards; the ability and experience to understand the sometimes conflicting interests of our various constituencies and to act in the interests of all stockholders; and the absence of any conflict of interest that would impair the nominee's ability to represent the interest of all our stockholders and to fulfill the responsibilities of being a director. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Our Board believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities. In identifying potential director candidates, the Nominating and Corporate Governance Committee and the Board also focus on ensuring that the Board reflects a diversity of experiences, backgrounds, skills, races, genders and national origins.

Stockholders may recommend individuals to the Nominating and Governance Committee for consideration as potential director candidates by submitting the candidate's name, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Sonus Networks, Inc., 7 Technology Park Drive, Westford, MA 01886, with a copy to Sonus Networks, Inc., Attn: Chief Financial Officer, 7 Technology Park Drive, Westford, MA 01886. Assuming that appropriate biographical and background materials have been provided on a timely basis, the Nominating and Governance Committee will evaluate stockholder-recommended director candidates by following substantially the same process, and applying substantially the same criteria discussed above, as it follows for candidates submitted by others.

Stockholders may directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the procedures set forth under "*Stockholder Proposals For Presentation At 2011 Annual Meeting.*"

Board Leadership Structure

The Company's Amended and Restated By-laws delegate to the Board the right to exercise its discretion to either separate or combine the offices of Chairman of the Board and Chief Executive Officer. In 2008, our Board undertook a comprehensive review of our current corporate governance practices, the corporate governance environment and current trends, and, as a result, instituted a number of important changes, including separating the roles of Chairman and Chief Executive Officer. The Board has determined that the Board leadership structure that is most appropriate at this time, given the specific characteristics and circumstances of the Company, the skills and experience of Howard E. Janzen and Richard N. Nottenburg and succession planning, is leadership based upon the experienced management afforded by a non-executive Chairman and a full-time Chief Executive Officer, both positions being subject to oversight and review by the Company's independent directors. The Board recognizes that depending on the specific characteristics and circumstances of the Company, other leadership structures might also be appropriate. A combined Chairman and Chief Executive Officer Board leadership structure has previously served the Company and its stockholders well and may serve them well in the future. The Company is committed to reviewing this determination on an annual basis.

The Board's leadership is designed so that independent directors exercise oversight of the Company's management and key issues related to strategy and risk. Only independent directors serve on the Audit Committee, the Compensation Committee and Nominating and Corporate Governance Committee and standing Board committees are chaired by independent directors.

Non-Executive Chairman

In December 2008, in furtherance of our desire to strengthen our corporate governance policies, our Board separated the positions of Chairman and Chief Executive Officer. At that time, our Board appointed Howard E. Janzen as non-executive Chairman of the Board. The duties of the non-executive Chairman of the Board, among others, are to:

- preside at Board meetings;
- preside at executive sessions or other meetings of the independent directors;
- coordinate with committee chairs in the development and recommendations relative to Board and committee meeting content and schedules; and
- provide the Chief Executive Officer's annual performance evaluation communicating the feedback from the Compensation Committee and the Board.

Lead Independent Director

Our independent directors appointed Paul Severino as lead independent director for fiscal 2009 to strengthen the independence and the role of the independent directors. The duties of the lead independent director were to:

- preside at Board meetings in the absence of the Chairman of the Board, or upon designation by a majority of directors;
- preside at executive sessions or other meetings of the independent directors in the absence of the Chairman of the Board; and
- consult with the Chairman of the Board as to agenda items for board and committee meetings.

Generally, our independent directors appointed the lead independent director annually to serve for a period of one year. It was appropriate for the Company to have a lead independent director for fiscal 2009 since the Company had separated the roles of Chairman and Chief Executive Officer in

December 2008 and the lead independent director helped to transition the non-executive Chairman in his new role. For fiscal 2010, however, the Board eliminated the role of lead independent director because the non-executive Chairman had served in this capacity for over one year. The Board recognizes that depending on the specific characteristics and circumstances of the Company, other leadership structures might also be appropriate. A lead independent director position has previously served the Company and its stockholders well and may serve them well in the future. The Company is committed to reviewing this determination on an annual basis.

Executive Sessions of the Board

Under our Corporate Governance Guidelines, our independent directors are required to meet regularly in executive session without management to review the performance of management and our company and any related matters. Generally, executive sessions will be held in conjunction with regularly scheduled meetings of the Board.

We expect the Board to have a least four executive sessions each year.

Additional Governance Matters

Public Availability of Corporate Governance Documents

Our key corporate governance documents, including our Corporate Governance Guidelines, Corporate Code of Conduct and Ethics and the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Corporate Development and Investment Committee are:

- available on our corporate website at *http://www.sonusnet.com* (by including the foregoing Internet address link, we do not intend to incorporate by reference to this Proxy Statement material not specifically referenced herein);
- available in print to any stockholder who requests them from our corporate secretary; and
- filed as exhibits to our securities filings with the SEC.

Stockholder Communications with the Board of Directors

Stockholders may communicate with our Board by writing, e-mailing or calling our Investor Relations Department at Sonus Networks, Inc., 7 Technology Park Drive, Westford, MA 01886, Attention: Investor Relations, (978) 614-8142, *ir@sonusnet.com.* Our Investor Relations Department will review all such communications and will forward to the chairman of the Audit Committee of our Board all communications that raise an issue appropriate for consideration by our Board. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Director Compensation

Members of our Board who are employees or officers of Sonus receive no compensation for their service as directors. For 2009, non-employee directors of our Board received cash compensation as follows:

Description of Board and Committee Service	Board Member Annual Fee
Board Membership	$20,000
Audit Committee Membership	$ 7,500
Other Committee Membership(1)	$ 3,750
Audit Committee Chair(2)	$10,000

(1) "Other Committee" includes the Compensation Committee, the Nominating and Corporate Governance Committee and the Corporate Development and Investment Committee.

(2) Compensation for service as Chair is in addition to compensation for Board/committee membership.

Directors also are eligible to be reimbursed for reasonable out-of pocket expenses incurred in connection with attendance at our Board or committee meetings.

For 2009, non-employee directors of the Board were entitled to equity compensation as follows:

Type of Grant	Number of Shares of Common Stock Underlying Options
Initial Grant(1)	50,000
Annual Grant(1)(2)	20,000

(1) Option grants are subject to four-year vesting under the 2007 Plan.

(2) The Compensation Committee elected to forgo annual grants of common stock to non-employee directors for fiscal year 2009.

The following table contains information on compensation earned by each non-employee member of our Board during 2009:

2009 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards (2)(3) ($)	Total ($)
James K. Brewington(1)	$16,928	$51,300	$68,228
John P. Cunningham	$39,375	—	$39,375
Howard E. Janzen	$31,250	—	$31,250
John A. Schofield(1)	$29,375	$32,505	$61,880
Scott E. Schubert(1)	$29,375	$47,850	$77,225
Paul J. Severino	$23,750	—	$23,750
H. Brian Thompson	$27,500	—	$27,500

(1) Messrs. Brewington, Schofield and Schubert were each appointed to our Board in 2009.

(2) The amounts in this column do not reflect compensation actually received by the director. Instead, the amounts reflect the grant date fair value of 2009 awards, as calculated in accordance with *Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation*, or ASC 718. The grant date fair values of options to purchase common stock granted to

our non-employee directors in 2009 were estimated using the Black-Scholes valuation model with the following assumptions:

Risk-free interest rate	1.76%–2.47%
Expected dividend yield	—
Weighted average volatility	64.3%
Expected life (years)	4.5

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 14 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3) The following table shows the aggregate number of outstanding stock options held by each of our non-employee directors as of December 31, 2009 and the grant date fair value for each award as calculated in accordance with ASC 718:

Non-employee Director	Grant Date	Number of Shares Underlying Outstanding Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards
James K. Brewington	05/15/09	50,000	$ 1.92	$ 51,300
John P. Cunningham	09/09/04	50,000	$ 5.37	$230,000
	10/12/05	20,000	$ 4.95	75,698
	12/17/07	40,000	$ 6.10	118,336
		110,000		$424,034
Howard E. Janzen	01/20/06	50,000	$ 4.77	$159,000
	12/17/07	40,000	$ 6.10	118,336
		90,000		$277,336
John A. Schofield	02/17/09	50,000	$ 1.25	$ 32,505
Scott E. Schubert	03/16/09	50,000	$ 1.84	$ 47,850
Paul J. Severino	05/11/01	10,000	$29.00	$265,700
	05/02/02	10,000	$ 2.51	21,940
	05/07/03	10,000	$ 3.31	29,200
	12/29/04	10,000	$ 5.52	46,800
	10/12/05	20,000	$ 4.95	75,698
	12/17/07	40,000	$ 6.10	118,336
		100,000		$557,674
H. Brian Thompson	10/24/03	14,583	$ 7.65*	$ 98,556
	10/24/03	35,417	$ 8.38*	239,419
	12/29/04	10,000	$ 5.52	46,800
	10/12/05	20,000	$ 4.95	75,698
	12/17/07	45,000	$ 6.10	133,128
		125,000		$593,601

* Exercise prices for these awards, although granted on the same day, differ due to the restatement of the Company's historical financial statements, which was completed in fiscal year 2007, and which resulted in the repricing of certain previously awarded stock option grants.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company as of the date hereof are listed below.

Name	Age	Position
Richard N. Nottenburg	56	President and Chief Executive Officer
Gurudutt Pai	44	Executive Vice President and Chief Operating Officer
Jeffrey M. Snider	46	Senior Vice President, General Counsel and Secretary
Wayne Pastore(1)	45	Senior Vice President, Chief Financial Officer and Treasurer
Mohammed Shanableh	40	Vice President, Worldwide Sales
Kathy Harris	51	Vice President, Human Resources
Gale England	60	Vice President, Product Operations
Matt Dillon	49	Vice President, Global Services
Kumar Vishwanathan	40	Vice President, Engineering and Chief Architect

(1) Mr. Pastore succeeded Richard Gaynor, who resigned in February 2010 and was our Chief Financial Officer for the full fiscal year 2009.

Biographical information regarding each executive officer other than Richard N. Nottenburg is set forth below. Dr. Nottenburg's biographical information is set forth above under *"Proposal 1—Election of Directors."*

Gurudutt Pai has served as or our Executive Vice President and Chief Operating Officer since February 2010. Mr. Pai joined Sonus in December 2008 as Senior Vice President and General Manager. Mr. Pai has over 20 years experience in the telecommunications industry. Mr. Pai joined Sonus from Veveo, Inc., where he was Vice President of Marketing and Business Development. Prior to joining Veveo, Inc., Mr. Pai was Vice President of the Core Networks division of Motorola, Inc. Mr. Pai joined Motorola, Inc. in April 2003 through its acquisition of Winphoria Networks, Inc., where he was Vice President of Business Development, Product Management and Marketing. Prior to joining Winphoria Networks, Inc., he was a Sales Vice President at Lucent Technologies for emerging markets. Prior to Lucent Technologies, he held various positions in systems engineering and technical planning for the optical, switching, and wireless divisions of AT&T and AT&T Bell Laboratories. Mr. Pai holds a Master of Business Administration from the Wharton School of the University of Pennsylvania, a Master of Science in electrical engineering from the New Jersey Institute of Technology, and a Bachelor of Science in electrical engineering from Kamatak University in India.

Jeffrey M. Snider has served as our Senior Vice President, General Counsel and Secretary since June 2009. Prior to joining Sonus, Mr. Snider served in a dual legal and operating role as Executive Vice President and General Counsel of Bankruptcy Management Solutions, Inc., a provider of hardware, software and services to the bankruptcy industry. From 2003 to 2006, Mr. Snider was the Senior Vice President and General Counsel of Geac Computer Corporation, Ltd., a global software and services provider. Prior to Geac Computer Corporation, Ltd., Mr. Snider was Senior Vice President and General Counsel at Lycos, Inc., an industry-leading Internet conglomerate. Prior to his in-house career, Mr. Snider was a member of the Boston law firm of Hutchins & Wheeler. Mr. Snider served as a Director on the Board of the New England Legal Foundation from 2001 to 2009, and was a Trustee of the Boston Bar Foundation from 2003 to 2007. Mr. Snider is a graduate of Amherst College and the University of Virginia School of Law.

Wayne Pastore has served as our Senior Vice President and Chief Financial Officer since May 2010 and our Treasurer since April 2010. He was appointed our Vice President, Finance, Corporate Controller and Chief Accounting Officer in May 2008 and currently retains these duties until acceptable candidate(s) are identified and hired. He had previously been our Director, Business Process

Improvement from February 2008 to May 2008. Prior to joining the Company, from September 2006 to February 2008, Mr. Pastore was Director of Financial Planning and Analysis of Sycamore Networks, Inc., an optical switching company. From December 2003 to September 2006, he was Corporate Controller of Spotfire, Inc., a business analytics software company. Mr. Pastore was also the Corporate Controller at eXcelon, Inc., a database software company, from 2000 to 2003. Mr. Pastore spent thirteen years in public accounting prior to his work in-house. He has a Bachelor of Science in accounting from the University of Massachusetts/Lowell and a Juris Doctor from Suffolk University Law School.

Mohammed Shanableh joined Sonus in September 2004. He has been our Vice President, Worldwide Sales since August 2007. From October 2006 to July 2007, he was Vice President, Sales Engineering, and was Vice President, Network Technology Solutions, from September 2004 to October 2006. Mr. Shanableh was Director, Carrier Strategy at Telica, a developer of intelligent multi-service broadband switching systems for next generation service providers, from January 2002 to September 2004. He co-founded Valiant Networks, where he was served as Vice President, Professional Services, from December 1999 to December 2001.

Kathy Harris has been our Vice President, Human Resources since July 2007 and has more than 20 years of experience in human resources. Prior to joining Sonus, Ms. Harris held the position of Vice President, Human Resources at Lightbridge, from 2000 to 2007. Prior to Lightbridge, Ms. Harris was Vice President, Human Resources at Trend-Lines, Inc. Ms. Harris holds a Master of Business Administration and a Bachelor of Science degree in Government from Suffolk University, Boston. Ms. Harris is a member of the Human Resources Leadership Forum, Society for Human Resources Management and the Northeast Human Resources Association.

Gale England has been our Vice President, Product Operations since May 2005. Prior to joining Sonus, Mr. England was the Chief Executive Officer and President of Numetrix Inc., a San Francisco-based software applications company. From 2000 to 2001, he was General Manager and Vice President of Engineering Development at VillaMontage Systems, a broadband access solution funded by Convergence Partners. Prior to 2000, Mr. England had also held senior management positions at Digital Equipment Corp., Wellfleet Communications, Inc., Bay Networks and Nortel Networks, Inc.

Matt Dillon has been our Vice President, Global Services since 2001. Prior to joining Sonus, from 1987 to 2000, he was a founding member of Boston Technology (later purchased by Comverse Technology Corp.), which created the de-facto standard in scalable central office-based voicemail platforms for Bell Atlantic. From 1984 to 1987, Mr. Dillon was Vice President of Operations for Technology Enterprises.

Kumar Vishwanathan has been our Vice President, Engineering and Chief Architect since August 2009. Mr. Vishwanathan holds 15 patents and has more than ten applications pending in telephony, multimedia and collaboration. Prior to joining Sonus, Mr. Vishwanathan served as the co-founder and Vice President of Solutions for envIO Networks, a mobile content and social marketing platform provider. Mr. Vishwanathan was part of the founding team at Winphoria Networks, Inc., helping the company to pioneer technology in the wireless softswitch and push-to-talk over cellular markets. After Motorola, Inc.'s acquisition of Winphoria Networks, Inc. in May 2003, Mr. Vishwanathan served as the Senior Director of Engineering where he was responsible for overseeing the development of the company's Core Networks product line. Prior to joining Winphoria Networks, Inc. in 2000, Mr. Vishwanathan worked at Lucent Bell laboratories defining the early softswitch architectures and the development of the Lucent SoftSwitch.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2010 by:

- each person who beneficially owns, to the best of our knowledge, more than 5% of the outstanding shares of our common stock;
- each of our executive officers, including our Named Executive Officers (as defined in the Summary Compensation Table below);
- each of our directors; and
- all of our executive officers, including our Named Executive Officers, and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. In computing the number of shares beneficially owned by each person named in the following table and the percentage ownership of that person, shares of common stock that are subject to stock options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2010 are deemed owned by that person and are also deemed outstanding. These shares are not, however, deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The percentage of common stock outstanding as of March 31, 2010 is based upon 275,006,930 shares of common stock outstanding on that date plus shares subject to options to the extent noted above.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
Executive Officers:		
Richard N. Nottenburg(1)	1,360,106	*
Richard J. Gaynor(2)	—	*
Jeffrey M. Snider(3)	210,000	*
Mohammed Shanableh(4)+	611,008	*
Kumar Vishwanathan(5)	90,513	*
Gurudutt Pai(6)	557,438	*
Wayne Pastore(7)	80,801	*
Kathy Harris(8)	101,520	*
Gale England(9)	222,605	*
Matt Dillon(10)	783,572	*
Non-Employee Directors:		
James K. Brewington(11)	12,500	*
John P. Cunningham(12)	94,167	*
Beatriz V. Infante	—	*
Howard E. Janzen(13)	74,167	*
John A. Schofield(14)	15,625	*
Scott E. Schubert(15)	14,583	*
Paul J. Severino(16)+	588,739	*
H. Brian Thompson(17)	127,188	*
All executive officers, including our Named Executive Officers, and directors as a group (18 persons)(18)	4,944,532	1.80%

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
5% Owners:		
Senate Limited (Trustee)—P.O. Box 71082, Dubai, United Arab Emirates(19)	67,295,079	24.47%
FMR LLC—82 Devonshire Street, Boston, MA 02109(20)	1,189,083	*
T. Rowe Price Associates, Inc.—100 E. Pratt Street, Baltimore, MD 21202(21)	11,770,400	4.28%
Brookside Capital Trading Fund, L.P.—c/o Brookside Capital, LLC, 111 Huntington Avenue, Boston, MA 02199(22)	16,740,956	6.09%

* Less than 1% of the outstanding shares of common stock.

\+ The executive officer or director has implemented a Rule 10b5-1 trading plan under which shares of our common stock may be sold from time to time.

(1) Includes 479,166 shares subject to outstanding options that are exercisable as of May 30, 2010, and 625,000 shares of restricted stock subject to vesting.

(2) Mr. Gaynor resigned as our Chief Financial Officer, effective February 8, 2010.

(3) Shares are restricted stock subject to vesting.

(4) Includes 411,771 shares subject to outstanding options that are exercisable as of May 30, 2010, and 131,000 shares of restricted stock subject to vesting.

(5) Includes 75,000 shares of restricted stock subject to vesting.

(6) Includes 106,250 shares subject to outstanding options that are exercisable as of May 30, 2010, and 400,000 shares of restricted stock subject to vesting.

(7) Includes 56,250 shares subject to outstanding options that are exercisable as of May 30, 2010, and 20,000 shares of restricted stock subject to vesting.

(8) Includes 70,833 shares subject to outstanding options that are exercisable as of May 30, 2010, and 24,999 shares of restricted stock subject to vesting.

(9) Includes 176,625 shares subject to outstanding options that are exercisable as of May 30, 2010, and 30,624 shares of restricted stock subject to vesting.

(10) Includes 671,250 shares subject to outstanding options that are exercisable as of May 30, 2010, and 109,125 shares of restricted stock subject to vesting.

(11) Includes 12,500 shares subject to outstanding options that are exercisable as of May 30, 2010.

(12) Includes 94,167 shares subject to outstanding options that are exercisable as of May 30, 2010.

(13) Includes 74,167 shares subject to outstanding options that are exercisable as of May 30, 2010.

(14) Includes 15,625 shares subject to outstanding options that are exercisable as of May 30, 2010.

(15) Includes 14,583 shares subject to outstanding options that are exercisable as of May 30, 2010.

(16) Includes 84,167 shares subject to outstanding options that are exercisable as of May 30, 2010.

(17) Includes 107,188 shares subject to outstanding options that are exercisable as of May 30, 2010.

(18) Includes 2,374,542 shares subject to outstanding options that are exercisable as of May 30, 2010, 1,625,748 shares of restricted stock subject to vesting owned by all of our executive officers, including our Named Executive Officers, and current directors, and 224 shares pledged as security, including shares held by brokers in margin loan accounts, whether or not there are loans

outstanding. With the exception of Mr. Gaynor, each of our directors and executive officers may be reached at 7 Technology Drive, Westford, Massachusetts 01886. Mr. Gaynor is a Named Executive Officer for purposes of the 2009 Summary Compensation Table and the accompanying tabular and narrative disclosure set forth below. However, he resigned as Chief Financial Officer of our company as of February 8, 2010. Therefore, as of March 31, 2010, Mr. Gaynor was no longer an executive officer of the Company.

(19) According to a Schedule 13D/A No. 10 filed with the SEC on January 15, 2010, reporting the beneficial ownership of 67,295,079 shares of our common stock, each of Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited (acting on behalf of a trust formed under the laws of The Cayman Islands as of July 1, 1996) reports sole voting power and sole dispositive power of the 67,295,079 shares.

(20) According to a Schedule 13G/A No. 8 filed with the SEC on July 10, 2010, reporting the beneficial ownership of 1,189,083 shares of our common stock, FMR reports sole dispositive power of the 1,189,083 shares. Pursuant to such Schedule 13G/A No. 8, (i) Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 1,183,683 shares of common stock; (ii) members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC; (iii) Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 1,183,683 shares owned by the funds; (iv) neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Board of Trustees; (v) Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined under the Securities Exchange Act of 1934, as amended, is the beneficial owner of 5,400 shares of our common stock as a result of its serving as investment manager of institutional accounts owning such shares; and (vi) Edward C. Johnson 3d and FMR, LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 5,400 shares and sole power to vote or to direct the voting of 0 shares of our common stock owned by the institutional accounts managed by Pyramis Global Advisors Trust Company.

(21) According to a Schedule 13G/A No. 1 filed on February 12, 2010, reporting the beneficial ownership of 11,770,400 shares of our common stock, T. Rowe Price Associates, Inc. reports sole dispositive power of the 11,770,400 shares and sole voting power over 3,304,400 shares. These shares of common stock, however, are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(22) According to a Schedule 13G/A No. 1 filed on February 16, 2010, reporting the beneficial ownership of 16,740,956 shares of our common stock, Brookside Capital Trading Fund, L.P. reports sole voting power and sole dispositive power of the 16,740,956 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of the Compensation Program

The Compensation Committee of the Board oversees our executive compensation program, approves all compensation policies applicable to our executive officers in accordance with our compensation philosophy and makes decisions regarding all forms of compensation to executive officers.

Philosophy and Objectives

The Compensation Committee believes that the most effective compensation programs are designed to attract, retain, motivate and reward executive talent as well as to align the interests of our executive officers with those of our stockholders.

Compensation awarded or paid to our executive officers is based upon their scope of responsibilities, experience and demonstrated performance. The Compensation Committee relies upon its experience and judgment and not upon rigid guidelines or formulas in determining the amount and mix of compensation elements for each executive officer. The Compensation Committee believes that the executive compensation program should include competitive cash and stock-based compensation components that reward performance as measured against established goals. The Compensation Committee annually reviews market data and information, which is provided from time to time by a compensation consultant, to determine the appropriate level and combination of incentive and non-incentive, cash and equity-based compensation, based upon competitive data. The Compensation Committee believes that as a growth-oriented company, Sonus should continue to provide significant equity incentives as a component of compensation.

The Compensation Committee evaluates executive compensation to ensure that we have an effective executive compensation program. The Compensation Committee believes that such a program should be tied to annual and long-term strategic goals for the business and should align executives' interests with those of the stockholders by rewarding performance that achieves those goals with the objective of ultimately increasing shareholder value. As the Compensation Committee believes that our executives should have incentives to bring us to a higher level of performance as compared to our peer group, total direct compensation is intended to represent a strong competitive position (60th percentile opportunity if goals are achieved) as compared to our peer group. For further information on our peer group, please see page 44, below.

Our executive compensation program is designed to: (i) offer compensation opportunities that attract highly talented executives; (ii) motivate individuals to perform at their highest levels; (iii) reward outstanding initiative and achievement; (iv) reinforce critical measures of performance derived from our business strategy and key success factors; and (v) retain those individuals with the leadership abilities and skills necessary to build long-term shareholder value by supporting executive ownership and shareholder alignment.

The Compensation Committee reviews our executive compensation program to ensure that it does not encourage excessive risk taking. More specifically, this review includes the executive cash-based incentive program that covers all executives, except for our Vice President of Worldwide Sales. Based on the Compensation Committee's review of our executive compensation program, it concluded that such program does not encourage excessive or inappropriate risk taking by our executive officers for the following reasons, among others: our executive compensation program pays for performance against financial targets that are set to be challenging to motivate a high degree of business performance, with an emphasis on longer-term financial success and prudent risk management; and qualitative factors beyond the quantitative financial metrics are a significant consideration in the determination of individual executive compensation payments—how our executive officers achieve the financial results and demonstrate leadership consistent with the Sonus values are critical to individual compensation decisions. The Compensation Committee is confident that our executive compensation program is aligned with the interests of our stockholders and rewards for performance.

In order to achieve the objectives of our program, the Compensation Committee believes that the executive compensation program must include competitive cash and stock incentive-based compensation components that reward performance and that are heavily weighted towards incentive-based compensation rather than fixed base salaries as a percentage of total compensation. Consistent with this philosophy, the executive compensation program historically was structured with executive base salaries that were below the median of our peer group, but with annual cash incentives designed to make us competitive with our peer group (total cash compensation at the 50th percentile opportunity if annual goals were achieved), and long-term equity incentives that were highly competitive with our peer group (75th percentile opportunity if goals were achieved). More recently, however, the performance of the stock markets in general, and the Company's stock in particular, have diminished the value of the Company's equity incentives, and as a result, the Compensation Committee and management have been required to increase the base salaries in order to attract and retain talented executives necessary to create a company with strong growth and earnings potential.

The Compensation Committee compared the Company's programs with a peer group of global telecommunications companies, which was selected with the help of compensation consultant Frederic W. Cook & Company. The peer companies included Acme Packet, Inc., ADTRAN, Inc., Airvana, Inc. (which recently announced that it is to be acquired by a group of private equity firms), Blue Coat Systems, Inc., Digi International Inc., EMS Technologies, Inc., Emulex Corporation, Extreme Networks, Inc., Harmonic Inc., Ixia, Starent Networks LLC (which recently announced that it is to be acquired by Cisco Systems) and Tekelec. The peer group selection factors included revenue size (primarily companies in the $100 million to $500 million annual revenue range with medium revenue of $357 million) and industry (including all high-technology companies with a majority in the networking/ telecommunications industry). A new group was used for purposes of 2009 compensation decisions. The Compensation Committee no longer included Juniper Networks, Inc., LEAP Wireless International, Inc., UT Starcom, Inc., Ciena Corporation and XO Communications, LLC because each of these companies had significantly higher revenues, total assets and headcount than Sonus and its other peer companies. Sycamore Networks, Inc. was not included because it had significantly less revenue than Sonus and its other peer companies. Red Hat, Inc. was not considered a peer because it is in the systems software business and LEAP Wireless International, Inc. was not considered a peer because it is in the wireless telecommunications services industry. The Compensation Committee believed that the 2009 peer group was more cohesive than the 2008 peer group, as the updated peer companies had similar revenues ranging from $116 million to $501 million and hired similar types of employees with comparable skill sets. Additionally, each of the companies in our 2009 peer group was classified under the "Communications Equipment" Global Industry Classification Standard sub-industry description. As a result of recently announced acquisitions of companies within our peer group, the Compensation Committee has amended the peer group for 2010.

While our executive compensation program is intended to provide competitive, incentive-based compensation to our executives, actual executive compensation can vary greatly. The amount of incentive-based cash compensation awarded is based on measures of profitability and revenue and therefore, executives are only awarded such compensation if they achieve the annual corporate performance goals set by our Board and their individual measures of performance. Over the last several years, although target annual cash incentives and target long-term equity incentives have been competitive and highly competitive, respectively, with our peer group, because we have not achieved our target performance goals, executives have been compensated well below target levels and below that of our peer group and survey market references. Please see "*Determining Executive Compensation.*"

PROXY STATEMENT

Over the last several years, it has become even more important to maintain target incentive-based compensation at the higher level of the annual revenue range within our peer group because executive retention and motivation have been affected by the challenging market environment and the price of our stock has not led to appreciation in the value of previously granted stock options. Executive turnover has influenced executive compensation decision-making as we promoted a new Chief Operating Officer and a new Interim Chief Financial Officer in February 2010, hired a new Vice President, Engineering and Chief Architect in August 2009, a new Senior Vice President and General Counsel in June 2009, a new Senior Vice President and General Manager in December 2008 (who was later promoted to Chief Operating Officer in January 2010), and a new President and Chief Executive Officer in June 2008. With the need to attract these new hires, our executive compensation became market-driven. We face competition for executives from larger companies with significantly greater cash compensation and from smaller private companies with greater perceived equity growth potential through an initial public offering or acquisition and therefore must be competitive in our total compensation in order to attract and retain highly talented executives.

Compensation Components

Our executive compensation program has three major components: (i) base salary, (ii) cash-based incentives and (iii) equity-based incentives. The Compensation Committee reviews the executive compensation program on an annual basis.

Base Salary. Aggregate base salaries are designed to reflect the scope of responsibilities, performance and competencies of the individual executives. Increases in salary are based on an evaluation of the individual's performance and level of pay compared to benchmark data for similar positions at peer companies. The salary for each Named Executive Officer, other than our Vice President of Worldwide Sales, was originally determined in their respective employment agreements, is reviewed on an annual basis, as well as at the time of a promotion or other change in responsibilities. For 2009, the Compensation Committee, based on recommendations by management, decided that in light of the overall economic environment and business conditions, executive salaries would be frozen at 2008 levels.

Cash-based Incentives. Cash-based incentives are expected to represent a substantial part of total compensation for our executives and are based on measures that reflect annual financial and management objectives, as applicable. A significant portion of each executive officer's cash-based compensation is tied to the achievement of both corporate financial goals and individual performance objectives, while Dr. Nottenburg's bonus compensation is tied to the achievement of corporate financial goals. The Compensation Committee determined that Dr. Nottenburg should be focused solely on corporate financial goals and therefore, his individual goals for 2009 were our corporate financial goals for 2009. While the Compensation Committee has the discretion to pay Dr. Nottenburg even if the corporate financial goals are not achieved, they did not exercise such discretion relating to Dr. Nottenburg's bonus compensation for 2009 because we achieved our corporate goals for 2009.

Under the 2009 executive cash-based incentive program, which covered all executive officers other than the Vice President of Worldwide Sales, the Compensation Committee set each executive's cash-based incentive as a percentage of his or her base salary. (The incentive compensation for the Vice President of Worldwide Sales was based on a commission plan more fully described under the Summary Compensation Table and under "*Employment, Severance and Change of Control Arrangements*" below.) One hundred percent of the cash incentive bonus for our Chief Executive Officer, which was targeted at 80% of his base salary, was based upon the achievement of corporate goals alone. Each of the other executives was allocated a target cash incentive as a percentage of base salary ranging from 20% to 60%, as determined by the Compensation Committee, and awarded 50% based upon achievement of corporate operating and financial goals and 50% based upon achievement of individual performance objectives established for each executive, subject to the discretion of the Compensation

Committee. The target bonus levels were chosen based upon competitive market and peer group data and analysis as described in "*Determining Executive Compensation*" below. The corporate goals were chosen based upon financial metrics which are generally used by investors and financial analysts in measuring our corporate performance. Individual objectives included product development and quality metrics, improvement of corporate processes, development of strategic partnerships, expansion of geographic infrastructure, growth of customer base and supply chain improvement.

The corporate goals for the 2009 executive cash-based incentive program consisted of three measures, which were calculated independently. Each had designated thresholds as indicated below and a maximum payout at 125% of the measurement metric. Given the uncertain economic environment in 2009, one of our corporate goals was to preserve cash. Therefore, one cash metric, which was designed to reward our executives if the cash goal exceeded 100%, had an accelerator of two times the incremental portion of the award which exceeded 100% of target:

Corporate Goal	% of Target	Threshold Performance Level
1. Revenue	10%	85%
2. Full Year Operating Earnings (Loss)	15%	60%
3. Cash	25%	85%
	50%	

The potential payout of individual goals was based upon performance levels ranging from 70% to 130%.

The formula for calculating the payment under the 2009 executive cash-based incentive program was as follows: corporate revenue goal achievement % × 0.10 (target incentive dollars) *plus* corporate full year operating earnings (loss) achievement % × 0.15 (target incentive dollars) *plus* corporate cash achievement % × 0.25 (target incentive dollars) *plus* individual management bonus objectives, or MBO, achievement % × 0.5 (target incentive dollars) *plus* accelerators, if earned for cash goal exceeding 100%.

The corporate goals target for the 2009 executive cash-based incentive program was based upon achievement of corporate goals as follows:

Weight	Objective	Measurement Metrics	Achievement Leverage Factor	Accelerator(4)	Achievement Percentage
10%	Revenue(1)	$225,000,034	85–125%	0	101.2%
15%	Full Year Operating Earnings (Loss)(2)	$(14,918,000)	60–125%	0	125%
25%	Cash(3)	$353,489,000	85–125%	2x for delta if metric exceeds $353,489,000	119%
50%	Individual MBO		70–130%		Varies based on individual performance
Total: 100%					

(1) If this measure was not achieved, it would be deemed achieved if the sum of (i) the actual performance of this measure and (ii) the amount of any positive change in deferred revenue for 2009 met or exceeded the target performance for this measure. However, the impact of any positive change in deferred revenue did not count towards greater than 100% achievement for this measure.

(2) Operating earnings (loss) is a non-GAAP measure that excluded stock-based compensation expense, amortization of intangible assets and restructuring expense in 2009. In addition, this metric excludes any effect of activities relating to mergers and acquisitions.

(3) This metric excludes any effect of activities relating to mergers and acquisitions.

(4) Accelerator only applied if the achieved metric was over 100%.

As an example, the bonus calculation for an executive who achieved 100% of his individual performance objectives and whose target cash incentive was $100,000 is set forth below, based on a range of performance levels of corporate goals:

Weight	Objective	Accomplish 85% of Corporate Objectives ($)	Accomplish 100% of Corporate Objectives ($)	Accomplish 105% of Corporate Objectives ($)	Accomplish 150% of Corporate Objectives ($)
10%	Revenue	$ 8,500	$ 10,000	$ 10,500	$ 12,500
15%	Full Year Operating Earnings (Loss)	12,750	15,000	15,750	18,750
25%	Cash	21,250	25,000	25,000	25,000
	Accelerator	—	—	2,500	12,500
50%	Individual MBO	50,000	50,000	50,000	50,000
	Total	$92,500	$100,000	$103,750	$118,750

The Compensation Committee has established a Senior Management Cash Incentive Plan, effective as of February 23, 2010, pursuant to which the Compensation Committee expects to create cash-based award opportunities for 2010 based upon the achievement of financial metrics consistent with our 2010 operating plan and the financial objectives associated with that plan. We consider our corporate goals to be confidential and their disclosure would cause competitive harm for us and, therefore, we do not disclose these goals for performance periods not yet completed. We reasonably believe we will achieve these targets; based on past experience, we achieved approximately 100% of the corporate goals for 2006, 64% of the corporate goals for 2007, 14.8% of the corporate goals for 2008 and 117% of the corporate goals for 2009. A high level of performance by management will be required to achieve the corporate goals for 2010. The 2010 individual MBOs will be based upon the achievement of certain financial, operating and strategic goals.

Equity-based Incentives. Equity-based incentives are provided to executives whose decisions and actions have a direct impact upon our performance and success. Stock options and restricted stock are awarded to our executive officers in order to tie compensation directly to our long-term success and to increase in shareholder value. In determining the size of the stock option and/or restricted stock grants awarded to each executive officer, the Compensation Committee takes into account the executive officer's position, past performance, anticipated contribution to our long-term goals, and industry practices and norms. Long-term incentives granted in prior years and existing levels of stock ownership are also taken into consideration. The Compensation Committee believes that a combination of stock options and restricted stock is most effective in meeting the key objectives of employee retention, motivation, and shareholder alignment, and is the most cost effective and efficient manner of share usage, taking into account stock-based compensation expense and cash flow. Under the 2007 Plan, a finite number of shares are available. The aggregate number of shares under the 2007 Plan was based upon projected requirements in the normal course of business over a two-year period, within recommended guidelines, assuming similar usage rates to prior years based upon our hiring and annual stock incentive programs, as well as the use of restricted stock in addition to stock options. The historical practice of allocating equity awards to top performers and critical positions will be continued.

Determining Executive Compensation

The Compensation Committee evaluates and approves goals and objectives of the Chief Executive Officer; reviews and approves goals and objectives of other key executive officers; evaluates the performance of the executives in light of those goals and objectives; determines and approves the compensation level for the Chief Executive Officer; reviews and sets compensation levels of other key executive officers; evaluates and approves all grants of equity-based compensation to executive officers and recommends to our Board compensation policies for outside directors. The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time.

At the outset of the fiscal year, our Board sets the overall corporate performance goals for the year, while the Compensation Committee reviews and approves each executive's individual MBOs and target bonus, except as otherwise predetermined by an employment agreement. After the end of the fiscal year, the Compensation Committee reviews the actual corporate and individual performance against the predetermined corporate performance goals and individual MBOs to determine the appropriate bonus amount, as well as other performance considerations related to unforeseen events during the year. For each of the performance goals, a formula establishes a payout range based upon the target bonus allocation. The formula also determines the percentage of the target bonus to be paid based on a percentage of goal achievement.

The Compensation Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer compensation. The Compensation Committee reviews each component of the executive's compensation against executive compensation surveys. The surveys used for comparison reflect compensation levels and practices for persons holding comparable positions at certain of our peer group companies. The Compensation Committee also solicits appropriate input from our Chief Executive Officer, who works with our Vice President of Human Resources, to recommend compensation for those executives reporting directly to him. The Compensation Committee considers, but is not bound by, recommendations made by Company management. Similarly, the Compensation Committee may accept, reject or modify any recommendations by compensation consultants or other outside advisors. All decisions regarding the Chief Executive Officer's compensation are made by the Compensation Committee in executive session, without the Chief Executive Officer present.

For fiscal 2009, the Compensation Committee retained Frederic W. Cook & Company as its compensation consultant to provide an analysis of the total compensation practices for our executive and senior management positions. The purpose of the study was to provide management and the Compensation Committee with current information on the competitiveness of our total cash and long-term incentive compensation. The study provided a significant amount of comparative information, using peer group and market data. The Compensation Committee determined the need to review the current compensation strategy and the market reference peer group based on larger company metrics, considering our current and future growth potential. Our 2009 target compensation was compared to both our peer group and survey data. While the competitive positioning of individual executives varied, in the aggregate, the findings by Frederic W. Cook & Company indicated that our base salaries were generally commensurate with that of our peer group and survey medians; for eight of the nine executives whose target bonuses were scheduled to be reduced by 50% in 2009, target total annual cash compensation was generally below the peer group and survey medians; and target total direct compensation was above the peer group and survey medians for the top five executives but below the survey medians for the next four highest paid executives. Due to the uncertainty of macroeconomic conditions and business results and because base salaries were generally commensurate with that of our peer group and survey medians, the Compensation Committee determined to keep 2009 executive compensation at 2008 levels.

For 2009, the methodology for the compensation review conducted by Frederic W. Cook & Company included a compensation analysis and comparison on a job description level with peer companies based upon information derived from publicly-disclosed information provided on proxy statements. The primary peer group included Acme Packet, Inc., ADTRAN, Inc., Airvana, Inc. (which recently announced that it is to be acquired by a group of private equity firms), Blue Coat Systems, Inc., Digi International Inc., EMS Technologies, Inc., Emulex Corporation, Extreme Networks, Inc., Harmonic Inc., Ixia, Starent Networks LCC (which recently announced that it is to be acquired by Cisco Systems) and Tekelec. The peer group selection factors included revenue size (primarily companies in the $100 million to $500 million annual revenue range with medium revenue of $357 million) and industry (including all high technology companies with a majority in the networking/ telecommunications industry).

Our compensation philosophy is that the overall compensation structure should be competitive within the industry in order to attract and retain talented executives and motivate our executive officers to achieve our business goals.

Annual Bonus

The Company's compensation program includes eligibility for an annual performance-based incentive program in the case of all management employees with a management title of "Director" or higher. The award of an annual incentive bonus, which is paid in cash, creates an incentive for management employees to achieve desired short-term corporate goals that are in furtherance of the Company's long-term objectives. The program establishes target bonuses, set as a percentage of base salary, for each position. The target bonus for executive officers included, in fiscal 2009, a weighting of annual corporate and individual performance goals. In fiscal 2009, the target bonuses for our officers ranged from 20% to 60% of their base salary, and the portion of the bonus that was tied to corporate performance was 50%. The Compensation Committee annually reviews target bonuses as a component of executive compensation against the peer group data. It believed the target bonuses for our executive officers for 2009 were within the appropriate range as a percentage of base salary and overall total compensation.

Non-executive vice presidents and management directors are eligible for a similar performance-based bonus with their target bonus at a lower percentage of salary. All other eligible employees have target bonuses at 10% to 30% of salary, with their actual bonus awards dependent on the achievement of corporate goals and individual MBOs. The 2010 annual performance-based incentive program will include all employees, except for commissioned sales employees.

The Compensation Committee determines the annual bonus to be paid to the Chief Executive Officer given his target bonus, achievement of corporate goals, and the Compensation Committee's overall assessment of performance based on achievement of such corporate goals. For the Chief Executive Officer's direct reports, the Compensation Committee reviews and approves the annual bonuses to be paid to such individuals, based upon the Chief Executive Officer's recommendations. The Chief Executive Officer determines the annual bonus to be paid to all other management employees with a management title of "Director" or higher who are not his direct reports. The Board may approve, modify or override the determination of the Compensation Committee or the Chief Executive Officer, as applicable, of a management employee's bonus payment based on its view of the achievement of performance goals.

When Dr. Nottenburg joined the Company in June 2008, pursuant to his employment agreement with the Company, for fiscal year 2008, Dr. Nottenburg was guaranteed a bonus of 80% of his base salary pro rated for the days in 2008 he was employed by us. Similarly, when our Senior Vice President and General Counsel Jeffrey Snider joined us in June 2009, pursuant to his employment agreement with the Company, for fiscal year 2009, Mr. Snider was guaranteed a bonus of 50% of his base salary pro rated for the days in 2009 he was employed by us. Dr. Nottenburg and Mr. Snider were each guaranteed an initial pro-rated bonus as an incentive to join the Company. They also received such a bonus because it would be difficult for the Compensation Committee to determine the effect each would ultimately have during their first year at the Company. The decision by the Compensation Committee to guarantee such bonuses is made on a case-by-base basis.

The Chief Executive Officer is responsible for determining the level of achievement of each executive, including his direct reports, against the stated corporate goals and the executive's achievement of certain individual goals. The Chief Executive Officer works with each of the Named Executive Officers to identify individual goals that are aligned with corporate objectives, strategic plan objectives and individual department objectives that are unique to each Named Executive Officer's position and scope of responsibility. Individual goals typically pertain to meeting financial targets, leading and overseeing major projects, operational efficiencies, reliability and compliance. For each Named Executive Officer's performance (other than the Chief Executive Officer), the Chief Executive Officer bases his evaluation on his conversations with the Vice President of Human Resources regarding the development and objectives of each Named Executive Officer, his knowledge of the individual's accomplishments as well as discussions with each of the Named Executive Officers. The achievement level is determined in the first quarter of each year based on the performance in the preceding year. In fiscal 2009, the corporate goals included revenue of $225,000,034, operating loss of $14,918,000, and cash of $353,489,000. Fiscal 2009 corporate goals incorporated an operating loss because of the economic outlook for fiscal 2009 as well as lower revenues as compared to fiscal 2008. Based on the Company's performance in fiscal 2009, the Compensation Committee determined that the metric payout level of achievement against fiscal 2009 corporate goals was 113.38%. Achievement of the individual fiscal goals was as follows: 101.2% of the revenue goal, 125% of the operating earnings goal and 119% of the cash goal.

With the exception of Dr. Nottenburg's 2009 executive cash incentive program, which consisted entirely of corporate achievement metrics, the Company's 2009 executive cash incentive program consisted of both individual and corporate achievement metrics. Over sixty executives and senior managers were eligible to participate in the program. After the 2009 corporate metrics were approved on February 20, 2009, however, the Compensation Committee determined to reduce the payout at target to 50% of the original amount on April 24, 2009. This was approved for several reasons, including the willingness of our executives and senior managers to demonstrate to non-executive employees that our executives and senior managers were willing to sacrifice their compensation at the same time headcount restructuring efforts were undertaken by us throughout 2009; the desire to implement such changes to the 2009 executive cash incentive program without amending the individual metrics on which each of the executives' and senior managers' incentives was based; and the uncertainty of macroeconomic conditions and business results. In light of the Company's performance for 2009, and significant efforts undertaken by executives and senior managers to achieve that performance, on January 27, 2010, the Compensation Committee ultimately determined to increase the payout at target to 75% of the original amount.

Target bonus levels were determined based upon competitive market and peer group data and analysis.

For fiscal 2009, individual performance of an executive officer was assessed based on the level of achievement of individual goals. Each executive was given a performance ranking based on this assessment. For all executive officers other than the Chief Executive Officer and his direct reports, the Compensation Committee considered the recommendations of the Chief Executive Officer and his direct reports. According to Dr. Nottenburg's employment agreement, he will be entitled to two performance stock grants of 250,000 shares each upon our achieving certain performance metrics between January 1, 2010 and December 31, 2012, as approved by the Compensation Committee.

The Chief Executive Officer and/or his direct reports reviewed the performance reviews for all management employees and presented the performance data and his recommendations to the Compensation Committee based on the guidelines previously established by management for review. Similar to awards by the Company of equity-based incentives, Mr. Snider's and Mr. Vishwanathan's respective target bonus levels were based upon competitive data, including peer group and survey data, their positions in the Company, and their anticipated contributions to our long-term goals. As new hires, their respective experiences were also taken into consideration. The Chief Executive Officer provided a recommendation as to Messrs. Snider's and Vishwanathan's target bonuses to the

Compensation Committee for the Compensation Committee's approval. Pursuant to Mr. Snider's employment agreement, during each year he is employed by the Company, Mr. Snider is eligible to receive a target bonus of 50% of his then-current annual base salary. For 2009, his target bonus was pro-rated because he joined the Company in June 2009, and his 2009 target bonus of $77,188 was guaranteed and payable by April 15, 2010. Pursuant to Mr. Vishwanathan's employment agreement, during each year he is employed by the Company, Mr. Vishwanathan is eligible to receive a target bonus of 50% of his then-current annual base salary. For 2009, his target bonus was pro-rated because he joined the Company in August 2009. Mr. Vishwanathan will also be entitled to one performance stock grant of 75,000 shares upon our achieving certain performance metrics for each of the three fiscal years ending December 31, 2009, 2010 and 2011. 3,860,860 shares were granted as equity incentive awards by the Compensation Committee in 2009 under the 2007 Plan.

As Vice President of Worldwide Sales, Mr. Shanableh's cash incentives were based upon the achievement of goals related to revenue and sales orders, which supported our corporate goals. Mr. Shanableh's cash incentive was based upon commissions as a percentage of sales orders and revenue quotas achieved and he was eligible for additional commissions based upon achievement of 80% of the sales order and 80% of the revenue goals. For 2009, Mr. Shanableh's commission rates on sales orders up to 80% of quotas was 0.03739% and his commission rates on revenues up to 80% was 0.03988%. The rates for achievement of sales orders and revenue in excess of quotas were 0.18694% and 0.19940%, respectively. Mr. Shanableh also received commissions based upon annual gross margin attainment of 60%, which was payable quarterly and at a rate of $672.98 per gross margin percentage in 2009. Mr. Shanableh's compensation plan provided an incentive bonus of $25,000 for achieving $225,000,000 in revenue and an additional bonus of $25,000 for achieving $225,000,000 in revenue and 62% in gross margin.

Based on the criteria described above, the Compensation Committee approved cash bonuses for our management officers in February 2010. The annual cash incentive bonus paid to our Named Executive Officers in February 2010 is set forth in the Summary Compensation Table following this report.

In January 2010, our Board, based upon the recommendation of the Compensation Committee, approved our fiscal 2010 bonus plan. This plan is based on the following design: corporate metrics, team goals, individual goals and/or performance. The Compensation Committee set such target at a level where the executives would be expected to be paid 100% of their target bonus if the Company achieves its fiscal 2010 projected pre-bonus adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, subject to adjustments for actual performance above or below the projection up to a maximum of 225% of the executive's targeted bonus under extraordinary circumstances.

Severance and Retention Program and Agreements

In February 2010, Mr. Gaynor, our former Chief Financial Officer, resigned from the Company. He was not eligible to receive, and did not receive, any compensation package or severance pursuant to the terms of his Executive Severance and Arbitration Agreement or his employment agreement.

In 2008, the Compensation Committee approved a severance and retention program and agreement for certain executive officers, including our former principal financial officer. The Compensation Committee considered the value of services provided by such officers and their unique capabilities. The Compensation Committee engaged an executive compensation consultant, the Wilson Group, and the Compensation Committee negotiated a compensation package and terms for such officers. The Compensation Committee concluded it was in our best interests to provide a retention package with incentives based on performance and appreciation of stock value. Our former principal financial officer and certain other key employees each entered into an Executive Severance and Arbitration Agreement with us on October 7, 2008, which is described below under "*Employment, Severance and Change of Control Arrangements*".

Benefits and Other Compensation

Executives are eligible for the same benefits that are available to all employees, which include group health insurance, life and disability insurance, dental insurance, and paid holidays. All employees begin accruing three weeks vacation upon date of hire. We offer a 401(k) program and an Amended and Restated 2000 Employee Stock Purchase Plan.

We do not typically offer perquisites or employee benefits to executive officers that are not also made available to employees on a broad basis.

Stock Option Grant Policy

We have granted stock options under the 2007 Plan as a means of promoting the long-term success of our business because we believe that sharing ownership with our employees aligns their interests with our interests and the interests of our stockholders and encourages our employees to devote the best of their abilities and efforts to our company. Each stock option award specifies the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is set at the closing market price of a share of our common stock on the date the option is granted. Employees receive value from their options only by exercising their rights under the options to purchase shares of common stock and subsequently selling the purchased shares at a price that exceeds their purchase price.

Exchange Program

On May 10, 2005, we filed a Registration Statement, or the Prior Registration Statement, on Form S-8 (333-124777) with the SEC to register 40,000,000 shares of common stock, which had been authorized and reserved for issuance under the Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan, or the 1997 Plan. At our annual meeting of stockholders held on November 12, 2007, our stockholders approved the Sonus Networks, Inc. 2007 Stock Incentive Plan. At the our annual meeting of stockholders held on June 19, 2009, or the 2009 Annual Meeting, our stockholders approved a proposal to engage in the Exchange Program, whereby we would offer to certain employees, subject to specified conditions, the right to exchange some or all of their outstanding stock options for shares of restricted stock. In connection with the Exchange Program, our stockholders also approved the 2007 Plan at the 2009 Annual Meeting. The 2007 Plan was amended to reserve an additional number of shares of common stock to be tendered pursuant to the Exchange Program. The Exchange Program began on September 8, 2009 and expired on October 5, 2009, at 11:59 p.m. Eastern Daylight Time. At the conclusion of the Exchange Program, options to purchase 5,476,701 shares of our common stock were tendered, which we accepted for cancellation, and in exchange, we issued 1,015,360 shares of restricted stock.

The Exchange Program allowed us to provide our employees, who are important to our future growth, with restricted shares that would provide them with a more certain measure of realizable value in accordance with the vesting schedule. Our executive officers, however, were not eligible to participate in the Exchange Program. The Compensation Committee believed that the Exchange Program would improve employee morale and increase employee retention, while aligning employee and stockholder interests.

New Hire Grants

The Compensation Committee has delegated authority to our Chief Executive Officer to grant new hire options consistent with approved guidelines and restrictions governing the delegation. These guidelines are as follows:

- Such options are granted pursuant to the 2007 Plan;

- Such options are on the terms of our standard form of stock option agreement;
- Such options must, to the maximum extent permitted by applicable federal tax laws, be granted as incentive stock options;
- The grant date is the 15th day of the month following the employee's start date and the exercise price of these options is equal to the closing price of our common stock on that grant date, or the next business day in the event that the 15th day falls on a day that the NASDAQ Stock Market is closed;
- The Chief Executive Officer is not authorized to grant options (a) to himself or to any of our executive officers, or (b) to any new employee for more than 100,000 shares of our common stock;
- The Chief Executive Officer is authorized to delegate his authority to our Chief Financial Officer and/or Vice President of Human Resources (or the most senior human resources executive); and
- The Chief Executive Officer must maintain a list of the options granted pursuant to the delegated authority and must, upon request, report to the Compensation Committee regarding the options granted.

The Compensation Committee reviews all new hire grants issued under the delegation of authority. The Compensation Committee also reviews and, if appropriate, approves the grants to new hires in excess of 100,000 shares at a Compensation Committee meeting. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of proposed individual grants is provided in advance of the Compensation Committee meeting and is included in the meeting minutes.

Annual Equity Incentive Grants

The Compensation Committee annually considers an equity incentive grant for certain of our key employees, including executives, in connection with its annual review of employee and executive compensation. At a Compensation Committee meeting, the Compensation Committee reviews a proposed plan for the granting of equity awards to executives and employees in connection with the annual equity incentive program. Typically, employee eligibility is based upon hire date with a required minimum of one year of service. Among the eligible employees, awards are allocated to employees based upon management's evaluation of employee performance and other business criteria.

The proposed plan includes overall parameters of the plan and a pool of shares to be allocated under the plan. The Compensation Committee discusses the plan with management and then requests that management provide the Compensation Committee with a specific list of individual grants for employees consistent with the Compensation Committee's guidance. The Compensation Committee determines specific grants for executives. Management then prepares a list of individual grants for employees and executives and submits to the Compensation Committee the list of individual grants for employees and executives. The Compensation Committee reviews and, if appropriate, approves the list of individual grants at a Compensation Committee meeting. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of individual grants is attached to the meeting minutes.

The Compensation Committee has established the grant date for annual equity incentive grants to be August 15 of each year, or the next business day following August 15 if August 15 falls on a weekend or holiday. The Compensation Committee retains the right to change this date based on business events that might warrant using another date for the annual equity incentive grant date.

The Compensation Committee followed this practice for 2009 equity incentive grants. However, based upon the recommendation of management, the Compensation Committee made the decision to refrain from implementing a broad-based equity incentive grant program to employees, including the Named Executive Officers, in 2009. The recommendation was based upon a consideration of the number of shares that remained available for grant under the 2007 Plan and an estimate of the number of shares which would be required to fulfill our employee hiring plans.

Promotion and Achievement Grants

From time to time, our management recommends to the Compensation Committee promotion or achievement grants to our employees or executives. Our management includes all recommended individual stock option grants for approval by the Compensation Committee in the meeting materials provided in advance of the meeting. We document all Compensation Committee meetings with minutes reflecting any stock option grants approved during the meeting. The Compensation Committee approves promotion or achievement grants at Compensation Committee meetings. The actions taken at the meetings are documented in meeting minutes. Promotion and achievement grants typically have a grant date of the 15th day of the month following the Compensation Committee's approval of the grant, or the next business day if such 15th day of the month is a weekend or holiday.

No such awards were made in 2009 to any of the Named Executive Officers.

Vesting

Provided that an employee continues his or her employment with us, on the applicable vesting date, options will vest and become exercisable as follows: (i) new hire grants: 25% of the shares vest on the first anniversary of the date that employment with us commences, or the employment date, and the remaining 75% of the shares vest in equal increments of 2.0833% monthly thereafter through the fourth anniversary of the employment date; (ii) all other option grants: 25% of the shares vest on the first anniversary of the grant date (as defined in the applicable notice of grant of stock options and option agreement) and the remaining 75% of the shares vest in equal increments of 2.0833% monthly thereafter through the fourth anniversary of the grant date; and (iii) restricted stock grants: 25% of the shares vest on the first anniversary of the employment date or the grant date and the remaining 75% vest in equal increments of 12.5% semi-annually through the fourth anniversary of the employment date or the date of the grant.

Grants to non-employee directors have the same vesting schedule as specified above subject to continued service on our Board.

For more disclosure relating to outstanding equity awards granted to the Named Executive Officers, please see page 60, below.

Termination

Options typically terminate on the tenth anniversary of the grant date (or the fifth anniversary of the grant date, if the optionee owns more than 10% of our common stock), provided that if an employee's employment relationship with us terminates, the option termination date is determined based upon the reason for employment termination as follows: (i) death or total and permanent disability of optionee (as defined in Section 22(e)(3) of the Code)—180 days thereafter; or (ii) termination for any other reason—30 days thereafter under the 1997 Plan or 90 days thereafter under the 2007 Plan, unless otherwise extended.

We have entered into agreements with certain executives providing for extended terms for stock option grants following the executive's termination, as described under "*Employment, Severance and Change of Control Arrangements*" below.

Acceleration

In the event of an acquisition of us, or the Acquisition, as defined in the 2007 Plan, our standard stock option and restricted stock agreement and stock plan documents provide a pre-determined vesting schedule for such Awards.

Under our standard stock option agreement, effective immediately prior to the occurrence of an Acquisition, the lesser of the number of then unvested shares subject to a stock option Award or 25% of the total number of shares subject to that stock option Award will become vested. In such event, the balance of the unvested shares subject to a stock option Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

Under our standard restricted stock agreement, effective immediately prior to the occurrence of an Acquisition, an additional 25% of the number of shares covered by the restricted stock Award will become vested and the remaining unvested shares subject to the restricted stock Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

Under our standard restricted stock agreement executed pursuant to the Exchange Program, effective immediately prior to the occurrence of an Acquisition, an additional 33⅓% of the number of shares covered by such restricted stock Award will become vested and the remaining unvested shares subject to the restricted stock Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

We have entered into agreements with certain executives providing for acceleration of the vesting of stock options and restricted stock upon a change of control as described under "*Employment, Severance and Change of Control Arrangements*" below.

Tax and Accounting Considerations

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with ASC 718.

Incentive Stock Options. Options granted to employees are intended to qualify as "incentive stock options" under Section 422 of the Code. However, we make no representation or warranty as to the tax treatment to the optionee upon receipt or exercise of the option or sale or other disposition of the shares covered by the option. In addition, options will not be treated as incentive stock options for tax purposes to the extent that options covering in excess of $100,000 of stock (based upon fair market value of the stock as of the respective dates of grant of such options) become exercisable in any calendar year; and such options will be subject to different tax treatment.

Policy on Deductibility of Executive Compensation. The Internal Revenue Service, pursuant to Section 162(m) of the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other officer (other than the Chief Executive Officer and Chief Financial Officer) whose compensation is required to be reported to our stockholders pursuant to the Exchange Act of 1934, as amended, by reason of being among our three most highly paid executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee reviews the potential effect of Section 162(m) of the Code periodically and uses its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in our best interests and our stockholders best interests, after taking into consideration changing business conditions and the performance of our employees. Of the total $1,970,937 compensation expense recorded in fiscal 2009, $1,369,467 was disallowed for tax purposes under Section 162(m) of the Code.

Compensation Committee Report

The Compensation Committee consists of Paul J. Severino (Chairman), Beatriz V. Infante, John A. Schofield and H. Brian Thompson. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by,
COMPENSATION COMMITTEE:
Paul J. Severino (Chairman)
Beatriz V. Infante
John A. Schofield
H. Brian Thompson

The information contained in the foregoing report shall not be deemed "filed" or to be "soliciting material" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.

Compensation Program as it Relates to Risk

Sonus management and the Compensation Committee review Sonus' compensation practices to ensure that they do not encourage excessive risk taking. Based upon our comprehensive review of our compensation program, we concluded that our compensation program does not encourage excessive or inappropriate risk taking for the following reasons, among others:

- We structure our pay to consist of both fixed and variable compensation.
- Our stock option awards generally vest over a period of four years and are only valuable if our stock price increases over time.
- Our incentive plans include a profit metric as a significant component of performance to promote disciplined progress toward financial goals. None of Sonus' incentive plans are based solely on signings or revenue targets, which mitigates the risk of employees focusing exclusively on the short term.

We are confident that our compensation program for 2009 was aligned with the interests of our stockholders and rewards for performance.

The Compensation Committee and our management recognize that depending on the specific characteristics and circumstances of the Company, other compensation practices might also be appropriate. Therefore, the Compensation Committee and our management are committed to reviewing this determination on an annual basis.

Executive Compensation Tables

Summary of Executive Compensation

The following table sets forth, for the year ended December 31, 2009 and for either of the two years prior thereto in which the individual was a Named Executive Officer, the compensation earned by our Chief Executive Officer, our former Chief Financial Officer and the other three most highly compensated executive officers serving as executive officers at December 31, 2009 (collectively, the Named Executive Officers).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Richard N. Nottenburg President and Chief Executive Officer	2009 2008	$500,000 $272,756	$ — $216,667	$2,175,000 $2,175,000	$ 405,300 $1,647,800	$380,310 $ —	$ 2,322 $ 673	$3,462,932 $4,312,896
Richard J. Gaynor(6) Former Chief Financial Officer	2009 2008 2007	$285,010 $285,000 $ 67,500	$ — $ — $ 40,500	$ — $ 448,000 $ 209,300	$ — $ — $1,015,070	$139,003 $262,549 $ —	$ 4,148 $10,749 $ 99	$ 428,161 $1,006,298 $1,332,469
Jeffrey M. Snider(7) Senior Vice President, General Counsel and Secretary	2009	$160,952	$ 77,188	$ 407,400	$ 217,707	$ 10,328	$ 3,747	$ 877,322
Mohammed Shanableh Vice President, Worldwide Sales	2009 2008 2007	$241,960 $264,878 $197,916	$ — $ — $ —	$ — $ 416,670 $ 141,000	$ — $ 345,288 $ 749,625	$497,149 $330,823 $289,424	$ 3,725 $15,634 $16,310	$ 742,834 $1,373,293 $1,394,275
Kumar Vishwanathan(8) Vice President, Engineering and Chief Architect	2009	$ 81,250	$ —	$ 289,500	$ 139,590	$ 46,061	$ 2,510	$ 558,911

(1) These amounts represent a guaranteed bonus for the year in which each Named Executive Officer joined us.

(2) The amounts in this column do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts reflect the grant date fair value of awards calculated in accordance with ASC 718.

(3) The amounts shown in this column do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts reflect the grant date fair value of each option award granted to each Named Executive Officer. The grant date fair values of option awards were estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions, excluding the options granted to Dr. Nottenburg:

	Year ended December 31,		
	2009	2008	2007
Risk-free interest rate	1.76%–2.47%	2.18%–3.12%	4.5%
Expected dividend yield	—	—	—
Weighted average volatility	64.3%	71.75%	60.1%
Expected life (years)	4.5	4.5	4.5

The grant date fair values of Dr. Nottenburg's option awards were estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions:

	January 15, 2009 award	June 16, 2008 award
Risk-free interest rate	2.0%	3.84%
Expected dividend yield	—	—
Weighted average volatility	70.24%	77.25%
Expected life (years)	6.0	6.0

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 14 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(4) Please see "*Compensation Discussion and Analysis—Compensation Components—Cash-based Incentives*" for a description of our incentive compensation program. For 2009, target bonuses and actual payments under the incentive compensation program for each current Named Executive Officer, other than the Vice President of Worldwide Sales, were as follows:

Dr. Nottenburg's target bonus was 80% of his base salary.

Mr. Gaynor's target bonus was 60% of his base salary.

Mr. Snider's target bonus was $77,188 and represents 50% of his base salary, prorated for 2009. This guaranteed amount is reported in the "Bonus" column.

As Vice President of Worldwide Sales, Mr. Shanableh's cash incentives were based upon the achievement of goals related to revenue and sales orders, which supported our corporate goals. Mr. Shanableh's cash incentive was based upon commissions as a percentage of sales orders and revenue quotas achieved and he was eligible for additional commissions based upon achievement of 80% of the sales order and 80% of the revenue goals. In 2009, Mr. Shanableh's commission rates on sales orders up to 80% of quotas was 0.03739% and his commission rates on revenues up to 80% was 0.03988%. The rates for achievement of sales orders and revenue in excess of quotas were 0.18694% and 0.19940%, respectively. Mr. Shanableh also received commissions based upon annual gross margin attainment of 60%, which was payable quarterly and at a rate of $672.98 per gross margin percentage in 2009. Mr. Shanableh's compensation plan provided an incentive bonus of $25,000 for achieving $225,000,000 in revenue and an additional bonus of $25,000 for achieving $225,000,000 in revenue and 62% in gross margin. Gross margin is a non-GAAP measure and excludes stock based compensation expense, amortization of intangible assets, change in estimate—reduction of contingency for employment tax audit. In addition, this metric excludes any effect of activities relating to mergers and acquisitions.

Mr. Vishwanathan's target bonus was 50% of his base salary, prorated for 2009.

(5) Dr. Nottenburg's 'other' compensation of $2,322 for 2009 relates to group term life insurance.

Mr. Gaynor's 'other' compensation of $4,148 for 2009 is comprised of $3,500 for our 401(k) matching contribution and $648 for group term life insurance.

Mr. Snider's 'other' compensation of $3,747 for 2009 is comprised of $3,500 for our 401(k) matching contribution and $247 for group term life insurance.

Mr. Shanableh's 'other' compensation of $3,725 for 2009 is comprised of $3,500 for our 401(k) matching contribution and $225 for group term life insurance.

Mr. Vishwanathan's 'other' compensation of $2,510 for 2009 is comprised of $2,438 for our 401(k) matching contribution and $72 for group term life insurance.

(6) Mr. Gaynor resigned as our Chief Financial Officer in February 2010.

(7) Mr. Snider joined the Company in June 2009.

(8) Mr. Vishwanathan joined the Company in August 2009.

Plan-Based Awards

The following table sets forth information about incentive plan awards made to the Named Executive Officers during the year ended December 31, 2009:

2009 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Date of Compensation Committee Action (2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock And Option Awards ($)(3)(4)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(3)	Maximum (#)(3)				
Richard N. Nottenburg	1/15/09	5/9/08	—	$400,000	$550,000	—	—	—	500,000	500,000	$1.28	$2,580,300
Richard J. Gaynor	N/A	N/A	—	$142,506	$190,602	—	—	—	—	—	—	—
Jeffrey M. Snider	6/15/09	6/19/10	$77,188	$ 77,188	$103,239	—	—	—	210,000	210,000	$1.94	$ 625,107
Mohammed Shanableh	N/A	N/A	—	$403,790(5)	—(6)	—	—	—	—	—	—	—
Kumar Vishwanathan	8/17/09	06/30/09	—	$ 40,625	$ 54,336	—	—	—	75,000	150,000	$1.74	$ 270,090
	12/29/09	06/30/09	—	—	—	—	50,000	50,000	25,000	—	—	$ 53,000

(1) Amounts reflect potential cash award amounts payable under our incentive compensation program for 2009 described above in "*Compensation Discussion and Analysis.*" Actual award amounts are set forth in the "*Non-Equity Incentive Plan Compensation*" column of the Summary Compensation Table.

(2) Date on which Compensation Committee took action to approve the award.

(3) Mr. Vishwanathan is entitled to receive two performance-based stock awards of 25,000 shares of common stock each upon the satisfaction of certain individual performance conditions for each of the two years ended December 31, 2010 and 2011. The aggregate grant date fair value of these unearned awards is $106,000.

(4) Amounts reflect the fair value of the restricted stock awards and stock option grants as of the respective grant dates. The terms of the grants are as follows:

Dr. Nottenburg was granted an option to purchase 500,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant pursuant to his Employment Agreement described under "*Employment, Severance and Change of Control Arrangements*" below.

Mr. Snider was granted an award of 210,000 shares of restricted stock which vest over four years, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal increments semi-annually thereafter through the fourth anniversary of the grant date. Mr. Snider was also granted an option to purchase 210,000 shares of our common stock at an exercise price of $1.94 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date.

Mr. Vishwanathan was granted an award of 75,000 shares of restricted stock, which vests over four years, with 25% of the shares vesting on the anniversary of the grant date and the remaining 75% vesting in equal increments semi-annually thereafter through the fourth anniversary of the grant date. Mr. Vishwanathan was also granted an option to purchase 150,000 shares of our common stock at an exercise price of $1.74 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date. Mr. Vishwanathan earned 25,000 shares of common stock related to his performance-based stock award as a result of the satisfaction of the related performance conditions in 2009. These shares had a grant date fair value of $53,000 and were issued to Mr. Vishwanathan on March 15, 2010.

(5) The target amount is calculated using Mr. Shanableh's commission targets for 2009.

(6) Mr. Shanableh's sales commissions are not capped.

Option Holdings

The following table sets forth information concerning stock options and unvested stock awards held by the Named Executive Officers as of December 31, 2009:

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable(1)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#)(2)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(3)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)(4)**
Richard N. Nottenburg	187,500	312,500	—	$ 4.75	6/16/2018	—	—	—	—
	187,500	312,500	—	$ 1.28	1/15/2019	—	—	—	—
	—	—	—	—	—	625,000	$1,318,750	—	—
	—	—	—	—	—	—	—	500,000	$1,055,000
Richard J. Gaynor(5)	189,583	160,417	—	$ 5.98	10/15/2017	—	—	—	—
	—	—	—	—	—	17,500	$ 36,925	—	—
	—	—	—	—	—	150,000	$ 316,500	—	—
Jeffrey M. Snider	—	210,000	—	$ 1.94	6/15/2019	—	—	—	—
	—	—	—	—	—	210,000	$ 443,100	—	—
Mohammed Shanableh	110,000	—	—	$ 5.79	9/20/2014	—	—	—	—
	50,000	—	—	$ 4.91	9/9/2015	—	—	—	—
	20,000	—	—	$ 5.37	9/15/2015	—	—	—	—
	145,833	104,167	—	$ 5.64	8/15/2017	—	—	—	—
	46,875	78,125	—	$ 4.75	6/16/2018	—	—	—	—
	—	—	—	—	—	12,500	$ 26,375	—	—
	—	—	—	—	—	12,500	$ 26,375	—	—
	—	—	—	—	—	15,625	$ 32,969	—	—
	—	—	—	—	—	99,750	$ 210,473	—	—
Kumar Vishwanathan	—	150,000	—	$ 1.74	8/17/2019	—	—	—	—
	—	—	—	—	—	75,000	$ 158,250	—	—
	—	—	—	—	—	—	—	50,000	$ 105,500

(1) Of Dr. Nottenburg's 625,000 unvested stock options, 20,832 will vest on the fourteenth of each month through June 14, 2012.

Of Mr. Gaynor's 160,417 unvested stock options, 7,292 would have vested on the first of each month through September 30, 2011. Mr. Gaynor resigned his position effective February 8, 2010; accordingly, 14,584 unvested stock options vested in 2010 through his termination date. The remaining 145,833 unvested stock options will not vest and have been forfeited.

Of Mr. Snider's 210,000 unvested stock options, 52,500 stock options will vest on June 9, 2010 and 4,375 will vest on the ninth of each month beginning July 9, 2010 through June 9, 2013.

Of Mr. Shanableh's 104,167 unvested stock options from the August 15, 2007 grant, 5,208 stock options will vest monthly on the fifteenth of each month through August 15, 2011. Of Mr. Shanableh's 78,125 unvested stock options from the June 16, 2008 grant, 2,604 stock options will vest monthly on the sixteenth of each month through June 16, 2012.

Of Mr. Vishwanathan's 150,000 unvested stock options, 37,500 stock options will vest on August 4, 2010 and 3,125 will vest monthly on the fourth of each month beginning September 4, 2010 through August 4, 2013.

(2) Dr. Nottenburg's 625,000 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
June 13, 2010	125,000
December 13, 2010	125,000
June 13, 2011	125,000
December 13, 2011	125,000
June 13, 2012	125,000

PROXY STATEMENT

Mr. Gaynor's 167,500 unvested shares of restricted stock would have vested as follows had he not resigned from the Company effective February 8, 2010:

Vest Date	Shares
April 1, 2010	4,375
September 15, 2010	50,000
October 1, 2010	4,375
April 1, 2011	4,375
September 15, 2011	100,000
October 1, 2011	4,375

Mr. Snider's 210,000 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
June 8, 2010	52,500
December 8, 2010	26,250
June 8, 2011	26,250
December 8, 2011	26,250
June 8, 2012	26,250
December 8, 2012	26,250
June 8, 2013	26,250

Mr. Shanableh's 140,375 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
February 14, 2010	6,250
February 15, 2010	3,125
June 16, 2010	3,125
August 14, 2010	6,250
August 15, 2010	3,125
September 15, 2010	33,250
December 16, 2010	3,125
February 15, 2011	3,125
June 16, 2011	3,125
September 15, 2011	66,500
August 15, 2011	3,125
December 16, 2011	3,125
June 16, 2012	3,125

Mr. Vishwanathan's 75,000 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
August 3, 2010	18,750
February 3, 2010	9,375
August 3, 2011	9,375
February 3, 2011	9,375
August 3, 2012	9,375
February 3, 2012	9,375
August 3, 2013	9,375

(3) In accordance with SEC rules, the market value of unvested shares of restricted stock is determined by multiplying the number of such shares by $2.11, the closing market price of our common stock on December 31, 2009.

(4) Mr. Gaynor was entitled to three performance-based grants aggregating 100,000 shares of our common stock, contingent upon the Company's satisfaction of performance conditions for the three years ending December 31, 2010, 2011 and 2012. As of December 31, 2009, the performance conditions had not been defined and accordingly, the grants did not meet the criteria for an award and are excluded from the table above. Mr. Gaynor resigned from the Company effective February 8, 2010.

Mr. Shanableh is entitled to three performance-based grants aggregating 66,000 shares of our common stock contingent upon the Company's satisfaction of performance conditions for the three years ended December 31, 2010, 2011 and 2012. As of December 31, 2009, the performance conditions had not been defined and accordingly, the grants did not meet the criteria for an award and are excluded from the table above.

(5) Due to Mr. Gaynor's resignation effective February 8, 2010, any remaining awards that would not have vested prior to his resignation date did not vest and have been forfeited.

Option Exercises and Stock Vested. The following table summarizes for the Named Executive Officers in 2009: (i) the number of shares acquired upon exercise of stock options and the value realized; and (ii) the number of shares acquired upon the vesting of restricted stock and the value realized, before payout of any applicable withholding tax:

2009 OPTION EXERCISES AND STOCK VESTED

	Option Awards		**Stock Awards**	
	Number of Shares Acquired on Exercise (#)	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
Richard N. Nottenburg	—	$—	375,000	$765,000
Richard J. Gaynor	—	$—	58,750	$121,644
Jeffrey M. Snider	—	$—	—	$ —
Mohammed Shanableh	—	$—	61,375	$118,720
Kumar Vishwanathan	—	$—	—	$ —

(1) Of Dr. Nottenburg's 375,000 shares that vested in 2009, 119,060 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares. Of Mr. Gaynor's 58,750 shares that vested in 2009, 18,653 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares. Of Mr. Shanableh's 61,375 shares that vested in 2009, 20,187 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

(2) In accordance with SEC rules, the aggregate dollar amount realized upon vesting of shares of restricted stock was determined by multiplying the number of shares by the closing market price of our common stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR UPON CHANGE IN CONTROL

The table below shows potential payments to the Named Executive Officers with severance or change in control arrangements upon termination or upon a change in control of our Company. The amounts shown assume that termination and/or change in control was effective as of December 31, 2009, the last day of our fiscal year, and are estimates of the amounts that would have been paid to or realized by the Named Executives Officers upon such a termination or change in control. The actual amounts to be paid or realized can only be determined at the time of a Named Executive Officer's termination or following a change in control.

	Termination without Cause or for Good Reason(1)	Change in Control: Stock Options Assumed or Substituted by Acquiring Company(2)	Change in Control: Stock Options Not Assumed or Substituted by Acquiring Company(3)	Termination without Cause or for Good Reason following Change in Control
Richard N. Nottenburg				
Cash Severance	$1,350,000	$ —	$ —	$1,750,000
Stock Options	207,500	415,000	415,000	415,000
Stock Awards(5)	1,318,750	1,318,750	1,318,750	1,318,750
Health Benefits	26,763	—	—	26,763
	$2,903,013	$1,733,750	$1,733,750	$3,510,513
Richard J. Gaynor(6)				
Cash Severance	$ 456,016	$ —	$ —	$ 456,016
Stock Options(4)	—	—	—	—
Stock Awards(5)	353,425	353,425	353,425	353,425
Health Benefits	13,462	—	—	13,462
	$ 822,903	$ 353,425	$ 353,425	$ 822,903
Jeffrey M. Snider				
Cash Severance	$ 427,500	$ —	$ —	$ 427,500
Stock Options	13,388	35,700	35,700	35,700
Stock Awards(5)	443,100	443,100	443,100	443,100
Health Benefits	13,462	—	—	13,462
	$ 897,450	$ 478,800	$ 478,800	$ 919,762
Mohammed Shanableh				
Cash Severance	$ 645,750	$ —	$ —	$ 645,750
Stock Options(4)	—	—	—	—
Stock Awards(5)	296,192	296,192	296,192	296,192
Health Benefits	13,462	—	—	13,462
	$ 955,404	$ 296,192	$ 296,192	$ 955,404
Kumar Vishwanathan				
Cash Severance	$ 146,250	$ —	$ —	$ 146,250
Stock Options	—	55,500	55,500	—
Stock Awards(5)	158,250	39,563	39,563	158,250
Health Benefits	6,731	—	—	6,731
	$ 311,231	$ 95,063	$ 95,063	$ 311,231

(1) Assumes employment termination without a change in control.

(2) If an acquiring company assumes or substitutes the stock options, under Sonus' stock incentive plans the number of shares subject to the option that are not then vested shall accelerate in vesting by 12 months upon the closing of such acquisition. In addition, 25% of the unvested shares of restricted stock shall become vested.

(3) If an acquiring company does not assume or substitute the stock options, under Sonus' stock incentive plans the number of shares subject to the option that are not then vested shall accelerate in full and become immediately exercisable upon the closing of such acquisition. In addition, 25% of the shares of unvested restricted stock shall become vested.

(4) Stock options held by Mr. Gaynor and Mr. Shanableh were out of the money on December 31, 2009. Accordingly, there would be no gain realized at December 31, 2009 related to the accelerated vesting of their stock options.

(5) The value of shares of restricted stock was calculated by multiplying the number of shares of restricted stock by $2.11, the closing market price of our common stock on December 31, 2009.

(6) Mr. Gaynor resigned from the Company in February 2010 and was not eligible to receive, and did not receive, any payment pursuant to his severance or change in control arrangements. However, the amounts shown are estimates of what Mr. Gaynor would have been paid or realized upon termination or upon a change in control of our company, effective December 31, 2009.

Employment, Severance and Change of Control Arrangements

In addition to compensation designed to reward employees and executives for service and performance, we have approved certain severance and change of control provisions for Mr. Gaynor and Mr. Shanablah.

Executive retention and severance agreements encourage executives to remain in our employ and to continue to devote their full attention to our success and provide enhanced financial security and incentive to the executives. In order to recruit and retain executives, we believed it was appropriate and necessary to provide assurance of certain severance payments if we terminated an executive's employment without cause or if the executive terminated his or her employment for good reason. Sonus competes in a challenging market environment with larger competitors which can provide greater cash incentives to executives. In addition, smaller private competitors can offer greater equity growth potential.

On August 31, 2007, Richard J. Gaynor entered into an employment agreement with us, under which he became Chief Financial Officer as of October 1, 2007. In 2008, Mr. Gaynor received an initial annual base salary of $285,000. Pursuant to the terms of his employment agreement, Mr. Gaynor received an option to purchase 350,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on October 15, 2007. 25% of the shares subject to the option vested on the first anniversary of his commencement date. Subject to his continued employment, the remaining 75% vests in equal monthly increments through the fourth anniversary of his commencement date. Mr. Gaynor also received 35,000 shares of restricted stock, 25% of which vested on the first anniversary of his commencement date with the remaining 75% vesting in equal increments semi-annually through the fourth anniversary of his commencement date.

The employment agreement provides that if Mr. Gaynor's employment is terminated following an acquisition of our company for any reason other than Cause (as defined in the agreement) or if he is not offered an equivalent position in the combined entity, he will be eligible to receive the following severance and related post-termination benefits: (i) 12 months salary continuation payments of his annual base salary; (ii) 12 months health benefits continuation; and (iii) 100% of all unvested options and restricted stock in his New Hire Grant shall immediately become vested and exercisable, subject to his serving through a six month transition period, if requested.

Mr. Gaynor resigned as Chief Financial Officer, effective February 8, 2010. As a result, all unvested equity-based awards as of this date were forfeited. Additionally, Mr. Gaynor was not entitled to receive, and did not receive, any severance payments from the Company as a result of his resignation.

On May 16, 2008, Dr. Richard N. Nottenburg entered into an employment agreement with us to commence employment no later than June 14, 2008 as Sonus' President and Chief Executive Officer. Dr. Nottenburg also joined our Board. Pursuant to his employment agreement, Dr. Nottenburg received an initial annual base salary of $500,000 and he is eligible for an "on target bonus" of at least 80% of his annual base salary subject to the achievement of specific objectives. For fiscal year 2008, Dr. Nottenburg was guaranteed a bonus of 80% of his base salary pro rated for the days in 2008 he was employed by us. We reimbursed Dr. Nottenburg for relocation costs up to $25,000. Dr. Nottenburg also received an option to purchase 500,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Pursuant to his employment agreement, on January 15, 2009, Dr. Nottenburg received an option to purchase an additional 500,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Each of the foregoing grants are subject to vesting. Dr. Nottenburg will be entitled to two performance stock grants of 250,000 shares each upon our achieving certain performance metrics between January 1, 2010 and December 31, 2012 as approved by the Compensation Committee.

In the event of an Acquisition (as defined in Dr. Nottenburg's employment agreement), 100% of all unvested options and restricted stock shall accelerate and become vested. In addition, the options shall remain exercisable for the shorter of five years from the date of Acquisition or the original remaining life of the options. Dr. Nottenburg's employment agreement also provides that if he is terminated for any reason other than Cause (as defined in his employment agreement), or is terminated due to his death or disability or if Dr. Nottenburg terminates his employment with Good Reason (as defined in his employment agreement), he will receive: (1) a lump sum payment equal to one and one half times his then annual base salary and one and a half times his then target bonus (or two and a half times his target bonus if the termination follows an Acquisition); (2) health benefits continuation at our expense for 18 months following his termination; (3) acceleration of the vesting of options unvested as of the termination which would have vested over the 24 months following termination; (4) the right to exercise all vested options for the shorter of 5 years from the termination date or the original remaining life of the options; and (5) accelerated vesting of all unvested restricted shares at the time of termination.

On October 2, 2008, Mohammed Shanableh entered into an employment agreement with us to continue to serve as our Vice President, Worldwide Sales. Pursuant to his employment agreement, on November 15, 2008, Mr. Shanableh was granted 133,000 shares of our common stock. This grant is subject to vesting. In addition to such grant, Mr. Shanableh will be entitled to one performance stock grant of 66,000 shares upon our achieving certain performance metrics for the three fiscal years ending December 31, 2010, 2011 and 2012, as determined by the Compensation Committee.

In the event of a Change of Control (as defined in Mr. Shanableh's employment agreement), 100% of all unvested options and restricted stock shall accelerate and become vested and exercisable. Mr. Shanableh's employment agreement also provides that if he is terminated for any reason other than Cause (as defined in his employment agreement) or if Mr. Shanablah terminates his employment for Good Reason (as defined in his employment agreement), he will receive: (1) a lump sum payment equal to his then annual base salary and his then target annual bonus, less applicable state and federal withholdings; (2) health benefits continuation at our expense for 12 months following his termination; (3) any allowable unreimbursed expenses and any accrued but unused vacation pay owing to him at the time of termination; (4) acceleration of the vesting of options unvested as of the termination which would have vested over the 12 months following termination; (5) the right to exercise all vested options for the shorter of 3 years from the termination date or the original remaining life of the options; and (6) accelerated vesting of all unvested restricted shares at the time of termination.

On June 1, 2009, Jeffrey M. Snider entered into an employment agreement with us to commence employment no later than June 22, 2009 as our Senior Vice President and General Counsel. Pursuant to his employment agreement, Mr. Snider received an initial annual base salary of $285,000 and he is eligible for a target bonus of 50% of his annual base salary subject to the achievement of specific objectives. For fiscal year 2009, Mr. Snider was guaranteed a bonus of 50% of his base salary pro rated for the days in 2009 he was employed by us. Mr. Snider also received an option to purchase 210,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Pursuant to his employment agreement, on June 15, 2009, Mr. Snider was granted 210,000 restricted shares of our common stock. Each of the foregoing grants is subject to vesting.

In the event of a Change of Control (as defined in Mr. Snider's employment agreement), 100% of all unvested options and restricted stock shall accelerate and become vested. Mr. Snider's employment agreement also provides that if he is terminated for any reason other than Cause (as defined in his employment agreement) or if Mr. Snider terminates his employment for Good Reason (as defined in his employment agreement), he will receive: (1) a lump sum payment equal to one times his then annual base salary and one times his then target bonus, less applicable state and federal withholdings; (2) health benefits continuation at our expense for 12 months following his termination; (3) any allowable unreimbursed expenses and any accrued but unused vacation pay owing to him at the time of termination; (4) acceleration of the vesting of options unvested as of the termination which would have vested over the 12 months following termination; (5) the right to exercise all vested options for the shorter of 3 years from the termination date or the original remaining life of the options; and (6) accelerated vesting of all unvested restricted shares at the time of termination.

On July 6, 2009, Kumar Vishwanathan entered into an employment agreement with us to commence employment no later than August 3, 2009 as Sonus' Vice President and Chief Architect. Pursuant to his employment agreement, Mr. Vishwanathan received an initial annual base salary of $195,000 and he is eligible for a target bonus of 50% of his annual base salary subject to the achievement of specific objectives. For fiscal year 2009, Mr. Vishwanathan's target bonus was pro rated for the days in 2009 he was employed by us. Mr. Vishwanathan also received an option to purchase 150,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Pursuant to his employment agreement, on July 15, 2009, Mr. Vishwanathan was granted 75,000 restricted shares of our common stock. Each of the foregoing grants is subject to vesting. Mr. Vishwanathan is entitled to receive two performance-based stock awards of 25,000 shares of common stock each upon the satisfaction of certain individual performance conditions for each of the two years ending December 31, 2010 and 2011.

Mr. Vishwanathan's employment agreement also provides that if he is terminated for any reason other than Cause (as defined in his employment agreement) or if Mr. Vishwanathan terminates his employment for Good Reason (as defined in his employment agreement), he will receive: (1) a lump sum payment equal to six months of his then annual base salary and 50% of his then target bonus, less applicable state and federal withholdings; (2) health benefits continuation at our expense for six months following his termination; (3) any allowable unreimbursed expenses and any accrued but unused vacation pay owing to him at the time of termination; (4) acceleration of the vesting of options unvested as of the termination which would have vested over the six months following termination; (5) the right to exercise all vested options for the shorter of 3 years from the termination date or the original remaining life of the options; and (6) accelerated vesting of all unvested restricted shares at the time of termination.

On October 3, 2008, the Compensation Committee of our Board approved a severance and retention program and agreement for each of Richard J. Gaynor and Mohammed Shanableh (each an Executive). The severance program and agreement provide for post-termination benefits in the event an Executive's employment is terminated by us without Cause (as defined in their respective agreement) or is terminated by the Executive for Good Reason (as defined in their respective agreement). The post-termination benefits include: (1) a lump sum payment equal to the Executive's annual base salary and target bonus; (2) continuation of payment of our share of benefits for 12 months; (3) payment of unreimbursed expenses and any accrued but unused vacation pay; (4) 12-months forward vesting of unvested options; and (5) complete vesting of unvested restricted stock. Pursuant to the program and agreement, we will grant each Executive: (1) certain restricted shares of our common stock $0.001 par value per share, or Restricted Stock, under the 2007 Plan, subject to the terms of the 2007 Plan and our restricted stock agreement, which Restricted Stock shall vest 25% on September 15, 2009, 25% on September 15, 2010 and 50% on September 15, 2011, subject to continued employment by the Executive; and (2) additional Restricted Stock upon the achievement of certain performance metrics for the 2010, 2011 and 2012 fiscal years as determined by the Compensation Committee of our Board, or Performance Stock, with the Executive eligible to be granted ⅓ of such Performance Stock during each of such fiscal years, and when issued, such Performance Stock shall be fully vested on the date of grant. In the event of a change in control (as defined in their respective agreement), 100% of all Restricted Stock granted to an Executive shall accelerate and become fully vested and any and all restrictions on such Restricted Stock shall be terminated.

The number of shares granted, or eligible for granting, as applicable, to each Executive under the severance and retention program is set forth as follows:

Name	Title	Restricted Stock	Performance Stock
Richard J. Gaynor	Former Chief Financial Officer	200,000	100,000
Mohammed Shanableh	Vice President of Worldwide Sales	133,000	66,000

Generally, for each employee, in the event of an Acquisition in which an option is assumed or substituted in the Acquisition, then the number of shares subject to the option that are not then vested shall become accelerated in vesting by 12 months upon the closing of the Acquisition. If an option is not assumed or substituted, then the number of shares that are not then vested shall accelerate in full and become immediately exercisable. In addition, 25% of the number of shares covered by a restricted stock award shall become vested.

Indemnification Agreements

Certain of our current and former officers and directors are parties to legal proceedings because of their status as officers and directors. We have generally entered into indemnification agreements with our officers and directors and we may be liable for judgments, fines and expenses in connection with such proceedings, which, in the aggregate, may be material. We are paying legal fees for counsel representing our officers and directors in connection with such proceedings.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any member of our Board or our Compensation Committee and any member of our Board or Compensation Committee of any other company, and none of these interlocking relationships have existed in the past.

TRANSACTIONS WITH RELATED PERSONS

Our Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executives, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to the General Counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If the General Counsel determines that advance review and approval is not practicable under the circumstances, the Audit Committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the Audit Committee. The policy also permits the Chairman of the Audit Committee to review and, if deemed appropriate, approve related person transactions that arise between Audit Committee meetings, subject to ratification by the Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the Committee will review and consider:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in our best interests. The Audit Committee may impose any conditions on the Company or the related party that it deems appropriate in connection with approval of the related party transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, our Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for the purposes of our related person transaction policy:

- transactions for which the related person's interest arises solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual consolidated gross revenues of the other entity that is a party to the transaction; and
- transactions that are specifically contemplated by provisions of our charter or our amended and restated by-laws.

Our related person transaction policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter. The Company is not aware of any transactions entered into since the adoption of this policy that did not follow the procedures outlined in the policy.

Our President and Chief Executive Officer serves on the Board of Directors of Comverse Technology Corp., or Comverse, a worldwide provider of software and systems. Comverse has several majority-owned subsidiaries, including Ulticom, Inc. and Verint Systems. All three companies are vendors of the Company. The Company had well-established and ongoing business relationships with these vendors prior to the appointment of Dr. Nottenburg as the Company's President and Chief Executive Officer, effective June 13, 2008. Costs incurred for purchases from these companies, in the aggregate, were $6.5 million for the year ended December 31, 2009 and $3.5 million for the period from June 13, 2008 through December 31, 2008. At December 31, 2009 and 2008, the Company had aggregate outstanding accounts payable balances of $0.2 million and $0.5 million, respectively, to these companies. While Dr. Nottenburg is paid as a director of Comverse, he did not have any direct monetary interest in the transactions discussed above.

The Company is not aware of any other transactions in 2009 between the Company and any other related persons that would require review by the Compensation Committee.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

We reviewed Sonus' audited financial statements for the fiscal year ended December 31, 2009 and discussed these financial statements with Sonus' management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. Sonus' management is responsible for Sonus' financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Sonus' independent registered public accounting firm, Deloitte & Touche LLP, or Deloitte, is responsible for performing an independent audit of Sonus' financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and issuing a report on those financial statements and issuing a report on the effectiveness of Sonus' internal control over financial reporting as of the end of the fiscal year. Our responsibility is to monitor and review these processes. We also reviewed and discussed with Deloitte the audited financial statements and the matters required by SEC Regulation S-X Rule 2-07 and Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA *Professional Standards*, Vol. 1. AU section 380), as adopted by the PCAOB.

Deloitte also provided us with the written disclosures and the letter required by PCAOB Ethics and Independence Rule 3526, *Communications with Audit Committees Concerning Independence*. This Standard requires independent registered public accounting firms annually to disclose in writing all relationships that in the independent registered public accounting firm's professional opinion may reasonably be thought to bear on independence, to confirm their independence and to engage in a discussion of independence. We also considered whether Deloitte's provision of other, non-audit related services to Sonus is compatible with maintaining Deloitte's independence.

Based on its discussions with management and Deloitte, and our review of information provided by management and Deloitte, we recommended to the Sonus Board of Directors that the audited financial statements and management's report on internal control over financial reporting be included in Sonus' Annual Report on Form 10-K for the year ended December 31, 2009.

Submitted by,
AUDIT COMMITTEE:
John P. Cunningham (Chairman)
Howard E. Janzen
John A. Schofield
Scott E. Schubert

FEES FOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS DURING FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008

The following is a summary of the aggregate fees billed to us by Deloitte & Touche LLP, our independent registered public accounting firm, for the fiscal years ended December 31, 2009 and 2008 for each of the following categories of professional services:

Fee Category	Fiscal 2009 Fees	Fiscal 2008 Fees
Audit Fees	$2,711,480	$4,344,091
Audit-Related Fees	912,248	20,850
Tax Fees	386,945	635,951
All Other Fees	10,000	18,000
Total Fees	$4,020,673	$5,018,892

The following is a summary of the aggregate fees billed to us by Ernst & Young LLP, our former independent registered public accounting firm, for the fiscal years ended December 31, 2009 and 2008.

Fee Category	Fiscal 2009 Fees	Fiscal 2008 Fees
Audit Fees	$—	$ —
Audit-Related Fees	—	19,814
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$—	$19,814

Audit Fees

Audit fees consist of professional services rendered for the audit of our consolidated financial statements included in our Annual Report on Form 10-K and review of the interim condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, and the audit of the effectiveness of internal control over financial reporting.

Audit-Related Fees

Audit-related fees consist of fees related to due diligence services and accounting consultations regarding the application of generally accepted accounting principles to proposed transactions.

Tax Fees

Tax fees consist of professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, value-added tax compliance, research and development tax credit compliance, and transfer pricing advice and planning.

All Other Fees

All other fees consist of professional services other than the services reported above, including fees for our subscription to Deloitte & Touche LLP's on-line accounting research tool.

Policy On Audit Committee Pre-Approval Of Audit And Non-Audit Services

The Audit Committee has adopted a policy to pre-approve audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Prior to engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm and our management submit an aggregate of services expected to be rendered during that year for each of the four categories of services to the Audit Committee for approval. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and our management periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval process. The Audit Committee may also pre-approve particular services on a case-by-case basis. The Audit Committee may ratify, without prior approval, certain *de minimis* non-audit services if the aggregate amount of all such non-audit services provided to us constitutes not more than $5,000 during the fiscal year in which the services are provided. During the fiscal years ended December 31, 2009 and 2008, there were no *de minimis* non-audit services provided that the Audit Committee subsequently ratified.

Our Audit Committee requires the regular rotation of the lead audit partner and concurring partner as required by Section 203 of the Sarbanes-Oxley Act of 2002 and is responsible for recommending to our Board policies for hiring employees or former employees of the independent registered public accounting firm.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and subsequent changes in that ownership with the SEC. Based solely on a review of the copies of reports furnished to us and the written representations of our directors and executive officers, we believe that during the year ended December 31, 2009, our directors, executive officers and greater than 10% stockholders complied with all Section 16(a) filing requirements, except that Matt Dillon had one report covering one transaction filed late with respect to 2009, one report covering two transactions filed late with respect to 2008 and one report amending one transaction with respect to 2007.

STOCKHOLDER PROPOSALS FOR INCLUSION IN 2011 PROXY STATEMENT

To be considered for inclusion in the proxy statement relating to our annual meeting of stockholders to be held in 2011, stockholder proposals must be received at our principal executive offices no later than March 18, 2011, which is not less than 120 calendar days before the date of our proxy statement released to our stockholders in connection with the prior year's annual meeting of stockholders, and must otherwise comply with the rules promulgated by the SEC. If the date of next year's annual meeting is changed by more than 30 days from the anniversary date of this year's annual meeting on June 16, 2010, then the deadline is a reasonable time before we begin to print and mail proxy materials. Upon receipt of any such proposal, we will determine whether or not to include such proposal in the Proxy Statement and proxy in accordance with regulations governing the solicitation of proxies.

STOCKHOLDER PROPOSALS FOR PRESENTATION AT 2011 ANNUAL MEETING

According to our Amended and Restated By-laws, we must receive other proposals of stockholders (including director nominations) intended to be presented at the 2011 annual meeting of stockholders but not included in the Proxy Statement by the close of business on March 18, 2011, but not before February 16, 2011, which is not later than the ninetieth (90th) day nor earlier than the one hundred twentieth (120th) day prior to the first anniversary of the date of the 2010 annual meeting of stockholders. Such proposals must be delivered to the Secretary of the Company at our principal executive office. However, in the event the 2011 annual meeting of stockholders is scheduled to be held on a date before May 17, 2011, or after August 25, 2011, which are dates 30 days before or 70 days after the first anniversary of our 2010 annual meeting of stockholders, then your notice must be received by us at our principal executive office not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day before the scheduled date of such annual meeting or the 10th day after the day on which we first make a public announcement of the date of such annual meeting. Any proposals we do not receive in accordance with the above standards may not be presented at the 2011 annual meeting of stockholders.

STOCKHOLDERS SHARING THE SAME ADDRESS

We have adopted a procedure called "householding." Under this procedure, we are delivering only one copy of the annual report and proxy statement to multiple stockholders who share the same address and have the same last name, unless we have received contrary instructions from an affected stockholder. Stockholders who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of the annual report and the proxy statement to any stockholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the annual report or proxy statement, please submit your request to Broadridge Financial Solutions by calling 1-800-579-1639 or by following the instructions on your notice of Internet availability of proxy materials to request delivery of paper copies through the Internet or by e-mail, or in writing addressed to Sonus Networks, Inc., 7 Technology Park Drive, Westford, MA 01886 Attn: Investor Relations.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or proxy statement in the future, please contact Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717, tel. 800-542-1061. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of our annual report and proxy statement who wish to receive only one copy of these materials per household in the future please contact Broadridge Householding Department at the contact information listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

PROXY STATEMENT

FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 25, 2010, is being delivered to stockholders in connection with this proxy solicitation. With the payment of an appropriate processing fee, we will provide copies of the exhibits to our Annual Report on Form 10-K. Please address all such requests to the Investor Relations department at our principal executive offices at 7 Technology Park Drive, Westford, MA 01886.

OTHER MATTERS

Our Board knows of no other matters to be submitted at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend.

We will pay the costs of soliciting proxies from stockholders. We have engaged Georgeson, Inc. as our proxy solicitor to help us solicit proxies from brokers, bank nominees and other institutions for a fee of $15,000, plus reasonable out-of-pocket expenses. In addition to soliciting proxies by mail, our directors, executive officers and regular employees may solicit proxies, either personally, by facsimile or by telephone, on our behalf, without additional compensation, other than the time expended and telephone charges in making such solicitations. We will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy material to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

By Order of the Board of Directors,



Westford, Massachusetts
May 7, 2010

Wayne Pastore
Senior Vice President and Chief Financial Officer

(This page has been left blank intentionally.)

PROPOSED AMENDMENT AND RESTATEMENT OF THE FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SONUS NETWORKS, INC.

The following amendment and restatement would become effective only upon affirmative action by the Board of Directors of Sonus Networks, Inc. setting the split ratio of not less than 1-for-3 and not more than 1-for-6. The Board of Directors of Sonus Networks, Inc. has the authority to determine not to make the following amendment and restatement effective.

SONUS NETWORKS, INC.

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

TABLE OF CONTENTS

(This page has been left blank intentionally.)

PROXY STATEMENT

ARTICLE I
NAME

The name of the corporation (the "CORPORATION") is Sonus Networks, Inc.

ARTICLE II
REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle; and the name of its registered agent is Corporation Service Company.

ARTICLE III
PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is as follows:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 605,000,000 shares, consisting solely of:

600,000,000 shares of common stock, par value $0.001 per share ("COMMON STOCK"); and

5,000,000 shares of preferred stock, par value $0.01 per share ("PREFERRED STOCK").

NOTE: The number of shares authorized will be decreased proportionately by the ratio for the reverse stock split should our stockholders approve the proposal to authorize a reverse stock split at the 2010 annual meeting of stockholders and the Board determines to implement the reverse stock split prior to the effective date of this Fifth Amended and Restated Certificate of Incorporation.

The following is a statement of the powers, designations, preferences, privileges, and relative rights in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

1. GENERAL. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of the holders of Preferred Stock.

2. VOTING. The holders of Common Stock are entitled to one vote for each share held at all meetings of stockholders. There shall be no cumulative voting.

3. DIVIDENDS. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock.

4. LIQUIDATION. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding shares of Preferred Stock.

5. Upon this Fifth Amended and Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), every [*three (3), four (4), five (5) or six (6) shares*] of the Corporation's Common Stock, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock"), will be automatically converted into one share of common stock, par value $0.001 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing conversion of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to American Stock Transfer & Trust Co. LLC, as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by that agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the New Common Stock on the NASDAQ Global Select Market at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been converted (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above). Each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, if any, a written confirmation from our transfer agent indicating the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been converted, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph.

Following the Effective Time, all references to "Common Stock" in other sections of this Fifth Amended and Restated Certificate of Incorporation, as amended from time to time, refer to "New Common Stock."

B. PREFERRED STOCK.

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such powers, designations, preferences, and relative, participating, optional, or other special rights, if any, and such qualifications and restrictions, if any, of such preferences and rights, as are stated or expressed in the resolution or resolutions of the Board of Directors providing for such series of Preferred Stock. Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purposes of voting by classes unless expressly so provided in such resolution or resolutions.

Authority is hereby granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions to determine and fix the powers, designations, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications and restrictions, if any, of such preferences and rights, including without limitation dividend rights, conversion rights, voting rights (if any), redemption privileges, and liquidation preferences, of such series of Preferred Stock (which need not be uniform among series), all to the fullest extent now or hereafter permitted by the General Corporation Law of Delaware. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation or issuance of any series of Preferred Stock may provide that such series shall be superior to, rank equally with, or be junior to the Preferred Stock of any other series, all to the fullest extent permitted by law. No resolution, vote, or consent of the holders of the capital stock of the Corporation shall be required in connection with the creation or issuance of any shares of any series of Preferred Stock authorized by and complying with the conditions of this Amended and Restated Certificate of Incorporation, the right to any such resolution, vote, or consent being expressly waived by all present and future holders of the capital stock of the Corporation.

Any resolution or resolutions adopted by the Board of Directors pursuant to the authority vested in them by this Article IV shall be set forth in a certificate of designation along with the number of shares of stock of such series as to which the resolution or resolutions shall apply and such certificate shall be executed, acknowledged, filed, recorded, and shall become effective, in accordance with Section 103 of the General Corporation Law of the State of Delaware. Unless otherwise provided in any such resolution or resolutions, the number of shares of stock of any such series to which such resolution or resolutions apply may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by a certificate likewise executed, acknowledged, filed and recorded, setting forth a statement that a specified increase or decrease therein has been authorized and directed by a resolution or resolutions likewise adopted by the Board of Directors. In case the number of such shares shall be decreased, the number of shares so specified in the certificate shall resume the status which they had prior to the adoption of the first resolution or resolutions. When no shares of any such class or series are outstanding, either because none were issued or because none remain outstanding, a certificate setting forth a resolution or resolutions adopted by the Board of Directors that none of the authorized shares of such class or series are outstanding, and that none will be issued subject to the certificate of designations previously filed with respect to such class or series, may be executed, acknowledged, filed and recorded in the same manner as previously described and it shall have the effect of eliminating from this Amended and Restated Certificate of Incorporation all matters set forth in the certificate of designations with respect to such class or series of stock. If no shares of any such class or series established by a resolution or resolutions adopted by the Board of Directors have been issued, the voting powers, designations, preferences and relative, participating, optional or other rights, if any, with the qualifications, limitations or restrictions thereof, may be amended by a resolution or resolutions adopted by the Board of Directors. In the event of any such amendment, a certificate which (i) states that no shares of such class or series have been issued, (ii) sets forth the copy of the amending resolution or resolutions and (iii) if the designation of such class or series is being changed, indicates the original designation and the new designation, shall be executed, acknowledged, filed, recorded, and shall become effective, in accordance with Section 103 of the General Corporation Law of the State of Delaware.

ARTICLE V
BOARD OF DIRECTORS

The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for defining and regulating the powers of the Corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the Corporation by statute:

(a) Subject to the provisions of this paragraph (a) below, the Board of Directors shall be divided into three classes of directors, such classes to be as nearly equal in number of directors as possible, having staggered three-year terms of office, the term of office of the directors of the first such class to expire as of the first annual meeting of the Corporation's stockholders following the closing of the Corporation's first public offering of shares of Common Stock registered pursuant to the Securities Act of 1933, as amended, those of the second class to expire as of the second annual meeting of the Corporation's stockholders following such closing, and those of the third class as of the third annual meeting of the Corporation's stockholders following such closing, such that at each annual meeting of stockholders after such closing, nominees will stand for election to succeed those directors whose terms are to expire as of such meeting. At each annual meeting of the Corporation's stockholders commencing with the annual meeting held in 2009, directors elected to succeed those directors whose terms then expire shall be elected at such meeting to hold office for a term expiring at the second annual meeting of stockholders following the effectiveness of this Certificate of Amendment. Commencing with the second annual meeting of the Corporation's stockholders following the effectiveness of this Certificate of Amendment, the foregoing classification of the Board of Directors shall cease and each director shall hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any director serving as such pursuant to this paragraph (a) of Article V may be removed (i) prior to the second annual meeting of the Corporation's stockholders following the effectiveness of this Certificate of Amendment, only for cause and only by the vote of the holders of 66 2/3% of the shares of the Corporation's stock entitled to vote for the election of directors, and (ii) after the second annual meeting of the Corporation's stockholders following the effectiveness of this Certificate of Amendment, with or without cause but only by the vote of the holders of 66 2/3% of the shares of the Corporation's stock entitled to vote for the election of directors. The number of directors constituting the full Board of Directors shall be such number as the Board of Directors from time to time may determine.

(b) The Board of Directors shall have the power and authority: (i) to adopt, amend or repeal By-Laws of the Corporation, subject only to such limitations, if any, as may be from time to time imposed by other provisions of this Certificate, by law, or by the By-Laws; and (ii) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgage, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the Corporation, including after-acquired property, and to exercise all of the powers of the Corporation in connection therewith.

ARTICLE VI
LIMITATION OF LIABILITY

No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; PROVIDED, HOWEVER, that to the extent required from time to time by applicable law, this Article VI shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transactions from which the director derived an improper personal benefit. No amendment to or repeal of this Article VI shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

ARTICLE VII
INDEMNIFICATION

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Indemnification may include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Article VII, which undertaking may be accepted without reference to the financial ability of such person to make such repayment.

The Corporation shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the Board of Directors.

The indemnification rights provided in this Article VII (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of such persons. The Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article VII.

ARTICLE VIII
COMPROMISES AND ARRANGEMENTS

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any Class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 391 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such a manner as the said court directs. If a majority of the number representing three-fourths (3/4ths) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or stockholders or class of stockholders of the Corporation, as the case may be, and also on the Corporation.

ARTICLE IX
CERTAIN TRANSACTIONS

The Board of Directors, when considering a tender offer or merger or acquisition proposal, may take into account factors in addition to potential economic benefits to stockholders, including without limitation (i) comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the Corporation's capital stock, the estimated current value of the Corporation in a freely negotiated transaction, and the estimated future value of the Corporation as an independent entity, (ii) the impact of such a transaction on the employees, suppliers, and customers of the Corporation and its effect on the communities in which the Corporation operates, and (iii) the impact of such a transaction on the unique corporate culture and atmosphere of the Corporation.

ARTICLE X
STOCKHOLDER ACTION

Any action required or permitted to be taken by the stockholders of the Corporation may be taken only at a duly called annual or special meeting of the stockholders, and not by written consent in lieu of such a meeting, and special meetings of stockholders may be called only by the Chairman of the Board of Directors, the President, or a majority of the Board of Directors.

ARTICLE XI
AMENDMENTS

The affirmative vote of the holders of at least 66⅔% of the outstanding voting stock of the Corporation (in addition to any separate class vote that may in the future be required pursuant to the terms of any outstanding Preferred Stock) shall be required to amend or repeal the provisions of Articles IV (to the extent it relates to the authority of the Board of Directors to issue shares of Preferred Stock in one or more series, the terms of which may be determined by the Board of Directors), V, VII, IX, X, or XI of this Certificate of Incorporation or to reduce the numbers of authorized shares of Common Stock or Preferred Stock.

SONUS NETWORKS, INC.

2007 STOCK INCENTIVE PLAN, AS AMENDED

1. *Purpose.*

The purpose of this 2007 Stock Incentive Plan (the "Plan") of Sonus Networks, Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to align their interests with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" shall include any of the Company's present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code") and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the "Board").

2. *Eligibility.*

All of the Company's employees, officers, directors, consultants and advisors are eligible to receive options, stock appreciation rights ("SARs"), restricted stock, restricted stock units and other stock-based awards (each, an "Award") under the Plan. Each person who receives an Award under the Plan is deemed a "Participant".

3. *Administration and Delegation.*

(a) *Administration by Board of Directors.* The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" shall mean the Board or a Committee of the Board or the officers referred to in Section 3(c) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee or officers.

(c) *Delegation to Officers.* To the extent permitted by applicable law, the Board may delegate to one or more officers of the Company the power to grant Awards (subject to any limitations under the Plan) to employees or officers of the Company or any of its present or future subsidiary corporations and to exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix the terms of the Awards to be granted by such officers (including the exercise price of such Awards, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to Awards that the officers may grant; provided further, however, that no officer shall be authorized to grant Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or to any "officer" of the Company (as defined by Rule 16a-1 under the Exchange Act).

4. *Stock Available for Awards.*

(a) *Number of Shares.* Subject to adjustment under Section 9, the aggregate number of shares of common stock, $0.001 par value per share, of the Company (the "Common Stock") reserved for Awards under the Plan is ~~9,500,000 plus the number of shares of Common Stock subject to stock options granted under the Company's Amended and Restated 1997 Stock Incentive Plan that are surrendered to the Company for cancellation on or before [January 31, 2010] in exchange for Awards under this Plan pursuant to an exchange offer approved by the Company's stockholders.~~ 34,902,701. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(b) *Share Count.* Shares issued pursuant to Awards of Restricted Stock or Restricted Stock Units or Other Stock Unit Awards will count against the shares of Common Stock available for issuance under the Plan as one and one-half (1.5) shares for every one (1) share issued in connection with the Award. Shares issued pursuant to the exercise of Options will count against the shares available for issuance under the Plan as one (1) share for every one (1) share to which such exercise relates. The total number of shares subject to SARs that are settled in shares shall be counted in full against the number of shares available for issuance under the Plan, regardless of the number of shares actually issued upon settlement of the SARs. If Awards are settled in cash, the shares that would have been delivered had there been no cash settlement shall not be counted against the shares available for issuance under the Plan. If any Award expires or is terminated, surrendered or canceled without having been fully exercised, is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right), then the shares of Common Stock covered by such Award shall again become available for the grant of Awards under the Plan; provided that any one (1) share issued as Restricted Stock or subject to a Restricted Stock Unit Award or Other Stock Unit Award that is forfeited or terminated shall be credited as one and one-half (1.5) shares when determining the number of shares that shall again become available for Awards under the Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under the Plan, as well as any shares exchanged by a Participant or withheld by the Company to satisfy the tax withholding obligations related to any Award, shall not be available for subsequent Awards under the Plan. In the case of Incentive Stock Options (as hereinafter defined), the foregoing provisions shall be subject to any limitations under the Code.

(c) *Sub-limits.* Subject to adjustment under Section 9, the following sub-limits on the number of shares subject to Awards shall apply:

(1) *Section 162(m) Per-Participant Limit.* The maximum number of shares of Common Stock with respect to which Awards may be granted to any Participant under the Plan shall be 2,000,000 per calendar year. For purposes of the foregoing limit, the combination of an Option in tandem with a SAR (as each is hereafter defined) shall be treated as a single Award. The per-Participant limit described in this Section 4(b)(1) shall be construed and applied consistently with Section 162(m) of the Code or any successor provision thereto, and the regulations thereunder ("Section 162(m)").

(2) *Limit on Awards to Directors.* The maximum number of shares with respect to which Awards may be granted to any director who is not an employee of the Company at the time of grant shall be 100,000 per calendar year.

(d) *Substitute Awards.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a) or any sublimits contained in the Plan, except as may be required by reason of Section 422 and related provisions of the Code.

5. *Stock Options.*

(a) *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option that is not an Incentive Stock Option (as hereinafter defined) shall be designated a "Nonstatutory Stock Option."

(b) *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall only be granted to employees of Sonus Networks, Inc., any of Sonus Networks, Inc.'s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or for any action taken by the Board, including without limitation the conversion of an Incentive Stock Option to a Nonstatutory Stock Option.

(c) *Exercise Price.* The Board shall establish the exercise price of each Option and specify such exercise price in the applicable option agreement. The exercise price shall be not less than 100% of the Fair Market Value (as defined below) on the date the Option is granted; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Fair Market Value on such future date.

(d) *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement, provided, however, that no Option will be granted for a term in excess of 10 years.

(e) *Exercise of Option.* Options may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with payment in full as specified in Section 5(f) for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f) *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as may otherwise be provided in the applicable option agreement, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3) to the extent provided for in the applicable option agreement or approved by the Board, in its sole discretion, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their fair market value as determined by (or in a manner approved by) the Board ("Fair Market Value"), provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the

Participant for such minimum period of time, if any, as may be established by the Board in its discretion and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4) to the extent permitted by applicable law and provided for in the applicable option agreement or approved by the Board, in its sole discretion, by (i) delivery of a promissory note of the Participant to the Company on terms determined by the Board or (ii) payment of such other lawful consideration as the Board may determine; or

(5) by any combination of the above permitted forms of payment.

(g) *Fair Market Value.* Fair Market Value of a share of Common Stock for purposes of the Plan will be determined as follows:

(1) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(2) if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") for the date of grant; or

(3) if no such closing sale price information is available, the average of bids and asked prices that Nasdaq reports for the date of grant; or

(4) if there are no such closing bid and asked prices, the average of the bid and asked prices as reported by any other commercial service for the date of grant.

For any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately following trading day and with the timing in the formulas above adjusted accordingly. The Board can substitute a particular time of day or other measure of "closing sale price" or "bid and asked prices" if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Code Section 409A.

(h) *Limitation on Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding Option granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option (other than adjustments pursuant to Section 9~~) and~~), (2) the Board may not cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefore new Awards under the Plan covering the same or a different number of share of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option, and (3) no outstanding Option granted under the Plan may be purchased by the Company for cash.

6. *Stock Appreciation Rights.*

(a) *General.* The Board may grant Awards consisting of a SAR entitling the holder, upon exercise, to receive an amount in Common Stock or cash or a combination thereof (such form to be determined by the Board) determined in whole or in part by reference to appreciation, from and after the date of grant, in the Fair Market Value of a share of Common Stock over the exercise price established pursuant to Section 6(c). The date as of which such appreciation or other measure is determined shall be the exercise date.

(b) *Grants.* SARs may be granted in tandem with, or independently of, Options granted under the Plan.

(1) *Tandem Awards.* When SARs are expressly granted in tandem with Options, (i) the SAR will be exercisable only at such time or times, and to the extent, that the related Option is

exercisable (except to the extent designated by the Board in connection with a Reorganization Event) and will be exercisable in accordance with the procedure required for exercise of the related Option; (ii) the SAR will terminate and no longer be exercisable upon the termination or exercise of the related Option, except to the extent designated by the Board in connection with a Reorganization Event and except that a SAR granted with respect to less than the full number of shares covered by an Option will not be reduced until the number of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the SAR; (iii) the Option will terminate and no longer be exercisable upon the exercise of the related SAR; and (iv) the SAR will be transferable only with the related Option.

(2) *Independent SARs.* A SAR not expressly granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Board may specify in the SAR Award.

(c) *Exercise Price.* The Board shall establish the exercise price of each SAR and specify it in the applicable SAR agreement. The exercise price shall not be less than 100% of the Fair Market Value on the date the SAR is granted; provided that if the Board approves the grant of a SAR with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Fair Market Value on such future date.

(d) *Term.* The term of a SAR shall not be more than 10 years from the date of grant.

(e) *Exercise.* SARs may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with any other documents required by the Board.

(f) *Limitation of Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding SAR granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding SAR (other than adjustments pursuant to Section 9~~) and~~), (2) the Board may not cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled SAR, and (3) no outstanding SAR granted under the Plan may be purchased by the Company for cash.

7. *Restricted Stock; Restricted Stock Units.*

(a) *General.* The Board may grant Awards entitling recipients to acquire shares of Common Stock ("Restricted Stock"), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. Instead of granting Awards for Restricted Stock, the Board may grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered at the time such Award vests ("Restricted Stock Units") (Restricted Stock and Restricted Stock Units are each referred to herein as a "Restricted Stock Award").

(b) *Terms and Conditions for all Restricted Stock Awards.* The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c) *Additional Provisions Relating to Restricted Stock.*

(1) *Dividends.* Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such shares, unless otherwise provided by the Board; provided, however, that dividends on Restricted Stock that are subject to performance conditions will either be accumulated or reinvested and paid upon vesting of the underlying Restricted Stock. Unless otherwise

provided by the Board, if any dividends or distributions are paid in shares, or consist of a dividend or distribution to holders of Common Stock other than an ordinary cash dividend, the shares, cash or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid. Each dividend payment will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the date the dividends are paid to stockholders of that class of stock.

(2) *Stock Certificates.* The Company may require that any stock certificates issued in respect of shares of Restricted Stock shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, "Designated Beneficiary" shall mean the Participant's estate.

(d) *Additional Provisions Relating to Restricted Stock Units.*

(1) *Settlement.* Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company one share of Common Stock or an amount of cash equal to the Fair Market Value of one share of Common Stock, as provided in the applicable Award agreement. The Board may, in its discretion, provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant.

(2) *Voting Rights.* A Participant shall have no voting rights with respect to any Restricted Stock Units.

(3) *Dividend Equivalents.* To the extent provided by the Board, in its sole discretion, a grant of Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock ("Dividend Equivalents~~").~~"); provided, however, that Dividend Equivalents on Restricted Stock Units that are subject to performance conditions will either we accumulated or reinvested and paid upon vesting of the underlying Restricted Stock Unit. Dividend Equivalents may be paid currently or credited to an account for the Participants, may be settled in cash and/or shares of Common Stock and may be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid, as determined by the Board in its sole discretion, subject in each case to such terms and conditions as the Board shall establish, in each case to be set forth in the applicable Award agreement.

8. *Other Stock Unit Awards.*

Other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property, may be granted hereunder to Participants ("Other Stock Unit Awards"), including without limitation Awards entitling recipients to receive shares of Common Stock to be delivered in the future. Such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock Unit Awards may be paid in shares of Common Stock or cash, as the Board shall determine. Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock Unit Award, including any purchase price applicable thereto.

9. *Adjustments for Changes in Common Stock and Certain Other Events.*

(a) *Changes in Capitalization.* In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the sub-limits set forth in Section 4(b), (iii) the number and class of securities and exercise price per share of each outstanding Option, (iv) the share- and per-share provisions and the exercise price of each SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Restricted Stock Award and (vi) the share- and per-share-related provisions and the purchase price, if any, of each outstanding Other Stock Unit Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b) *Reorganization Events.*

(1) *Definition.* A "Reorganization Event" shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction or (c) any liquidation or dissolution of the Company.

(2) *Consequences of a Reorganization Event on Awards Other than Restricted Stock Awards.* In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock Awards on such terms as the Board determines: (i) provide that Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that the Participant's unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to a Participant equal to the excess, if any, of (A) the Acquisition Price times the number of shares of Common Stock subject to the Participant's Awards (to the extent the exercise price does not exceed the Acquisition Price) over (B) the aggregate exercise price of all such outstanding Awards and any applicable tax withholdings, in exchange for the termination of such Awards, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 9(b), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

For purposes of clause (i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization

Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(3) *Consequences of a Reorganization Event on Restricted Stock Awards.* Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company under each outstanding Restricted Stock Award shall inure to the benefit of the Company's successor and shall, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to the Common Stock subject to such Restricted Stock Award. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock Awards then outstanding shall automatically be deemed terminated or satisfied.

(c) *Acquisition.* An "Acquisition" shall mean any (i) merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity (the "Acquiror")) less than a majority of the combined voting power of the voting securities of the Company or the Acquiror outstanding immediately after such merger or consolidation or (ii) sale, transfer or other disposition of all or substantially all of the assets of the Company. The effect of an Acquisition on any Award granted under the Plan shall be specified in the agreement evidencing such Award.

10. *General Provisions Applicable to Awards.*

(a) *Transferability of Awards.* Awards (other than vested Restricted Stock Awards) shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if, with respect to such proposed transferee, the Company would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such Award under the Securities Act of 1933, as amended; provided, further, that the Company shall not be required to recognize any such transfer until such time as the Participant and such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

(b) *Documentation.* Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) *Board Discretion.* Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, termination of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) *Withholding.* The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise or release from forfeiture of an Award or, if the Company so requires, at the same time as is payment of the exercise price unless the Company determines otherwise. If provided for in an Award or approved by the Board in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares surrendered to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f) *Amendment of Award.* The Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided either (i) that the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant or (ii) that the change is permitted under Section 9 hereof.

(g) *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) *Acceleration.* The Board may at any time provide that any Award shall become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

(i) *Performance Awards.*

(1) *Grants.* Restricted Stock Awards and Other Stock Unit Awards under the Plan may be made subject to the achievement of performance goals pursuant to this Section 10(i) ("Performance Awards"), subject to the limit in Section 4(b)(1) on shares covered by such grants.

(2) *Committee.* Grants of Performance Awards to any Covered Employee intended to qualify as "performance-based compensation" under Section 162(m) ("Performance-Based Compensation") shall be made only by a Committee (or subcommittee of a Committee) comprised solely of two or more directors eligible to serve on a committee making Awards qualifying as "performance-based compensation" under Section 162(m). In the case of such Awards granted to Covered Employees, references to the Board or to a Committee shall be deemed to be references to such Committee or subcommittee. "Covered Employee" shall mean any person who is a "covered employee" under Section 162(m)(3) of the Code.

(3) *Performance Measures.* For any Award that is intended to qualify as Performance-Based Compensation, the Committee shall specify that the degree of granting, vesting and/or payout shall be subject to the achievement of one or more objective performance measures established by the Committee, which shall be based on the relative or absolute attainment of specified levels of one or any combination of the following: (a) net income, (b) earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, (c) operating profit before or after discontinued operations and/or taxes, (d) sales, (e) sales growth, (f) earnings growth, (g) cash flow or cash position, (h) gross margins, (i) stock price, (j) market share, (k) return on sales, assets, equity or investment, (l) improvement of financial ratings, (m) achievement of balance sheet or income statement objectives or (n) total stockholder return, and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The Committee may specify that such performance measures shall be adjusted to exclude any one or more of (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, and (v) charges for restructuring and rationalization programs. Such performance measures: (i) may vary by Participant and may be different for different Awards; (ii) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Committee; and (iii) shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Awards that are not intended to qualify as Performance-Based Compensation may be based on these or such other performance measures as the Board may determine.

(4) *Adjustments.* Notwithstanding any provision of the Plan, with respect to any Performance Award that is intended to qualify as Performance-Based Compensation, the Committee may adjust downwards, but not upwards, the cash or number of Shares payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance measures except in the case of the death or disability of the Participant or a change in control of the Company.

(5) *Other.* The Committee shall have the power to impose such other restrictions on Performance Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for Performance-Based Compensation.

11. *Miscellaneous.*

(a) *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.

(c) *Effective Date and Term of Plan.* The Plan shall become effective on the date the Plan is approved by the Company's stockholders (the "Effective Date"). No Awards shall be granted under the Plan after the completion of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d) *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that (i) to the extent required by Section 162(m), no Award granted to a Participant that is intended to comply with Section 162(m) after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award, unless and until such amendment shall have been approved by the Company's stockholders if required by Section 162(m) (including the vote required under Section 162(m)); (ii) no amendment that would require stockholder approval under the rules of The NASDAQ Stock Market ("NASDAQ") may be made effective unless and until such amendment shall have been approved by the Company's stockholders; and (iii) if the NASDAQ amends its corporate governance rules so that such rules no longer require stockholder approval of "material amendments" to equity compensation plans, then, from and after the effective date of such amendment to the NASDAQ rules, no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan (other than pursuant to Section 9), (B) expanding the types of Awards that may be granted under the Plan, or (C) materially expanding the class of participants eligible to participate in the Plan shall be effective unless stockholder approval is obtained. In addition, if at any time the approval of the Company's stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 11(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan.

(e) *Provisions for Foreign Participants.* The Board may modify Awards or Options granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

(f) *Compliance With Code Section 409A.* No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant or for any action taken by the Board.

(g) *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than such state.

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34115

SONUS NETWORKS, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	**04-3387074**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7 Technology Park Drive, Westford, Massachusetts 01886
(Address of principal executive offices, including zip code)

(978) 614-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $274,438,000 based on the closing price for the Common Stock on the NASDAQ Global Select Market on June 30, 2009. As of February 17, 2010, there were 274,640,560 shares of common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

10-K

SONUS NETWORKS, INC.
FORM 10-K
YEAR ENDED DECEMBER 31, 2009
TABLE OF CONTENTS

PART I

Item 1. Business

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations, and plans for product development and manufacturing are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss certain of these risks in greater detail in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Also, these forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we have no plans to update our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report. We caution readers not to place undue reliance upon any such forward-looking statements.

References in this Annual Report on Form 10-K to "Sonus," "Sonus Networks," "Company," "we," "us" and "our" are to Sonus Networks, Inc. and its subsidiaries, collectively, unless the context requires otherwise.

Overview

Sonus Networks is a leading provider of voice, video and data infrastructure solutions for wireline and wireless telephone service providers. Our infrastructure solutions allow such wireline and wireless operators to build converged voice over Internet Protocol ("VoIP") networks. Our products include carrier-class infrastructure equipment and software that enable voice services to be delivered over Internet Protocol ("IP") networks. IP networks, which transport traffic in "packets," can efficiently move disparate traffic types (such as voice, video and data) across a common infrastructure. Our products also interoperate with network operators' existing telephone infrastructure, allowing them to preserve the investment in their current networks.

Sonus Networks' architectural model presents a significantly more flexible, cost-effective and efficient means of providing a variety of communications services, especially as compared to legacy circuit-based networks that were primarily designed to deliver telephone calls. Our products offer a powerful and open platform for network operators to increase their revenues through the creation and delivery of new and innovative communications services. Our products are built on the same distributed, IP-based principles embraced by the IP Multimedia Subsystem ("IMS") architecture, as defined by the Third Generation Partnership Project ("3GPP"). This IMS architecture is being accepted by network operators globally as the common approach for building converged voice, data, wireline and wireless networks. Since the IMS architecture is based primarily on IP packets and the Session Initiation Protocol ("SIP"), which has been the foundation of our products since our formation, Sonus Networks is well positioned to offer an intuitive evolution from a distributed-softswitch architecture to IMS, with limited impact on existing Sonus equipment or services.

We have been recognized by independent market research firms as a worldwide market share leader in several key segments of the carrier-class packet voice infrastructure equipment market. Announced customers include many of the world's major service providers including: AT&T (including AT&T Wireless, and AT&T "Classic"), Belgacom ICS, BT Group, Carphone Warehouse, France Telecom, Global Crossing, KDDI, Level 3, Qwest, Softbank Corporation, T-Systems Business Services (a division of Deutsche Telekom Group), Tata Communications, Verizon and XO Communications. In a 2008 independent study performed by Infonetics Research, in which service providers were asked to rate Alcatel Lucent, Cisco, Ericsson, Huawei, Nokia Siemens, Nortel Networks and Sonus Networks, we received the highest ratings for technology, product roadmap, security, management and price-to-performance.

We sell our products principally through a direct sales force in the United States, Europe, the Middle East, Africa, Japan and Asia-Pacific. We continue to expand our presence into new geographies and markets through our relationships with Motorola and regional channel partners.

Our target customers comprise both traditional and emerging communications service providers, including long-distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. We also collaborate with our customers to identify and develop new advanced services and applications that they may offer to their customers.

Industry Background

The public telephone network is an integral part of our everyday lives. For most of its history, the global telephone industry was heavily regulated, which slowed the evolution of its underlying switching and infrastructure technologies and limited innovation in service offerings and pricing of telephone services. Two global forces—deregulation and expansion of the Internet—have revolutionized the public telephone network worldwide. The expansion in wireless voice and data services has further blurred many of the traditional telephone service models.

Deregulation of the telephone industry in the United States accelerated with the passage of the Telecommunications Act of 1996. The barriers that once restricted service providers to a specific geography or service offering, such as local or long distance services, have been largely eliminated. The migration to IP-based last mile technologies reduces the capital investments required to provide services over large geographies. The opportunity created by accessibility to the telephone services market has encouraged new participants to enter this market and incumbent service providers to expand into additional markets, both domestic and international.

Competition between new providers and incumbents is driving down service prices. With limited ability to reduce the cost structure of the public telephone network, profit margins for traditional telephone services have declined. In response, service providers are seeking new, creative and differentiated services as a means to increase revenues and as an opportunity to reduce costs. The first wave of service differentiation, typified by triple-play bundling of voice, internet and television, is commonplace and many market segments are seeking more advanced solutions in broadband wireline-wireless converged services, video transport and services, as well as other innovative business solutions for our customers.

Simultaneously, the rapid adoption of the Internet and broadband connectivity, followed by dramatic development in wireless telephone technology to deliver to telephones the same information that is delivered to computers, has driven the dramatic growth of data traffic and the need for service providers to offer more efficient and scalable services to their customers. Combined voice and data IP networks more efficiently fill available network bandwidth with packets of data and voice from many users. As the volume of data and voice traffic continues to increase, service providers need to build large-scale, more efficient packet networks.

Both wireless and wireline network operators are converging on a standard architecture designed as a single communications network architecture. The IMS architecture is a set of principles defined by the 3GPP that describes a standard way of building telecommunications networks. We believe significant opportunities exist in uniting separate, parallel networks into a new, integrated public network capable of transporting both voice and data traffic on wireless or wireline devices. IP architectures are more efficient at moving data, more flexible and reduce equipment and operating costs. Significant potential savings can be realized by converging voice and data networks, as well as wireless and wireline networks, thereby reducing network operating costs and eliminating redundant or overlapping equipment purchases. Also, the combination of traditional voice services with Internet or web-based services in a single network is expected to enable new and powerful high-margin, revenue-generating service offerings such as voice virtual private networks, one-number/follow-me services, unified messaging, conferencing, prepaid and postpaid calling card services, sophisticated call centers and other IP voice services.

The public telecommunications network is large, highly complex and generates significant revenues, a substantial majority of which is derived from voice services. Historically, given service providers' substantial investment in, and dependence upon, traditional circuit-switched technology, their transition from one technology paradigm to another has been gradual. The current transition to IP appears to share many historical predispositions from the telecommunications industry as carriers deploy VoIP to expand capacity, replace obsolete equipment and reduce operational costs. The major difference between this technology transition and prior migrations, however, is the unprecedented convergence of wireline VoIP, wireless voice and wireless data, which is accelerating the construction of all innovative networks that are all-IP, and is breaking the traditional model of gradual network evolution.

Network Requirements and the Sonus Solutions

Users demand high levels of quality and reliability from the public telephone network, while service providers require a cost-efficient network that enables the latest revenue-generating services. We develop, market and sell a comprehensive suite of voice and data communications infrastructure products, whose architecture is aligned with the principles of IMS and which are purpose-built for the deployment and management of voice and data services over carrier packet networks to meet the following requirements:

Carrier-class performance. Service providers operate complex, mission-critical networks, demanding clear infrastructure requirements. Our products are designed to offer the highest levels of quality, reliability and interoperability, including:

- full redundancy, designed for 99.999% availability;
- voice quality equal or superior to that of today's circuit-switched network;
- system hardware designed for Network Equipment Building Standards, or NEBS Level 3, compliance;
- network monitoring and provisioning designed for Operations System Modifications for the Integration of Network Elements, or OSMINE, compliance;
- a complete set of service features addressing those found in the existing voice network and extending them to offer greater flexibility; and
- sophisticated network management and configuration capabilities.

Scalability and density. Carrier voice infrastructure solutions face challenging scalability requirements. Service providers' central offices typically support tens or even hundreds of thousands of simultaneous calls. In order to be economically attractive, modern infrastructure must compare favorably with existing networks in terms of performance, cost per port, space occupation, power consumption and cooling requirements. The Sonus solution is scalable to cost-effectively build packet-based switch configurations to support a range of a few hundred calls to hundreds of thousands of simultaneous calls. In addition, the capital cost of our equipment is typically lower than that of traditional circuit-switched equipment. At the same time, our switches offer unparalleled density, require significantly less space than needed by typical circuit-switching implementations and accordingly, significantly less power and cooling. Consequently, use of our products may result in a significant reduction in expensive central office facilities cost and allow service providers to deploy our equipment in locations where traditional circuit switches would not generally be an option due to limited space and environmental constraints.

Compatibility with standards and existing infrastructure. New infrastructure equipment and software must sustain the full range of telephone network standards. It must also support data networking protocols as well as telephony protocols. Infrastructure solutions must seamlessly integrate with service providers' existing operations support systems. Therefore, our products are designed to be compatible with applicable voice and data networking standards and interfaces, including:

- SS7 and other telephone network signaling protocols, including international signaling variants, advanced services and simple call management and routing;
- IP, TDM, Ethernet and optical data networking standards;
- call signaling standards, including SIP, SIP-I, SIP-T, MGCP and H.323 and others;
- voice coding standards, such as G.711 and echo cancellation standard G.168; and
- all common interfaces, including T1, T3, E1 and optical interfaces.

The Sonus solution is designed to interface with legacy circuit-switching equipment and support the transparent flow of calls and other information between circuit and packet networks. As a result, our products allow service providers to migrate to a new packet voice infrastructure, while maximizing their revenue from existing investments.

Security. As carriers extend the network edge via IP, security is critical to provide manageable, predictable services at peering points between service providers while maintaining the integrity and privacy of subscriber information.

Intelligent software in an open and flexible platform. The architecture of packet communication infrastructure solutions decouples the capabilities of traditional circuit-switched equipment into robust hardware elements and highly intelligent software platforms that provide control, signaling and service creation capabilities. This approach is designed to transform the closed, proprietary circuit-switched public telephone network into a flexible, open environment accessible to a wide range of software developers. Innovative services may be developed by us, by network operators themselves or by any number of third parties, including software developers and systems integrators. The Sonus IMS architecture facilitates the creation of services that were previously not possible on the circuit-switched network.

Simple and rapid installation, deployment and support. Infrastructure solutions must be easy to install, deploy, configure and manage. Our equipment and software can be installed and placed in service by our customers more quickly than circuit-switched equipment. By offering comprehensive testing, configuration and management software, we expedite the deployment process as well as the ongoing management and operation of our products. We believe that typical installations of our solution only require weeks from product arrival to final testing, thereby reducing the cost of deployment and the time to market for new services.

Sonus Products

Sonus GSX9000 Open Services Switch

The Sonus GSX9000 Open Services Switch, or the GSX9000, enables voice traffic to be transported over packet networks by converting any type of voice signal into IP packets, transmitting those IP packets over a data network, and then converting whatever type of signal is necessary to be deposited back onto non-IP networks to be delivered to their intended destination. The GSX9000 is designed to deliver voice quality equal, or superior, to that of the legacy circuit-switched public network. Further, it is devised to support multiple voice encoding schemes used in circuit switches and delivers a number of other voice compression algorithms. The GSX9000 minimizes delay, further enhancing perceived voice quality, and scales to very large configurations required by major service providers. A single GSX9000 shelf can support up to 22,000 simultaneous calls, while a single GSX9000 in a multiple-shelf configuration can support 100,000 or more simultaneous calls. The GSX9000 also operates with our PSX Policy & Routing Server and with softswitches and network products offered by other vendors.

Sonus GSX4000 Open Services Switch

The Sonus GSX4000 Open Services Switch, or the GSX4000, allows service providers to realize the benefits of the GSX9000 on a platform that is right-sized for their immediate needs. By delivering the proven reliability of the GSX9000 in a smaller form factor, service providers are able to cost-effectively support a highly distributed subscriber base or create an initial presence in a large market. The Sonus GSX family of products offers an expansion path from several hundred ports to several million ports to meet the demands of the worldwide market.


10-K

Sonus Network Border Switch

The Sonus Network Border Switch, or NBS, is an instantiation of the GSX9000 for packet to packet (IP) networks where session border control, or SBC, services are required for IP peering or IP access. The NBS can be deployed in a dedicated Sonus GSX product or in a hybrid environment where some traffic is circuit-to-packet, or gateway services, and other traffic is all packet. In addition to traditional SBC services, the NBS can leverage the media gateway services in a Sonus GSX product to provide media transcoding. With the proliferation of IP-based networks and industry convergence around IMS architectures, the ability to securely interconnect between networks has become paramount. The NBS also supports access session border controller functionality, allowing service providers to support business enterprises and individual voice customers over secure IP with full access to Sonus' centralized routing, network voice features, and management and provisioning tools.

Sonus PSX Policy & Routing Server

The Sonus PSX Policy & Routing Server, or the PSX, is a primary element of both our distributed softswitch and IMS architecture and plays an integral role in all of our solutions. The PSX, which serves as the policy and routing database element in the architecture, provides network intelligence, including call control, service selection and routing. The PSX is based upon a modular architecture that is designed for high performance and scalability, as well as interoperability with third-party gateways, devices and services.

Sonus SGX Signaling Gateway

The Sonus SGX Signaling Gateway, or the SGX, provides an integrated SS7 solution for our architecture. SS7/C7 signaling is the global standard for telecommunications procedures and protocol by which network elements in the public-switched-telephone network exchange information over a digital signaling network to effect wireless and wireline call setup, routing and control. The SGX is a SS7/C7 signaling gateway that interconnects Sonus-based packet solutions with legacy SS7 networks. The SGX can be deployed separately or with either the GSX9000 or the PSX in configurations that meet a wide range of network requirements.

Sonus ASX Call Feature Server

The Sonus ASX Call Feature Server, or ASX, provides functionality that extends our architecture to the access part of the network. The ASX is a call agent that handles call setup and basic call features. The ASX provides local area calling features for residential and enterprise markets and regulatory features such as emergency services and lawful intercept. The ASX allows the same features to run over various transport technologies, including analog lines, Ethernet, voice over DSL, voice over cable or fixed wireless infrastructure. This flexibility enables a multitude of applications, such as residential access, cable access and business services, and new features available only on packet-based networks, such as unified messaging, multimedia conferencing and desktop integration capabilities.

Sonus ASX Access Gateway Control Function

Based on the ASX architecture, Sonus provides an IMS-compliant Access Gateway Control Function, or AGCF, as defined in the TISPAN, or Telecom and Internet Converged Services and Protocols for Advanced Networks, standards group. As an AGCF, traditional telephones can connect to a local access gateway or multi-services access node to gain access to IMS, IP-controlled networks and associated services. The ASX AGCF allows customers to effectively evolve an existing circuit connected network to IMS by allowing the majority of their customers to connect to the new network with no equipment or perceived service changes. Combined with the ASX Call Feature Server, network service providers can create a Class 5 replacement architecture that readily takes advantage of IMS solutions.

Sonus IMX Service Delivery Platform

The Sonus IMX Service Delivery Platform, or IMX, is a web-based multimedia environment that enables wireline and wireless service providers to develop, integrate, launch and manage enhanced telecommunication applications and services. The IMX combines Internet and telephony application models, enabling the creation and delivery of voice, video and data services in a scalable, standards-based platform. By providing the ability to integrate with a service provider's wireline or wireless network, this platform facilitates the development of innovative revenue-generating applications, improves time to market and streamlines the delivery of existing or third-party next-generation services.

Sonus Insight Management System

The Sonus Insight Management System, or Sonus Insight, is a complete, web-based management system designed to simplify the operation of carrier-class packet voice networks. Sonus Insight includes Element Management System, DataStream Integrator, Subscriber Management System, Network Traffic Manager and Sonus Insight Developer's Kit, that collectively provide comprehensive configuration, provisioning, security, alarm reporting, performance data and billing mediation capabilities. Sonus Insight integrates with service providers' existing back-office systems and offers many tools that enhance and consolidate management functions, thereby allowing service providers to streamline many of today's labor-intensive processes. Sonus Insight scales to support hundreds of switches and concurrent users, and is based upon industry standards and protocols to facilitate management from any location worldwide.

Sonus Insight *x*Authority Provisioning System

The Sonus Insight *x*Authority Provisioning System, or *x*Authority, provides a flexible, customizable arbitration layer above the Sonus Insight Management System to help with back-office integration and customer self-provisioning. *x*Authority also creates a management point for third-party products to enable customers to create a single point of provisioning management. *x*Authority accelerates the integration and deployment of Sonus-architected solutions in major carriers worldwide.

Sonus Global Services and Sonus Professional Services

Sonus Global Services offers professional consulting and services in support of our industry-leading IP communications solutions. Through a rich portfolio of service offerings, Sonus consultants provide the skill and expertise to help wireline, wireless and cable operators transform their communications networks with focused support from our network engineering and design teams through network integration and commissioning to network operations.

Sonus Professional Services deliver an end-to-end solution through well-defined service engagements that include program management; network deployment design; softswitch and subscriber database design; network verification; network audit services; service management solutions; custom application and adaptor development; OSS and API integration; engineering, furnishing and installation; migration services; resident engineers; upgrade services; managed services and other services.

In addition to our standard Sonus Professional Services engagements, Sonus Global Services offers customized engagements and workshops, ongoing training classes and, for our maintenance plan customers, ongoing support through our online knowledge center, technical document library and 24-hour telephone support from our worldwide technical assistance centers located in Westford, Massachusetts, Tokyo, Japan and Prague, Czech Republic. We also have customer test and support centers located in Richardson, Texas and Bangalore, India.

At December 31, 2009, our customer support and professional services organization consisted of 202 employees.

Sonus Strategy

Traditionally, Sonus Networks has provided robust solutions for carriers that need to operate in a hybrid environment of both IP traffic and traditional circuit-switched traffic. We believe the need for this core media gateway technology will persist for years to come, as the number of IP islands increases and vast portions of the world's class 5 and mobile infrastructure remain Time Division Multiplex-based, or TDM-based.

As networks evolve, however, Sonus must continue to develop solutions that are all-IP, which rely less on media gateways and more on security and policy elements. Further, the systems and software required to manage all-IP-based voice calls will need to evolve to support all types of media session types, not just voice. In response to this perceived shift, we have developed and will continue to develop solutions based on the following elements:

Leverage our technology leadership to attract and retain key service providers. As one of the first companies to offer IMS-ready carrier-class packet voice infrastructure products, we were selected by industry-leading service providers as they develop the architecture for their new voice networks. We expect service providers to select vendors that deliver leading technology and have the ability to maintain that technology leadership. Our equipment is an integral part of the network architecture and achieving these successes will enable us to expand our business as these networks are deployed. By working closely with our customers as they install these networks, we gain valuable knowledge regarding their requirements, positioning us to continue to develop product enhancements and extensions that address the evolving requirements of network operators globally.

Embrace the principles outlined by 3GPP and deliver the industry's most advanced IMS-ready product suite. IP Multimedia Subsystem ("IMS") is a well defined standard model of functional elements for offering services and application. IMS allows vendors to offer different ways of packaging the functional elements as long as the functional model and interfaces among elements are adhered to. Sonus IMS implementation while fully adhering to open standards based model, also offers additional operating and processing efficiency based on our long experience and successful implementation of VoIP solutions.

Expand and broaden our customer base by targeting specific market segments, such as wireless operators. We plan to leverage our early success to penetrate additional customer segments. We believe new and incumbent service providers will build out their VoIP infrastructures at different rates. The next-generation service providers, who are relatively unencumbered by legacy equipment, have been among the initial purchasers of our equipment and software. Other newer entrants, including wireless operators, cable operators and Internet service providers, or ISPs, have also been early adopters of certain products. Moreover, incumbents, including interexchange carriers, regional bell operating companies and international operators are adopting packet voice technologies.

Assist our customers' ability to differentiate themselves by offering a sophisticated application development platform and service creation environment. Today's communications providers face unprecedented challenges in attracting and retaining customers and driving revenue streams. One approach to win additional customers and foster loyalty among existing customers is to introduce innovative services that redefine how users communicate. Our technology drives down the cost of experimentation and thereby stimulates new innovation. With IP-based technologies and our IMX, our customers have powerful tools at their disposal for the development, integration and deployment of exciting new services.

Expand our solutions to address emerging IP-based markets, such as network border switching. The transformation of legacy networks to all-IP networks has created a set of security, peering and media manipulation requirements as well as an opportunity for creating IP-IP services at the edges of the IP networks. The requirements for security and peering go far beyond the legacy functionality of Session Border Controllers ("SBC") and includes not only the operator requirements for border gateway to other IP networks but also a wide variety of requirements associated with enterprises and their need for control of their own IP network. The multi-media nature of the emerging services also provides an opportunity to create innovative services at the edge of the network. Sonus Networks Border Switch family of products offers a comprehensive solution that empowers operators to address all of the above requirements as well as enable them to create unique IP-IP services.

Expand our global sales, marketing, support and distribution capabilities. Being a primary supplier of carrier packet voice infrastructure solutions to tier 1 service providers requires a strong worldwide presence. We have established sales presence throughout the United States, Western Europe, the United Kingdom and Japan. We also have sales teams in Singapore, Hong Kong, China, Mexico, Malaysia and Dubai. We augment our global direct sales effort by partnering with international distribution partners in key markets around the world and with our global partner, Motorola. As a carrier-class solution provider, we continue to invest in professional service expertise and customer support.

Actively contribute to the standards definition and adoption process. To advance our technology and market leadership, we will continue to contribute to standards bodies such as the Internet Engineering Task Force and the International Telecommunications Union. The definition of standards for carrier packet voice infrastructure is an on-going effort and we intend to drive these standards to meet the requirements for an open, accessible, scalable infrastructure.

Pursue strategic acquisitions and alliances. In addition to investing in organic growth, we will consider other compelling opportunities to deliver greater shareholder value if and when such opportunities arise.

Customers

Our target customer base includes all communications providers, such as long distance carriers, local exchange carriers, ISPs, wireless operators, cable operators, international telephone companies and wholesale operators. We have been selected for network deployments with operators including AT&T, Belgacom, BT Group, Cable and Wireless International, Carphone Warehouse, France Telecom,

Global Crossing, KDDI, Level 3, NTT Communications, Qwest, Softbank Corporation, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications.

We had no customers in the year ended December 31, 2009 that contributed 10% or more of our consolidated revenue. For the years ended December 31, 2008 and 2007, one customer, AT&T, accounted for approximately 29% and 33%, respectively of our consolidated revenue. There were no other customers in 2008 or 2007 that contributed 10% or more of our consolidated revenue.

Sales and Marketing

We sell our products principally through a direct sales force and, in some markets, through or with the assistance of distributors and resellers, such as IBIL (Malaysia), Nissho Electronics Corporation (Japan), Sumitomo Corporation (Japan) and ECI. For geographic information, including revenue and tangible long-lived assets, please see our consolidated financial statements included in this Annual Report on Form 10-K, including Notes 19 and 7 thereto. We have an original equipment manufacturer relationship with Motorola, Inc. We intend to establish additional relationships with selected original equipment manufacturers and other marketing partners in order to serve particular markets or geographies and provide our customers with opportunities to purchase our products in combination with related services and products.

At December 31, 2009, our sales and marketing organization consisted of 137 employees located in sales and support offices in the United States and around the world.

Research and Development

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology into new products and maintaining comprehensive product and service offerings. Our research and development process leverages innovative technology in response to market data and customer feedback. In 2009, we delivered product enhancements in our trunking and access products, Network Border Switching and wireless and network management. In 2010, we plan to develop and introduce differentiated products to address market and customer needs. Our research and development expenses were $59.9 million, $73.1 million and $78.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We have assembled a team of highly skilled engineers with significant telecommunications and networking industry experience. Our engineers have experience in and with leading wireline and wireless telecommunications equipment suppliers, computer data networking and multimedia companies. At December 31, 2009, we had 412 employees responsible for research and development, including 395 software and quality assurance engineers and 9 hardware engineers. Our engineering effort is focused on wireless product development, new applications and network access features, new network interfaces. improved scalability, interoperability, quality, reliability and next generation technologies. We maintain research and development offices in Massachusetts, New Jersey, Texas and Virginia in the United States; Bangalore, India; Swindon, United Kingdom and Ottawa, Canada. We have made, and intend to continue to make, a substantial investment in research and development.

Competition

The market for carrier packet voice infrastructure solutions is intensely competitive worldwide but there are historical regional differences in services, regulation and business practices between sub markets that can benefit individual vendors. Regardless of the region, the overall market is subject to rapid technological change, affected by new product introductions, changing customer demands, industry consolidation and other market activities of industry participants. To compete effectively, we must deliver innovative products that provide extremely high reliability and voice quality, scale easily and efficiently, interoperate with existing network designs and other vendors' equipment, provide effective network management, are accompanied by comprehensive customer support and professional services, provide a cost-effective and space-efficient solution for service providers and meet price competition from low cost equipment providers. We expect competition to persist and intensify in the future. Our primary sources of competition include vendors of networking and telecommunications equipment, such as Ericsson, Alcatel-Lucent, Nokia Siemens Networks, Huawei, ZTE, NEC, Nortel Networks, Acme Packet, Genband, Metaswitch and Cisco Systems (including Cisco Systems' recent acquisition of Starent Networks). Although we believe we compete favorably because our solutions are widely deployed, highly scalable and cost-effective for our customers, some of our competitors have significantly greater financial resources and broader product portfolios than we have and are able to devote greater resources to the development, promotion, sale and support of their products. In addition, some of these competitors have more extensive customer bases and broader customer relationships than we have, including relationships with our potential customers. Other smaller private and public companies are also focusing on similar market opportunities.

Intellectual Property

Intellectual property is fundamental to our business and our success and ability to compete are dependent on our ability to develop, maintain and protect our technology. Therefore, we seek to safeguard our investments in technology and rely on a combination of United States and foreign patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and to protect us against claims from others. Our general policy has been to seek to patent those patentable inventions that we expect to incorporate in our products or that we expect will be valuable otherwise. We have a program to file applications for and obtain patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate.

At December 31, 2009, we held 16 U.S. patents with expiration dates ranging from April 2016 through October 2026, and had 32 patent applications pending in the United States. In addition, at December 31, 2009, we held 7 foreign patents with expiration dates ranging from June 2019 to October 2022, and had 34 patent applications pending abroad. We also have a number of registered trademarks in the United States, including Sonus, IMX, Mobiledge and Insignus. In addition to the protections described above, we seek to safeguard our intellectual property by:

- protecting the source and object code for our software, documentation and other written materials under copyright laws and trade secret;
- licensing our software pursuant to signed license agreements, which impose restrictions on others' ability to use our software; and
- seeking to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements.

We have incorporated third-party licensed technology into certain of our current products. From time to time, we may be required to license additional technology from third parties to develop new products or to enhance existing products. Based upon past experience and standard industry practice, we believe that licenses to use third-party technology generally can be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that necessary third-party licenses will be available or continue to be available to us on commercially reasonable terms. As a result, the inability to maintain, license or re-license any third-party licenses required in our current products, or to obtain any new third-party licenses to develop new products and enhance existing products could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm our business, financial condition and operating results.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "We depend on a single contract manufacturer and any disruption in this relationship may cause us to fail to meet the demands of our customers and damage our customer relationships" and "We and our contract manufacturer rely on a single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products."

Manufacturing

Currently, we outsource the manufacturing of our products. Our contract manufacturer provides comprehensive manufacturing services, including assembly and testing of our products and procurement of component materials on our behalf. We believe that outsourcing our manufacturing enables us to preserve working capital, allows for greater flexibility in meeting changes in demand and enables us to be more responsive in delivering products to our customers. At present, we purchase products from our outside contract manufacturer on a purchase order basis.

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "Our ability to compete and our business could be jeopardized if we are unable to protect our intellectual property or become subject to intellectual property rights claims, which could require us to incur significant cost; additionally, in some jurisdictions, our rights may not be as strong as we currently enjoy in the United States;" "Because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business;" "If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products could become obsolete" and "Man-made problems such as computer viruses or terrorism may disrupt our operations and harm our operating results."

At December 31, 2009, we had 17 employees responsible for supply chain management, worldwide procurement, order fulfillment, product quality and technical operations.

Employees

At December 31, 2009, we had a total of 879 employees, including 412 in research and development, 137 in sales and marketing, 202 in customer support and professional services, 17 in manufacturing, 55 in finance and 56 in information technology and administration. Our employees are not represented by any collective bargaining agreement. We believe our relations with our employees are good.

Geographic Information

Information regarding the geographic components of our revenue is provided in Note 19 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Information regarding the geographic components of our property and equipment is provided in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Additional Information

We were incorporated in August 1997 as a Delaware corporation. Our principal executive offices are located at 7 Technology Park Drive, Westford, MA 01886. Our telephone number at our principal executive offices is 978-614-8100.

This Annual Report on Form 10-K, as well as all other reports filed with or furnished to the United States Securities and Exchange Commission (the "SEC"), are available free of charge through our Internet site (*http://www.sonusnet.com*) once we electronically file such material with, or furnish it to, the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

The following discussion of risk factors contains "forward-looking statements," which may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. The following information should be read in conjunction with Item 1—Business, Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8—Financial Statements and Supplementary Date of this Annual Report on Form 10-K.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before buying our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected, the trading price of our common stock could decline materially and you could lose all or part of your investment.

Readers are cautioned that forward-looking statements, including those contained in this Annual Report on Form 10-K, should be read in conjunction with our disclosures under the introduction of Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations, located in this Annual Report on Form 10-K, and the factors described below. The risks and uncertainties described in this Annual Report on Form 10-K are not the only ones facing our Company. Additional risks and uncertainties of which we are not presently aware, or that we currently consider immaterial, may also affect our business operations.

Our quarterly revenue and operating results are unpredictable and may fluctuate significantly from quarter to quarter, which could adversely affect our business, financial condition, results of operations and the trading price of our common stock.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by service providers of telecommunications equipment from manufacturers have been unpredictable and clustered, rather than steady, as the providers build out their networks. The primary factors that may affect our revenues and operating results include the following:

- consolidation within the telecommunications industry, including acquisitions of or by our customers;
- general economic conditions, as well as those specific to the telecommunications, networking and related industries;
- a general economic downturn that impacts the purchasing decisions of our significant customers or the timing and size of their orders;

- fluctuation in demand for our voice infrastructure products and the timing and size of customer orders;
- the cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;
- the mix of product configurations sold;
- the length and variability of the sales cycle for our products;
- the application of complex revenue recognition accounting rules to our customer arrangements;
- the timing of revenue recognition;
- changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our products;
- new product introductions and enhancements by our competitors or by us;
- our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;
- our ability to obtain sufficient supplies of sole or limited source components;
- our ability to attain and maintain production volumes and quality levels for our products;
- costs related to acquisitions; and
- corporate restructurings, including layoffs.

As with other telecommunications product suppliers, we may recognize a portion of our revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. As a result, delays in customer orders may result in delays in shipments and recognition of revenue beyond the end of a given quarter.

A significant portion of our operating expenses is fixed in the short-term. If revenues for a particular quarter are below expectations, we may not be able to reduce costs and expenses proportionally for that quarter. Any such revenue shortfall would, therefore, have a significant effect on our operating results for that quarter.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors, which may adversely affect our stock price.

Our stock price has been and may continue to be volatile.

The market for technology stocks has been, and will likely continue to be, volatile. The following factors could cause the market price of our common stock to fluctuate significantly:

- continued activism by any single large stockholder or combination of stockholders;
- addition or loss of any major customer;
- consolidation in the telecommunications industry;
- changes in the financial condition or anticipated capital expenditure purchases of any existing or potential major customer;
- economic conditions for the telecommunications, networking and related industries;
- quarterly variations in our operating results;

- changes in financial estimates by securities analysts;
- speculation in the press or investment community;
- announcements by us or our competitors of significant contracts, new products or acquisitions, distribution partnerships, joint ventures or capital commitments;
- sales of common stock or other securities by us or by our stockholders in the future;
- securities and other litigation; and/or
- announcement of a stock split, reverse stock split, stock dividend or similar event.

We have incurred net losses and may incur additional net losses.

We have incurred net losses in fiscal 2009, fiscal 2008 and fiscal 2007. We may incur additional net losses in future quarters and years. Our revenues may not grow and we may never generate sufficient revenues to sustain profitability.

World-wide efforts to cut capital spending, general economic uncertainty and a weakening global economy could have a material adverse effect on us.

We are unable to predict the duration and severity of the current economic downturn and disruption in financial markets or their effects on our business and results of operations, but the consequences may be materially adverse and more severe than other recent economic slowdowns. Continuing market upheaval may have an adverse affect on us because we are dependent on customer behavior. Economic conditions worldwide and the recent financial crisis may continue to contribute to slowdowns in the communications and networking industries, as well as to specific segments and markets in which we operate, resulting in:

- reduced demand for our products as a result of our customers choosing to refrain from building capital intensive networks;
- increased price competition for our products, not only from our competitors, but also as a consequence of customers disposing of unutilized products;
- risk of excess and obsolete inventories;
- excess facilities and manufacturing capacity; and/or
- higher overhead costs as a percentage of revenue and higher interest expense.

Continuing turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in the Middle East, Iraq and Afghanistan, may continue to put pressure on global economic conditions. Our operating results and our ability to expand into other international markets may also be affected by changing economic conditions particularly germane to that segment or to particular customer markets within that segment.

Some of our current or prospective customers may cancel or delay spending on the development or roll-out of capital and technology projects with us due to the economic downturn and, consequently, our results of operations may be adversely affected. In addition, the current negative worldwide economic conditions and market instability make it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand, which could result in an inability to satisfy demand for our products and a loss of market share.

Our revenues are likely to decline in such circumstances and our profit margins could erode. In addition, in the event of extreme prolonged events, such as the global credit crisis, we could incur significant losses. Factors such as consumer spending, business investment, volatility and strength of the capital markets and information all affect the business and economic environment, and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our products could be adversely affected. If global economic and market conditions, or economic conditions in the United States or other key markets, continue to deteriorate, we may experience material impacts on our business, operating results and financial condition.

We have adopted a new strategic focus and we are shifting our resources to support that new focus. If our new strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.

We have recently adopted a new strategic plan, and we are undergoing a strategic transformation and realignment of our operations in support of that new plan. The transformation we are undergoing includes accelerating the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies. Our choices of specific technologies to pursue, including all-IP-based solutions, and those to de-emphasize may prove to be inconsistent with our customers' investment spending.

We are dependent upon our voice infrastructure products, and our future revenues depend upon their commercial success.

Our future growth depends upon the commercial success of our voice infrastructure products and our solutions that are all-IP. We intend to develop and introduce new products and enhancements to existing products in the future. We may not successfully complete the development or introduction of these products. Further, the systems and software required to manage All-IP-based voice calls will need to evolve to support all types of media session types, not just voice. If our target customers do not adopt, purchase and successfully deploy our current or planned products, our revenues will not grow.

If we do not respond rapidly to technological changes or to changes in industry standards, our products could become obsolete.

The market for packet voice infrastructure products is likely to be characterized by rapid technological change and frequent new product introductions. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues.

If we fail to compete successfully against incumbent telecommunications equipment companies, our ability to increase our revenues and sustain profitability will be impaired.

Competition in the telecommunications market is intense. This market has historically been dominated by large incumbent telecommunications equipment companies, such as Alcatel-Lucent, NEC, Nokia Siemens, Huawei and Ericsson, all of which are our direct competitors. We also face competition from other large telecommunications and networking companies, including Cisco Systems, that have entered our market by acquiring companies that design competing products. Alcatel and Lucent merged and Siemens combined its networking business with Nokia's networking business. Other competitors may also merge, intensifying competition. Additional competitors with significant financial resources may enter our markets and further intensify competition.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial and other resources than we have. Further, some of our competitors sell significant amounts of other products to our current and prospective customers and have the ability to offer lower prices to win business. Our competitors' broad product portfolios, coupled with already existing relationships, may cause our customers to buy our competitors' products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

- provide extremely high reliability and voice quality;
- scale easily and efficiently;
- interoperate with existing network designs and other vendors' equipment;
- provide effective network management;
- are accompanied by comprehensive customer support and professional services;
- provide a cost-effective and space efficient solution for service providers; and
- meet price competition from low cost equipment providers.

If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations, loss of customers and revenues and reduced gross profit margins.

If we do not anticipate and meet specific customer requirements or if our products do not interoperate with our customers' existing networks, we may not retain current customers or attract new customers.

To achieve market acceptance for our products, we must effectively anticipate, and adapt in a timely manner to, customer requirements and offer products and services that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. The introduction of new or enhanced products also requires that we carefully manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements, or to effectively manage the transition from older products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers.

Many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications. Issues caused by an unanticipated lack of interoperability may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts and cause significant customer relations problems. If our products do not interoperate with those of our customers' networks, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in loss of revenues or customers.

The market for voice, data and video infrastructure products for the public network is evolving and our business will suffer if it does not develop as we expect.

The market for our products continues to evolve. In particular, wireless, cable and broadband access networks are becoming important markets for our products. Packet-based technology may not become widely accepted as a platform for voice and a viable market for our products may not be sustainable. If this market does not develop, or develops more slowly than we expect, we may not be able to sell our products in significant volume. Additionally, the introduction of new products with higher capacity may result in a decrease in the manufacturing volumes of our older products and a corresponding decrease in component purchase volume discounts. This could result in higher overall manufacturing costs.

We expect that a majority of our revenue will be generated from a limited number of customers and we will not be successful if we do not grow our customer base.

To date, we have shipped our products to a limited number of customers. One customer contributed approximately 29% of our revenue in fiscal 2008. Although we did not have any single customer that contributed 10% or more of our revenue in fiscal 2009, it is possible that we may have such customers in future periods. Factors that may affect our ability to grow our customer base include the following:

- economic conditions that discourage potential new customers from making the capital investments required to adopt new technologies;
- deterioration in the general financial condition of service providers or their ability to raise capital or access lending sources; and/or
- new product introductions by our competitors.

If we are unable to expand our customer base, we will be forced to rely on generating recurring revenue from existing customers which may not be successful. Our future success will depend on our ability to attract additional customers beyond our current limited number.

If we are unable to generate recurring business from our limited number of existing customers, our financial position and results of operations could be materially and adversely affected.

We expect that in the foreseeable future, the majority of our revenue will continue to depend on sales of our products to a limited number of existing customers. Factors that may affect our ability to generate recurring revenues from our existing customers include the following:

- customer willingness to implement our new voice infrastructure products;
- acquisitions of or by our customers;
- delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;
- failure of our products to perform as expected; and/or
- difficulties we may incur in meeting customers' delivery requirements.

The loss of any significant customers or any substantial reduction in purchase orders from these customers could materially and adversely affect our financial position and results of operations.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

Large telecommunications providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features, may require penalties for failure to deliver such features and may seek discounted product or service pricing. As we sell more products to this class of customer, we may be required to agree to such terms and conditions, which may affect the timing of revenue recognition, amount of deferred revenues or product and service margins and may adversely affect our financial position in the applicable period affected.

Due to our reliance on significant customer contracts, we have financial exposure to the continued financial stability of our customers.

Due to our reliance on significant customer contracts, we are dependent on the continued financial strength of our customers. The current economic crisis could have already had or could have in the future a material adverse affect on these customers. If one or more of our significant customers experience financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated service revenue.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis, with typical payment terms of 30 to 45 days. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe our customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. However, there can be no assurance that our open credit customers will pay the amounts they owe to us or that the reserves we maintain will be adequate to cover such credit exposure. Our customers' failure to pay and/or our failure to maintain sufficient reserves could have a material adverse effect on our operating results and financial condition. Additionally, in the event that the ongoing turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results and financial condition.

A portion of our sales are derived through our distributors. As distributors tend to have more limited financial resources than other resellers and end-user customers, they generally represent sources of increased credit risk.

We rely on distribution partners to sell our products in certain markets, and disruptions to, or our failure to effectively develop and manage, our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenues from the sale of our products in those markets.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of value-added reseller and distribution partners. A portion of our revenues is derived through distributors, many of which sell competitive products. The loss of or reduction in sales by these distributors could materially reduce our revenues. If we fail to maintain relationships with these distribution partners, fail to develop new relationships with distributors in new markets, fail to manage, train, or provide incentives to existing distributors effectively or if these partners are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer.

In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our distributors. If those distributors provide us with inaccurate or untimely information, the amount or timing of our revenues could be adversely affected.

We may face risks associated with our international expansion that could impair our ability to grow our international revenues.

International revenue approximated $69 million, or approximately 30% of revenue, in fiscal 2009, $94 million, or approximately 30% of revenue, in fiscal 2008 and $84 million, or approximately 26% of revenue, in fiscal 2007. We intend to continue to expand our sales in international markets. This expansion has and will continue to require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. In addition, we may not be able to develop international market demand for our products, which could impair our ability to grow our revenues. We have limited experience marketing, distributing and supporting our products internationally and, to do so, we expect that we will need to develop versions of our products that comply with local standards. Furthermore, international operations are subject to other inherent risks, including:

- reliance on distributors and resellers;
- greater difficulty collecting accounts receivable and longer collection cycles;
- difficulties and costs of staffing and managing international operations;
- the impact of differing technical standards outside the United States;
- the impact of the current global economic downturn and related market uncertainty;
- changes in regulatory requirements and currency exchange rates;
- compliance with international trade, customs and export control regulations;
- certification requirements;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences;
- considerations that affect government and service provider spending patterns;
- health or similar issues, such as pandemic or epidemic; and
- political, social and economic instability.

If we fail to manage the operational and financial risks associated with our international operations, it could have a material adverse effect on our business, results of operations and financial condition.

We operate in international and emerging markets. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and approvals, create barriers to entry. In addition, pursuing international opportunities may require significant investments for an extended period before returns on those investments, if any, are realized, which may result in expenses growing at a faster rate than revenues. Furthermore, those opportunities could be adversely affected by, among other factors: reversals or delays in the opening of foreign markets to new competitors or the introduction of new technologies into those markets; a challenging pricing environment in highly competitive new markets; exchange controls; restrictions on repatriation of cash; nationalization or regulation of local industry; economic, social and political risks; taxation; challenges in staffing and managing international opportunities; and acts of war or terrorism.

Difficulties in foreign financial markets and economies and of foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries. An inability to maintain our business in international and emerging markets while balancing the higher operational and financial risks associated with these markets could have a material adverse effect on our business, results of operations and financial condition.

Our use and reliance upon development resources in India may expose us to unanticipated costs and/or liabilities.

We have a significant development center in Bangalore, India and, in recent years, have increased headcount and development activity at this facility. The employees at this facility consist principally of research and development personnel. There is no assurance that our reliance upon development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including:

- difficulty hiring and retaining appropriate engineering resources due to intense competition for such resources and resulting wage inflation;
- the knowledge transfer related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers and other third parties;
- heightened exposure to changes in economic, security and political conditions in India; and
- fluctuations in currency exchange rates and tax compliance in India.

Difficulties resulting from the factors noted above and other risks related to our operations in India could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

We face risks related to securities litigation that could result in significant legal expenses and settlement or damage awards.

We have been named as a defendant in securities class action and derivative lawsuits. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these lawsuits. Defending against existing and potential litigation may require significant attention and resources of management. Regardless of the outcome, such litigation will result in significant legal expenses. If our defenses in any of our pending litigation are ultimately unsuccessful, or if we are unable to achieve a favorable settlement, we could be liable for large damage awards that could have a material adverse effect on our business, results of operations and financial position.

Further, our director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against us and certain of our officers and directors. If these policies do not adequately cover expenses and certain liabilities relating to these lawsuits, our results of operations and our financial position could be materially harmed. Increased premiums could materially harm our financial results in future periods. The inability to obtain this coverage due to its unavailability or prohibitively expensive premiums would make it more difficult to retain and attract officers and directors and potentially expose us to self-funding any future liabilities ordinarily mitigated by director and officer liability insurance.

For additional information on our pending litigation, please see Part I, Item 3 "Legal Proceedings" in this Annual Report on Form 10-K.

Our ability to compete and our business could be jeopardized if we are unable to protect our intellectual property or become subject to intellectual property rights claims, which could require us to incur significant cost; additionally, in some jurisdictions, our rights may not be as strong as we currently enjoy in the United States.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the United States. It may be very difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in these jurisdictions. If competitors are able to use our technology, our ability to compete effectively could be harmed.

In addition, we and our customers have received inquiries from intellectual property owners and may become subject to claims that we or our customers infringe their intellectual property rights. Any parties asserting that our products infringe upon their proprietary rights could force us to license their patents for substantial royalty payments or to defend ourselves and possibly our customers or contract manufacturers in litigation. These claims and any resulting licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
- redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time-consuming, expensive to resolve and would divert our management's time and attention. In addition, although historically our costs to defend lawsuits relating to indemnification provisions in our product agreements have been insignificant, the costs were significant in the fiscal 2008 and may be significant in future periods.

Because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business.

Our products are sophisticated and are designed to be deployed in large and complex networks. Because of the nature of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers have only recently begun to commercially deploy our products and they may discover errors or defects in the software or hardware, or the products may not operate as expected. As we continue to expand our distribution channel through distributors and resellers, we will need to rely on and support their service and support organizations. If we are unable to fix errors or other performance problems that may be identified after full deployment of our products, we could experience:

- loss of, or delay in, revenues;
- loss of customers and market share;
- failure to attract new customers or achieve market acceptance for our products;
- increased service, support and warranty costs and a diversion of development resources; and/or
- costly and time-consuming legal actions by our customers.

If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products could become obsolete.

We have incorporated third-party licensed technology into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms or may be available to us but only at significantly escalated pricing. Additionally, we may not be able to replace the functionality provided by third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. The inability to maintain or re-license any third-party licenses required in our current products or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products. Any significant interruption in the availability of these third-party software products or defects in these products could harm our sales unless and until we can secure an alternative source. Although we believe there are adequate alternate sources for the technology licensed to us, such alternate sources may not provide us with the same functionality as that currently provided to us.

Because our products are deployed in large, complex networks around the world, failure to establish a support infrastructure and maintain required support levels could seriously harm our business.

Our products are deployed in large and complex networks around the world. Our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To support the continued growth of our business, our support organization will need to provide service and support at a high level throughout the world. If we are unable to provide the expected level of support and service to our customers, we could experience:

- loss of customers and market share;
- a failure to attract new customers in new geographies;
- increased service, support and warranty costs and a diversion of development resources; and/or
- network performance penalties.

Man-made problems such as computer viruses or terrorism may disrupt our operations and harm our operating results.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results and financial condition. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may be met with resistance. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business, operating results and financial condition. Likewise, events such as widespread blackouts could have similar negative impacts. The extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected.

Provisions of our stockholder rights plan, charter documents and Delaware law have anti-takeover effects that could prevent a change of control.

We adopted a three-year limited duration stockholder rights plan, commonly referred to as a "poison pill," on June 26, 2008. The stockholder rights plan is designed to protect stockholders, to the extent possible, from a creeping acquisition and other tactics to gain control of us without offering all stockholders an adequate price and control premium. Under the stockholder rights plan, the acquisition of 15% or more of our outstanding common stock by any person or group (which includes for this purpose common stock referenced in derivative transactions or securities), unless approved by our Board of Directors, will trigger the right of our stockholders (other than the acquirer of 15% or more of our common stock) to acquire additional shares of our common stock and, in certain cases, the shares of the potential acquirer, having a market value of twice the exercise price of each right. A person or group who beneficially owned 15% or more of the outstanding shares of our common stock prior to the adoption of the stockholder rights plan did not cause the rights to become exercisable upon adoption of the stockholder rights plan. However, such person or group would cause the rights to become exercisable (subject to certain limited exceptions) if it becomes the beneficial owner of additional shares of our common stock or if its beneficial ownership decreases below 15% and subsequently increases to 15% or more. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding that acquisition.

In addition, provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Actions that may be taken by significant stockholders may divert the time and attention of our board of directors and management from our business operations.

Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. On January 9, 2009, we entered into a letter agreement with Legatum Capital and certain of its affiliates (collectively, "Legatum"), which was filed as Exhibit 10.1 to a Current Report on Form 8-K on January 12, 2009 (the "Letter Agreement"). Legatum is currently our largest stockholder and beneficially owns approximately 25% of our outstanding stock. The Letter Agreement provides that we agreed to add two new independent directors to our Board of Directors pursuant to the Letter Agreement. The directors would be designated by Legatum, subject to approval by our Board of Directors. Two directors have been designated by Legatum and have joined our Board of Directors. Pursuant to the terms of the Letter Agreement, we have recommended, and our stockholders have approved, an amendment to our amended and restated certificate of incorporation at the 2009 Annual Meeting of Stockholders to declassify our board structure by the 2011 Annual Meeting of Stockholders. Further, we formed an ad hoc Corporate Development and Investment Committee of our Board of Directors to focus on uses of our cash, tax planning, strategic acquisitions, mergers and joint ventures, with the objective of enhancing stockholder value. While we believe we have satisfied in full our obligations under the Letter Agreement, there can be no assurance that Legatum and/or any other stockholder will not pursue actions to effect changes in our management and strategic direction, including through the solicitation of proxies from our stockholders. If a proxy contest were to be pursued by Legatum and/or any other stockholder, it could result in substantial expense to us, consume significant attention of our management and Board of Directors, and disrupt our business.

Failure or circumvention of our controls and procedures could impair our ability to report accurate financial results and could seriously harm our business.

Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. The failure or circumvention of our controls, policies and procedures could impair our ability to report accurate financial results and could have a material adverse effect on our business, results of operations and financial position.

Changes in our business strategy related to product and maintenance offerings and pricing could affect vendor specific objective evidence ("VSOE") and revenue recognition.

Our business strategy and competition within the industry could exert pricing pressure on our maintenance offerings. Changes in our product or maintenance offerings/packages and related pricing could affect VSOE and require us to reestablish VSOE for some or all of our product or service offerings. If we are required to reestablish VSOE on any of our products or services, we could be required to defer revenue recognition with an impact on the amount of revenue recognized in a reporting period.

Any changes to existing accounting pronouncements or taxation rules or practices may cause adverse fluctuations in our reported results of operations or affect how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. The change to existing rules, future changes, if any, or the need for us to modify a current tax position may adversely affect our reported financial results or the way we conduct our business.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, significant change in circumstances relative to a large customer, significant decline in our stock price for a sustained period and decline in our market capitalization to below net book value. In connection with the preparation of our financial statements for the second and fourth quarters of fiscal 2008, we identified several impairment indicators related to the intangible assets and goodwill allocated to Zynetix Ltd. and the intangible assets allocated to Atreus Systems, Inc. and performed assessments of the carrying value of these assets. As a result of these assessments, we recorded impairment charges aggregating $6.3 million for the year ended December 31, 2008, of which $3.6 million is included as a component of Loss from discontinued operations in our consolidated statement of operations. We may be required to record a significant charge to earnings in our financial statements in future periods if any additional impairment of our intangible assets or goodwill is determined, negatively impacting our results of operations.

If we fail to hire and retain needed personnel, the implementation of our business plan could slow or our future growth could halt.

Our business depends upon highly skilled technical, managerial, engineering, sales, marketing and customer support personnel. Competition for these personnel is intense, especially once the economy begins to recover. Any failure to hire, assimilate in a timely manner and retain needed qualified personnel, particularly engineering and sales personnel, could impair our growth and make it difficult to meet key objectives, such as timely and effective product introductions.

Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell, our products and achieve our business objectives.

We have a limited number of shares available to issue to our employees, which could impact our ability to attract, retain and motivate key personnel.

We historically have used stock options as a significant component of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. In 2007, our stockholders approved a stock incentive plan, which includes a limited amount of shares to be granted under such plan. The limited number of shares available for use as equity incentives to employees may make it more difficult for us to attract, retain and motivate key personnel.

Restructuring activities could adversely affect our ability to execute our business strategy.

In December 2008, we announced a restructuring of our business in which we reduced our workforce by approximately 5%. In January 2009, we announced a second restructuring initiative, which further reduced our workforce by approximately 4%. In August 2009, we announced a third restructuring initiative, which further reduced our workforce by approximately 10%. This restructuring and any future restructurings, should it become necessary for us to continue to restructure our business due to worldwide market conditions or other factors that reduce the demand for our products and services, could adversely affect our ability to execute our business strategy in a number of ways, including:

- loss of key employees;
- diversion of management's attention from normal daily operations of the business;
- diminished ability to respond to customer requirements related to both products and services;
- disruption of our engineering and manufacturing processes, which could adversely affect our ability to introduce new products and to deliver products both on a timely basis and in accordance with the highest quality standards; and
- reduced ability to execute effectively internal administrative processes, including the implementation of key information technology programs.

If we are subject to employment claims, we could incur substantial costs in defending ourselves.

We are subject to employment claims in connection with employee terminations. In addition, companies in our industry whose employees accept positions with competitors may claim that their competitors have engaged in unfair hiring practices. These claims may result in material litigation. We could incur substantial costs defending ourselves or our employees against those claims, regardless of their merits. In addition, defending ourselves from those types of claims could divert our management's attention from our operations. The cost of employment claims may also increase as a result of our increasing international expansion. If we are found liable in connection with any employment claim, we may incur significant costs that could adversely impact our financial position and results of operations.

We depend upon a single contract manufacturer and any disruption in this relationship may cause us to fail to meet the demands of our customers and damage our customer relationships.

We rely on a contract manufacturer to manufacture our products according to our specifications and to fill orders on a timely basis. Our contract manufacturer provides comprehensive manufacturing services, including assembly and certain tests of our products and procurement of materials. Our contract manufacturer also builds products for other companies and may not always have sufficient quantities of inventory available to fill our orders or may not allocate their internal resources to fill these orders on a timely basis. We neither have a long-term supply contract with our manufacturer nor internal manufacturing capabilities to meet our customers' demands. Moreover, our manufacturer is not required to manufacture products for any specified period. Qualifying a new contract manufacturer and commencing commercial scale production is expensive and time consuming and could result in a significant interruption in the supply of our products. If a change in contract manufacturers results in delays in our fulfillment of customer orders or if a contract manufacturer fails to make timely delivery of orders, we may lose revenues and suffer damage to our customer relationships.

We and our contract manufacturer rely on single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products.

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis. If we overestimate our component and finished goods requirements, we could have excess inventory, which would increase our costs. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues. Moreover, we cannot be certain or provide any assurance that our contract manufacturer will accept any or all of the purchase orders and agree to supply any or all of the quantities requested. Additionally, if our contract manufacturers underestimate our requirements, they may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments. If any of our sole or limited source suppliers experience capacity constraints, work stoppages or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, our delivery schedules. In light of the continuing downturn in the global economic conditions, there is also a risk that our distributors could experience interruptions in production or operations or alter our current arrangements. If our supply of any key components is disrupted, we may be unable to deliver our products to our customers on a timely basis, which could result in lost or delayed revenue, injury to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available, we may have difficulty identifying them in a timely manner, incur significant additional expense in changing suppliers, and experience difficulties or delays in the manufacturing of our products. Any failure to meet our customers' delivery requirements could harm our reputation and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. In the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner or at favorable prices, or at all. A failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins. In addition, reliance on our suppliers exposes us to potential supplier production difficulties, quality variations and unforeseen price increases. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in legal action by our customers, loss of customers or harm our ability to attract new customers. Additionally, any unforeseen price increases could reduce our profitability or force us to increase our prices, which could result in a loss of customers or harm our ability to attract new customers.

Failure by our strategic partners or by us in integrating products provided by our strategic partners could seriously harm our business.

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected or if we do not effectively integrate and support products supplied by these strategic partners, then we may have difficulty with the deployment of our solutions that may result in:

- loss of, or delay in, revenues;
- increased service, support and warranty costs and a diversion of development resources; and
- network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

- loss of customers and market share; and
- a failure to attract new customers or achieve market acceptance for our products.

Any investments or acquisitions we make could disrupt our business and seriously harm our financial condition.

In addition to investing in organic growth, we will consider other compelling opportunities to deliver greater shareholder value, if and when such opportunities arise. In the event of future investments or acquisitions, we could:

- issue stock that would dilute our current stockholders' percentage ownership;
- reduce significantly our cash and investments;
- incur debt or assume liabilities;
- incur significant impairment charges related to the write-off of goodwill and intangible assets;
- incur significant amortization expenses related to intangible assets; or
- incur large and immediate write-offs for in-process research and development and stock-based compensation.

Our integration of any acquired products, technologies or businesses could also involve numerous risks, including:

- problems and unanticipated costs associated with combining the purchased products, technologies or businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have limited or no prior experience;
- potential loss of key employees, particularly those of the acquired organizations; and
- integration of internal controls and financial systems.

We may be unable to successfully integrate any products, technologies, businesses or personnel that we might acquire in the future without significant costs or disruption to our business.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because a portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials from sources outside the United States.

Consolidation in the telecommunications industry could harm our business.

The industry has experienced consolidation and we expect this trend to continue. Consolidation among our customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and their relative purchasing power increases in relation to suppliers. Any of these factors could adversely affect our business.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by the changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to or delivery of voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country where we operate, including the United States. Such regulations could include matters such as voice over the Internet or using Internet protocol, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business, operating results and financial position.

Changes in government regulation relating to healthcare reform could negatively affect our operating results and revenues.

The federal government in the United States is currently considering healthcare reform legislation that will significantly change healthcare in the United States. We would be subject to the rules and regulations relating to such healthcare reform. Compliance with these and similar healthcare regulations, if any, may materially increase our healthcare costs, which could adversely affect our operating results and revenues.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 130,000 square feet under a lease that expires in July 2012. In addition to our corporate headquarters, we maintained, as of December 31, 2009, the following active facilities:

Location	Principal use	Square footage (approximate)	Lease expiration
Bangalore, India	Engineering/development	45,900	January 2011
Freehold, New Jersey	Engineering/development	28,500	December 2015
Richardson, Texas	Sales and customer support	26,500	October 2010
Ottawa, Ontario	Engineering/development and sales and customer support	5,500	December 2014
Swindon, United Kingdom	Engineering/development	10,100	June 2010
Tokyo, Japan	Sales and customer support	6,700	September 2011
Staines, United Kingdom	Sales and customer support	4,300	November 2012
Darmstadt, Germany	Sales and customer support	3,600	October 2012
McLean, Virginia	Engineering/development	3,000	November 2010

As of December 31, 2009, we also leased short-term office space in Colorado, China, Czech Republic, France, Singapore and the United Arab Emirates. We believe our existing facilities are adequate for our current needs and that suitable additional space will be available as needed.

Item 3. Legal Proceedings

2001 IPO Litigation

In November 2001, a purchaser of our common stock filed a complaint in the United States District Court for the Southern District of New York against us, two of our officers and the lead underwriters alleging violations of the federal securities laws in connection with our initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser seeks to represent a class of persons who purchased our common stock between the date of the IPO on May 24, 2000 and December 6, 2000. An amended complaint was filed in April 2002. The amended complaint alleges that our registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after market. The claims against us are asserted under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 11 of the Securities Act of 1933, as amended (the "Securities Act"), and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly-traded companies and their IPO underwriters which, along with the actions against us, have been transferred to a single federal judge for purposes of coordinated case management.

On July 15, 2002, we, collectively with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily dismissed the claims against many of the individual defendants, including our officers named in the complaint. On February 19, 2003, the court granted a portion of the motion to dismiss by dismissing the Section 10(b) claims against certain defendants including us, but denied the remainder of the motion as to the defendants.

In June 2003, a special committee of our Board of Directors authorized us to enter into a proposed settlement with the plaintiffs on terms substantially consistent with the terms of a Memorandum of Understanding negotiated among representatives of the plaintiffs, the issuer defendants and the insurers for the issuer defendants. In October 2004, the court certified the class in a case against certain defendants. On February 15, 2005, the court preliminarily approved the terms of the proposed settlement contingent on modifications to the proposed settlement. On August 31, 2005, the court approved the terms of the proposed settlement, as modified. On April 24, 2006, the court held a hearing on a motion to approve the final settlement and took the matter under advisement.

On December 5, 2006, the United States Court of Appeals for the Second Circuit reversed the court's October 2004 order certifying a class. On June 25, 2007, the court entered an order terminating the settlement. On November 13, 2007, the issuer defendants in certain designated "focus cases" filed a motion to dismiss the second consolidated amended class action complaints that were filed in those cases. On March 26, 2008, the court issued an Opinion and Order denying, in large part, the motions to dismiss the amended complaints in the "focus cases." On April 2, 2009, the plaintiffs filed a motion for preliminary approval of a new proposed settlement between plaintiffs, the underwriter defendants, the issuer defendants and the insurers for the issuer defendants. On June 10, 2009, the court issued an opinion preliminarily approving the proposed settlement, and scheduling a settlement fairness hearing for September 10, 2009. On August 25, 2009, the plaintiffs filed a motion for final approval of the proposed settlement, approval of the plan of distribution of the settlement fund, and certification of the settlement classes. On August 25, 2009, the plaintiffs filed a motion for final approval of the proposed settlement, approval of the plan of distribution of the settlement fund, and certification of the settlement classes. A settlement fairness hearing was held on September 10, 2009. On October 5, 2009, the court issued an opinion granting plaintiffs' motion for final approval of the settlement, approval of the plan of distribution of the settlement fund, and certification of the settlement classes. Various notices of appeal of the court's October 5, 2009 order have been filed. An Order and Final Judgment was entered on January 14, 2010. Due to the inherent uncertainties of litigation, the Company is unable to determine the ultimate outcome or potential range of loss, if any.

On October 5, 2007, Vanessa Simmonds, a purported shareholder, filed a complaint in the United States District Court for the Western District of Washington for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters in the IPO in 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial complaint. The amended complaint seeks recovery against the underwriters for profits they received from the sale of our common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. Between October 2, 2007 and October 12, 2007, the plaintiff also filed 54 separate lawsuits naming 54 additional issuers as nominal defendants and ten underwriters as defendants. These 54 cases, along with the complaint filed by the plaintiff with respect to the Company's IPO, were reassigned to the Honorable James L. Robart (the "Judge") as related cases. On July 25, 2008, the underwriters and 29 of the issuer defendants (including Sonus) filed motions to dismiss the case. On September 8, 2008, the plaintiff filed oppositions to the motions, and the issuer and underwriter defendants filed replies in support of their motions to dismiss on October 23, 2008. Oral argument on all motions to dismiss was held on January 16, 2009, at which time the Judge took the pending motions to dismiss under advisement. The Judge stayed discovery pending his ruling on all motions to dismiss.

On March 12, 2009, the court entered its judgment and granted the moving issuers' motion to dismiss, finding plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them. The Judge also granted the underwriters' motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were time-barred under the applicable statute of limitations.

On March 31, 2009, the plaintiff-appellant appealed the judgment to the United States Court of Appeals for the Ninth Circuit, and thereafter filed an amended notice of appeal on April 10, 2009 at the court's request. The underwriter defendants filed a cross-appeal in each of the cases wherein the issuers moved for dismissal (including the appeal relating to the Sonus IPO). The plaintiff's opening brief on appeal was filed on August 26, 2009, and the issuers' (including the Company) and the underwriters' responses were filed on October 2, 2009. The plaintiff filed a reply brief on November 2, 2009, and underwriters filed a reply brief on their cross-appeal on November 17, 2009. We do not currently expect that this claim will have a material impact on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on the NASDAQ Global Select Market under the symbol "SONS." All companies listed on the NASDAQ Global Select Market are required to comply with certain continued listing standards.

The following table sets forth, for the time periods indicated, the high and low sale prices of our common stock as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal 2009		
First quarter	$2.01	$1.09
Second quarter	$2.45	$1.51
Third quarter	$2.35	$1.43
Fourth quarter	$2.29	$1.82
Fiscal 2008		
First quarter	$5.95	$2.92
Second quarter	$4.78	$3.37
Third quarter	$4.55	$2.55
Fourth quarter	$2.91	$1.14

Holders

At February 17, 2010, there were approximately 600 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends and have no present intention to pay cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have not announced any current plans or programs to repurchase shares of our common stock. However, upon vesting of restricted stock awards, our employees are permitted to return to us a portion of the newly vested shares to satisfy the tax withholding obligations that arise in connection with such vesting. The following table summarizes repurchases of our common stock during the fourth quarter of fiscal 2009, which represent shares returned to satisfy tax withholding obligations:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2009 to October 31, 2009	1,389	$2.12	—	—
November 1, 2009 to November 30, 2009	396	$2.01	—	—
December 1, 2009 to December 31, 2009	64,496	$2.13	—	—
Total	66,281	$2.13	—	—

Performance Graph

The following performance graph compares the cumulative total return to stockholders for our common stock for the period from December 31, 2004 through December 31, 2009 with the cumulative total return over the same period on the NASDAQ Composite Index and the NASDAQ Telecommunications Index. The comparison assumes an investment of $100 on December 31, 2004 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends, if any. The performance shown is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sonus Networks, Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Sonus Networks, Inc.
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Operations Data (In thousands, except per share amounts)

	Year ended December 31,				
	2009	2008(1)	2007	2006(2)	2005
Revenue:					
Product	$136,276	$ 203,387	$225,644	$203,592	$135,198
Service	91,220	109,758	93,771	75,891	60,164
Total revenue	227,496	313,145	319,415	279,483	195,362
Cost of revenue:					
Product	38,893	74,274	90,976	70,823	53,542
Service	44,467	56,020	37,513	29,609	24,683
Total cost of revenue	83,360	130,294	128,489	100,432	78,225
Gross profit	144,136	182,851	190,926	179,051	117,137
Operating expenses:					
Research and development	59,864	73,098	78,898	55,446	47,581
Sales and marketing	48,929	74,364	81,602	65,748	45,913
General and administrative	43,217	62,045	56,652	35,366	27,699
Litigation settlement, net of insurance recovery	—	19,100	24,672	—	—
Impairment of intangible assets	—	2,727	—	—	—
Restructuring expense	3,510	702	—	—	—
Total operating expenses	155,520	232,036	241,824	156,560	121,193
Income (loss) from operations	(11,384)	(49,185)	(50,898)	22,491	(4,056)
Interest and other income (expense), net	3,993	12,710	19,297	15,405	9,380
Income (loss) from continuing operations before income taxes	(7,391)	(36,475)	(31,601)	37,896	5,324
Income tax benefit (provision)	2,459	(79,675)	8,474	64,958	(539)
Income (loss) from continuing operations	(4,932)	(116,150)	(23,127)	102,854	4,785
Loss from discontinued operations	—	(4,491)	(1,086)	—	—
Loss on sale of discontinued operations	—	(741)	—	—	—
Net income (loss)	$ (4,932)	$(121,382)	$(24,213)	$102,854	$ 4,785
Earnings (loss) per share:					
Basic:					
Continuing operations	$ (0.02)	$ (0.43)	$ (0.09)	$ 0.41	$ 0.02
Discontinued operations	—	(0.02)	—	—	—
	$ (0.02)	$ (0.45)	$ (0.09)	$ 0.41	$ 0.02
Diluted:					
Continuing operations	$ (0.02)	$ (0.43)	$ (0.09)	$ 0.40	$ 0.02
Discontinued operations	—	(0.02)	—	—	—
	$ (0.02)	$ (0.45)	$ (0.09)	$ 0.40	$ 0.02
Shares used to compute earnings (loss) per share:					
Basic	273,730	271,477	262,924	253,771	248,584
Diluted	273,730	271,477	262,924	258,338	252,803

Consolidated Balance Sheet Data (In thousands)

	December 31,				
	2009	2008	2007	2006	2005
Cash and cash equivalents	$125,323	$122,207	$118,933	$ 44,206	$155,679
Short-term marketable securities	$239,223	$180,786	$207,088	$256,485	$140,569
Long-term investments	$ 49,598	$ 84,965	$ 66,568	$ 60,189	$ 17,993
Working capital	$352,409	$327,088	$365,204	$312,197	$278,047
Total assets	$540,737	$535,585	$694,168	$589,604	$457,206
Long-term deferred revenue, net of current portion	$ 25,242	$ 37,991	$ 16,462	$ 33,787	$ 33,853
Long-term liabilities, net of current portion	$ 1,127	$ 1,865	$ 2,061	$ 1,467	$ 1,449
Convertible subordinated note	$ —	$ —	$ —	$ —	$ 10,000
Total stockholders' equity	$414,238	$406,435	$493,704	$432,533	$278,812

(1) Includes the results of operations of Atreus Systems, Inc. for the period subsequent to its acquisition by the Company on April 18, 2008 and $88.4 million of income tax expense related to the recording of a valuation allowance on certain deferred tax assets.

(2) Includes an income tax benefit of $82.6 million related to the reversal of a valuation allowance on certain deferred tax assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and other financial information appearing elsewhere in this Annual Report on Form 10-K. The following discussion contains forward looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of a number of factors, including the risks discussed in Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our industry and ourselves, and we do not undertake an obligation to update our forward-looking statements to reflect future events or circumstances.

Overview

We are a leading provider of voice infrastructure solutions for wireline and wireless service providers. Our products are a new generation of carrier-class infrastructure equipment and software that enables voice services to be delivered over Internet Protocol ("IP") packet-based networks. Our target customers include both traditional and emerging communications service providers, including long distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. IP packet-based networks, which transport traffic in small bundles, or "packets," offer a significantly more flexible, cost-effective and efficient means for providing communications services than existing circuit-based networks, designed years ago to primarily deliver telephone calls.

Our voice infrastructure solutions allow wireline and wireless operators to build converged voice over IP ("VoIP") networks. Our products are built on the same distributed, IP-based principles embraced by the IP Multimedia Subsystem ("IMS") architecture, as defined by the Third Generation Partnership Project ("3GPP"). This IMS architecture is being accepted by network operators globally as the common approach for building converged voice, data, wireline and wireless networks. Since the IMS architecture is based primarily on IP packets and the Session Initiation Protocol ("SIP"), which has been the foundation of our products since our formation, we are uniquely positioned to offer an intuitive evolution from a distributed softswitch architecture to IMS with little or no impact on existing Sonus equipment or services. Additionally, the Sonus all-IP architecture is positioned to take advantage of wireless long-term evolution ("LTE") implementations as they emerge. Our investment in product development is focused on delivering high-growth solutions that leverage these IMS and LTE architectures.

We sell our products primarily through a direct sales force and, in some markets, through or with the assistance of resellers and distributors. Customers' decisions to purchase our products to deploy in commercial networks involve a significant commitment of resources and a lengthy evaluation, testing and product qualification process. Our revenue and results of operations may vary significantly and unexpectedly from quarter to quarter as a result of long sales cycles, our expectation that customers will tend to sporadically place large orders with short lead times and the application of complex revenue recognition rules to certain transactions, which may result in customer shipments and orders from multiple quarters being recognized as revenue in one quarter. We expect to recognize revenue from a limited number of customers for the foreseeable future.

We incurred net losses of $4.9 million in fiscal 2009, $121.4 million in fiscal 2008 and $24.2 million in fiscal 2007. We reported losses from operations of $11.4 million for fiscal 2009, $49.2 million for fiscal 2008 and $50.9 million in fiscal 2007. Our losses from continuing operations for fiscal 2008 and 2007 were $116.2 million and $23.1 million, respectively. Our loss from continuing operations in fiscal 2008 includes $88.4 million of income tax expense related to a valuation allowance recorded on all of our net deferred tax assets in the United States.

Our lower revenue in fiscal 2009 was a significant factor in our reported net loss. This lower revenue resulted in lower gross profit of $144.1 million, compared to $182.9 million in fiscal 2008 and $190.9 million in fiscal 2007.

Operating expenses were $155.5 million in fiscal 2009, compared to $232.0 million in fiscal 2008 and $241.8 million in fiscal 2007. Operating expenses included $19.1 million and $24.7 million of expense for litigation settlements, net of insurance recovery, in fiscal 2008 and fiscal 2007, respectively. In fiscal 2008 we recorded $19.1 million of litigation settlement expense in the aggregate for litigation against certain of our customers alleging patent infringement of U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System" (the "C2 Patent Litigation") and a Consolidated Amended Complaint alleging that we made false and misleading statements about our products and business (the "2002 Securities Litigation"). In fiscal 2007 we recorded $24.7 million of litigation settlement expense, net of insurance recovery, related to an agreement to settle litigation against the Company and certain of our former and then-current officers alleging violations of federal securities laws in connection with the restatement in 2004 of our financial statements (the "2004 Restatement Litigation").


10-K

In addition to the absence of litigation settlement expense in fiscal 2009, the reduction in operating expenses in fiscal 2009 compared to fiscal 2008 and fiscal 2007 is also attributable to lower personnel-related costs as a result of lower stock-based compensation and our recent restructuring initiatives. We recorded $3.5 million in fiscal 2009 for three separate restructuring initiatives, which occurred in January, March and August 2009, and which reduced our headcount by approximately 190 employees in the aggregate. We recorded $0.7 million in the fourth quarter of fiscal 2008 for a restructuring initiative that reduced our headcount by approximately 50 employees. However, while we have eliminated jobs in some areas of the business, we have continued to hire in some geographies to support future business plans, including increased hiring activity in our research and development facility in India. We recorded stock-based compensation expense of $12.8 million in fiscal 2009, $25.1 million in fiscal 2008 and $42.5 million in fiscal 2007.

Lower portfolio yield on our cash, cash equivalents and investments was also a factor in our current year net loss. Interest income was $4.1 million in fiscal 2009, compared to $12.6 million in fiscal 2008 and $18.4 million in fiscal 2007.

We continue to focus on the key elements of our strategy, which is designed to capitalize on our technology and leadership position in the market and to build a premier franchise in packet-based voice infrastructure solutions. We are currently focusing major efforts on the following aspects of our business:

- leveraging our technology leadership to attract and retain key service providers;
- embracing the principles outlined by 3GPP and delivering the industry's most advanced IMS-ready product suite;
- expanding and broadening our customer base by targeting specific market segments, such as wireless operators;
- assisting our customers' ability to differentiate themselves by offering a sophisticated application development platform and service creation environment;
- expanding our solutions to address emerging IP-based markets, such as network border switching;
- expanding our global sales, marketing, support and distribution capabilities;
- actively contributing to the standards definition and adoption process; and
- pursuing strategic acquisitions and alliances.

Critical Accounting Policies and Estimates

Management's discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. The significant accounting policies that we believe are the most critical include the following:

- Revenue recognition;
- Allowance for doubtful accounts;
- Inventory reserves;
- Loss contingencies and reserves;
- Stock-based compensation;
- Goodwill and intangible assets; and
- Accounting for income taxes.

Revenue Recognition. We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectibility of the related receivable is probable under customary payment terms. When we have future obligations, including a requirement to deliver additional elements which are essential to the functionality of the delivered elements or for which vendor specific objective evidence of fair value ("VSOE") does not exist or when customer acceptance is required, we defer revenue recognition and related costs until those obligations are satisfied.

Many of our sales involve multiple-element arrangements. When a sale includes multiple elements, such as products, maintenance and/or professional services, we recognize revenue using the residual method, as we have not established VSOE for our products or specified features/upgrades. Revenue associated with elements for which VSOE has been established is recorded based on the VSOE value; revenue associated with any undelivered elements that are considered not essential to the functionality of the product and for which VSOE has been established is deferred based on the VSOE value, and any remaining arrangement fee is then allocated to, and recognized as, product revenue. We have established VSOE for maintenance arrangements (post-contract support) and some professional services. VSOE for maintenance and professional services is either determined by the price charged when the same element is sold separately or established by management having the relevant pricing authority. The Company's Pricing Committee has the relevant authority for establishing pricing for products and services. If we cannot establish VSOE for any undelivered element, including specified features and upgrades, we defer revenue on the entire arrangement until VSOE for all undelivered elements is known or all elements are delivered and all other revenue recognition criteria are met.

Revenue from maintenance and support services is recognized ratably over the service period. Earned maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements.

Revenue from installation services is generally recognized when the services are complete and all other revenue recognition criteria have been met. Revenue from other professional services for which VSOE has been established is typically recognized as the services are delivered if all other revenue criteria have been met.

Revenue from consulting, custom development and other professional services-only engagements is recognized as services are rendered, provided all other revenue recognition criteria have been met.

We record deferred revenue for products delivered or services performed for which collection of the amount billed is either probable or has been collected but for which other revenue recognition criteria have not been met. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is reported with long-term liabilities in the consolidated balance sheets.

We defer recognition of incremental direct costs, such as cost of goods, third party installations and commissions until recognition of the related revenue. Such costs are classified as current assets if the deferred revenue is initially classified as current and noncurrent assets if the related deferred revenue is initially classified as long-term.

We sell the majority of our products directly to our service provider customers. For products sold to resellers and distributors with whom we have at least eight quarters of consistent history regarding the potential for product returns or refunds, or any form of concession, we recognize revenue on a sell-in basis. For all other resellers and distributors we recognize revenue on a sell-through basis.

Beginning in the fourth quarter of fiscal 2008, we concluded that we no longer had sufficient evidence of VSOE on maintenance services for one of our largest customers. Therefore, all revenue related to multiple element arrangements for this customer entered into beginning in the fourth quarter of fiscal 2008 is being recognized ratably over the maintenance period. Revenue recognition on multiple element arrangements with this customer will begin when the only undelivered element of the arrangement is maintenance.

We exclude any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) from our revenue and costs. Reimbursement for out-of-pocket expenses is recorded as revenue.

We record deferred revenue for product delivered or services performed for which collection of the amount billed is either probable or has been collected but other revenue recognition criteria have not been satisfied. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue.

We defer recognition of incremental direct costs, such as cost of goods, commissions and third-party installation costs, until satisfaction of the criteria for recognition of the related revenue. Deferred incremental direct costs that relate to deferred revenue that is classified as current are classified as current assets. When a portion of the deferred revenue related to a customer arrangement is classified as long-term, the incremental costs relating to the arrangement are classified as noncurrent assets.

Allowance for Doubtful Accounts. We establish billing terms at the time we negotiate purchase agreements with our customers. We monitor our outstanding receivables for timely payments and potential collection issues. The allowance for doubtful accounts is estimated based on our detailed assessment of the collectibility of specific customer accounts.

Inventory Reserves. Inventory purchases and commitments are based upon estimated future demand for our products. We value inventory at the lower of cost on a first-in, first-out basis or net realizable value. We provide inventory reserves based on excess and obsolete inventory determined primarily by future demand forecasts and estimated returns of defective product, and record charges to cost of revenue. We assess such demand forecasts and return history on at least a quarterly basis. If we record a charge to reduce inventory to its estimated net realizable value, we do not increase its carrying value due to subsequent changes in demand forecasts or product repairs. Accordingly, if inventory previously reserved for is subsequently sold, we may realize improved gross profit margins on those transactions in the period the related revenue is recognized.

We record a full inventory reserve for evaluation equipment at the time of shipment to our customers, as it is not probable that the inventory value will be realizable.

Loss Contingencies and Reserves. We are subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such amounts should be adjusted and record changes in estimates in the period they become known. We are subject to various legal claims, including securities litigation. We reserve for legal contingencies and legal fees when the amounts are probable and reasonably estimable. Our director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against us and certain of our officers and directors.

Stock-Based Compensation. Our stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period.

We use the Black-Scholes valuation model for estimating the fair value on the date of grant of employee stock options. Determining the fair value of stock option awards at the grant date requires judgment regarding certain valuation assumptions, including the volatility of our stock price, expected term of the option, risk-free interest rate and expected dividends. Changes in such assumptions and estimates could result in different fair values and could therefore impact our earnings. Such changes would not impact our cash flows. The fair value of restricted stock and performance stock awards is based upon our stock price on the grant date.

The amount of stock-based compensation expense recorded in any period for unvested awards requires estimates of the amount of stock-based awards that are expected to be forfeited prior to vesting, as well as assumptions regarding the probability that performance awards will be earned. Assuming it was probable that the performance conditions for all outstanding performance-based stock awards would be satisfied, we would have recognized approximately $500,000 of additional stock-based compensation expense in fiscal 2009.

Goodwill and Intangible Assets. Goodwill and intangible assets with indefinite lives are tested annually for impairment. Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by comparing the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If these comparisons indicate that an asset is not recoverable, we will recognize an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Estimated fair value is based on either discounted future operating cash flows or appraised values, depending on the nature of the asset. Considerable judgment is required to estimate discounted future operating cash flows. Judgment is also required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible or other long-lived assets. Factors that could indicate an impairment may exist include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, a significant change in circumstances relative to a large customer, a significant decline in our stock price for a sustained period and a decline in our market capitalization to below net book value. We must make assumptions about future cash flows, future operating plans, discount rates and other factors in the models and valuation reports. To the extent these future projections and estimates change, the estimated amounts of impairment could differ from current estimates. Our annual testing for impairment of goodwill is completed as of November 30 of each year. Our testing for fiscal 2009 and fiscal 2008 indicated that no impairment of goodwill existed. At November 30, 2009, our market capitalization was well above the carrying value of our reporting unit.

Accounting for Income Taxes. Our provision for income taxes is comprised of a current and a deferred portion. The current income tax provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. We provide for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from tax net operating loss and credit carryforwards, depreciation, deferred revenue, stock-based compensation expense, accruals and reserves.

We assess the recoverability of any tax assets recorded on the balance sheet and provide any necessary valuation allowances as required. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which we operate and our forecast of future taxable income. In determining future taxable income, we are responsible for assumptions utilized, including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. Such assessment is completed on a jurisdiction by jurisdiction basis.

At December 31, 2009, we had valuation allowances of $117.8 million to offset deferred tax assets of $119.8 million. In the event we determine it is more likely than not we will be able to use a deferred tax asset in the future in excess of its net carrying value, the valuation allowance will be reduced, thereby increasing net earnings and increasing equity in the period such determination is made. We have approximately $27 million of deferred tax assets related to compensation expenses for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. As employees will not exercise the underlying options unless the current market price exceeds the option exercise price and our tax deduction for restricted shares is determined as the shares vest, the ultimate realization of this benefit is directly associated with the price of our common stock. At December 31, 2009, the Company's stock price of $2.11 was well below the weighted average exercise price of our common stock options of $4.90. We have recorded net deferred tax assets in some of our international subsidiaries. These amounts could change in future periods based upon our operating results and changes in tax law.

We provide for income taxes during interim periods based on the estimated effective tax rate for the full fiscal year. We record a cumulative adjustment to the tax provision in an interim period in which a change in the estimated annual effective tax rate is determined.

We have not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as we plan to permanently reinvest these amounts.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of recognized tax benefit is still appropriate. The recognition and measurement of tax benefits require significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Operations

Years Ended December 31, 2009 and 2008

Revenue. Revenue for the years ended December 31, 2009 and 2008 was as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2009	2008	$	%
Product	$136,276	$203,387	$(67,111)	(33.0)%
Service	91,220	109,758	(18,538)	(16.9)%
Total revenue	$227,496	$313,145	$(85,649)	(27.4)%

Product revenue is comprised of sales of our voice infrastructure products, including our GSX9000 and GSX4000 Open Services Switches, Network Border Switch, PSX Policy & Routing Server, SGX Signaling Gateway, ASX Call Feature Server, IMX Service Delivery Platform, Sonus Insight Management System, ASX Access Gateway Control Function, the Insight *x*Authority Provisioning System and related product offerings. The decrease in product revenue in fiscal 2009 compared to the prior year is primarily attributable to lower product sales and shipments, principally resulting from the current macroeconomic environment, coupled with a change in the fourth quarter of fiscal 2008 to ratable recognition of revenue from AT&T over a two-year contractual maintenance period, which also impacts the timing of the recognition of product revenue attributable to this customer.

We expect that our product revenue in fiscal 2010 will be consistent with fiscal 2009 levels.

For orders received after October 1, 2008 from AT&T, we concluded that we no longer have sufficient evidence of VSOE on maintenance services. As a result, all revenue related to multiple element arrangements for this customer entered into beginning in the fourth quarter of fiscal 2008 is being recognized ratably over the arrangement's maintenance period. Revenue recognition on multiple arrangements with AT&T will begin when the only undelivered element of the arrangement is maintenance.

Service revenue is primarily comprised of hardware and software maintenance and support, network design, installation and other professional services. Lower maintenance revenue and professional services revenue accounted for $9.8 million and $8.7 million, respectively, of the decrease in fiscal 2009 compared to fiscal 2008. The decrease in fiscal 2009 is primarily attributable to pressure on maintenance pricing, coupled with the change in the fourth quarter of fiscal 2008 to ratable recognition of revenue from AT&T.

In fiscal 2009, we had no customers that contributed 10% or more of our revenue. In fiscal 2008, one customer, AT&T, contributed 10% or more of our revenue. There were no other customers that contributed 10% or more of our revenue in fiscal 2008.

International revenue was approximately 30% of revenue in both fiscal 2009 and fiscal 2008. Due to the uneven ordering patterns of customers and the timing of project completions, we expect that the domestic and international components as a percentage of our revenue will fluctuate from quarter to quarter and year to year.

Our deferred product revenue was $47.7 million and $30.7 million at December 31, 2009 and 2008, respectively. Our deferred service revenue was $52.3 million and $48.3 million at December 31, 2009 and 2008, respectively. Our deferred revenue balance may fluctuate as a result of the timing of revenue recognition, customer payments, maintenance contract renewals, contractual billing rights and maintenance revenue deferrals included in multiple element arrangements.

Cost of Revenue/Gross Profit. Our cost of revenue consists primarily of amounts paid to third-party manufacturers for purchased materials and services, royalties, manufacturing and professional services personnel and related costs and inventory obsolescence. Cost of revenue and gross profit as a percentage of revenue ("gross margin") for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2009	2008	$	%
Cost of revenue				
Product	$38,893	$ 74,274	$(35,381)	(47.6)%
Service	44,467	56,020	(11,553)	(20.6)%
Total cost of revenue	$83,360	$130,294	$(46,934)	(36.0)%
Gross margin				
Product	71.5%	63.5%		
Service	51.3%	49.0%		
Total gross margin	63.4%	58.4%		

The increase in product gross profit as a percentage of product revenue ("product gross margin") was primarily due to product and customer mix. Two key contributors to the higher product gross margin in fiscal 2009 compared to fiscal 2008 were the completion in fiscal 2009 of a multi-year project for which the majority of costs had been recorded as period expense in fiscal 2008 coupled with the completion in the fourth quarter of fiscal 2008 of a low-margin multi-year project. The increase in service gross profit as a percentage of service revenue ("service gross margin") was primarily due to our lower fixed service cost base through our recent restructuring initiatives, coupled with the completion of a low-margin multi-year project in fiscal 2008. Our service cost of revenue is relatively fixed in advance of any particular quarter and therefore, changes in service revenue will have a significant impact on service gross margins. We believe that our gross margin over time will remain in our long-term financial model of 58% to 62%.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel expenses and prototype costs related to the design, development, testing and enhancement of our products. Research and development expenses for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2009	2008	$	%
$59,864	$73,098	$(13,234)	(18.1)%

The decrease in the current year primarily reflects lower employee-related costs, including salary and related costs as a result of our recent restructuring initiatives, partially offset by increased hiring activity in our India facility. Stock-based compensation was $3.3 million in fiscal 2009, compared to $7.9 million in fiscal 2008. Some aspects of our research and development efforts require significant short-term expenditures, the timing of which can cause significant variability in our expenses. We believe that rapid technological innovation is critical to our long-term success, and we are tailoring our investments to meet the requirements of our customers and market. We believe that our research and development expenses for fiscal 2010 will increase from 2009 levels due to our increased focus on new product development, partially offset by lower development costs as a result of recent migration to lower cost geographies.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and related personnel costs, commissions, travel and entertainment expenses, promotions, customer evaluations inventory and other marketing and sales support expenses. Sales and marketing expenses for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2009	**2008**	**$**	**%**
$48,929	$74,364	$(25,435)	(34.2)%

The current year decrease is primarily attributable to lower employee-related costs, including commission, travel and stock-based compensation expenses. We believe that our sales and marketing expenses will increase in fiscal 2010 from fiscal 2009 levels, primarily attributable to higher personnel and related costs.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel costs for executive and administrative personnel, recruiting expenses, allowance for doubtful accounts and professional fees. General and administrative expenses for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2009	**2008**	**$**	**%**
$43,217	$62,045	$(18,828)	(30.3)%

The decrease in fiscal 2009 compared to the prior year is primarily attributable to $5.9 million of lower legal, audit and other consulting fees, $5.6 million of lower losses on foreign currency exchange and $5.0 million of lower stock-based compensation expense. The reduction in legal, audit and other consulting fees is primarily the result of reduced legal costs in fiscal 2009 resulting from our settlement in 2008 of litigation. We believe that our general and administrative expenses will decrease in fiscal 2010 from fiscal 2009 levels, primarily due to lower expected professional fees and other consulting costs and personnel-related expenses.

Litigation Settlements, Net of Insurance Recovery. We recorded $19.1 million of expense reported as Litigation settlements, net of insurance recovery in fiscal 2008. On September 16, 2008, we reached an agreement to settle the litigation by C2 Communications against certain of our customers alleging patent infringement of U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System (the "C2 Patent Litigation"). The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against our customers as well as fully paid licenses to us and our customers. The settlement was paid on September 24, 2008. On September 23, 2008, we reached a tentative agreement to settle the Consolidated Amended Complaint alleging that we made false and misleading statements about our products and business (the "2002 Securities Litigation"). Pursuant to the settlement, we paid $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. At December 31, 2008, we had accrued $10.0 million for the settlement and class notice process. This amount includes $0.4 million for costs related to the confirmatory discovery process, which is included as a component of General and administrative expense. On February 17, 2009, we placed $9.5 million into escrow related to this settlement. On July 16, 2009, the escrow amount was released to the plaintiff. We did not record any expense for litigation settlements reported as Litigation settlements, net of insurance recovery in fiscal 2009.

Restructuring. We recorded $3.5 million of restructuring expense in fiscal 2009 related to three restructuring initiatives, which reduced our workforce by approximately 190 employees in the aggregate. We recorded $0.7 million of restructuring expense in fiscal 2008 related to a restructuring initiative that affected approximately 50 employees.

Impairment of Intangible Assets. In the fourth quarter of fiscal 2008 we recorded $2.7 million of expense for the write-down of intangible assets related to our acquisition of Atreus Systems, Inc. (collectively with its subsidiaries, "Atreus"). In the second quarter of fiscal 2008 we recorded $3.6 million of expense for the write-down of intangible assets and goodwill related to our acquisition of Zynetix Ltd. ("Zynetix") intangible assets and goodwill, which is included as a component of Loss from discontinued operations, net of tax, in our consolidated statement of operations for the year ended December 31, 2008. We did not record any expense for the impairment of intangible assets in fiscal 2009.

10-K

Interest Income, net. Interest income and interest expense for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2009	2008	$	%
Interest income	$4,105	$12,643	$(8,538)	(67.5)%
Interest expense	(183)	(291)	(108)	(37.1)%
Interest income, net	$3,922	$12,352	$(8,430)	(68.2)%

Interest income consists of interest earned on our cash equivalents, marketable debt securities and long-term investments. Interest expense in both fiscal 2009 and fiscal 2008 relates to capital lease obligations. The reduction in interest income, net, in the current year is primarily attributable to a lower average portfolio yield compared to fiscal 2008 as a result of the current economic environment.

Income Taxes. The income tax provision/benefit is computed on the basis of the various tax jurisdictions' income or loss before income taxes. Deferred income taxes reflect the tax effects of the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company uses judgment and assumptions to determine whether valuation allowances for deferred income tax assets are required if realization is not likely by considering future market growth, forecasted operations, future taxable income, and the amounts of earnings in the tax jurisdictions in which it operates.

For the year ended December 31, 2009, we recognized an income tax benefit of $2.5 million. This benefit is comprised of a recovery of prior year domestic tax payments as a result of tax law changes and a foreign tax benefit of $1.1 million impacted by international settlements. For the year ended December 31, 2008, we recognized income tax expense of $79.7 million, comprised of a tax benefit of $8.7 million, offset by an increase to our income tax expense of $88.4 million related to an increase in the valuation allowance on substantially all of our net deferred tax assets after considering all positive and negative factors as to the recoverability of these assets. This determination was based on many factors, including the severity of the current and prior year losses, cumulative three years of losses, the severe economic recession, a significant decrease to taxable income forecasted in future periods and other relevant factors. We have maintained a full valuation allowance in fiscal 2009.

Discontinued Operations

Loss from discontinued operations, net of tax. In the third quarter of 2008, we committed to a plan to sell our Zynetix subsidiary, which we completed on November 27, 2008. We had acquired Zynetix on April 13, 2007. Accordingly, the results of operations of Zynetix are included in discontinued operations for the periods subsequent to its acquisition. These results are reported under the caption Loss from discontinued operations, net of tax.

In connection with the preparation of our financial statements for the second quarter of fiscal 2008 and the update of our sales forecast for the second half of the fiscal year, we conducted a review of intangible assets and goodwill for impairment indicators, during which we determined that there were no impairment indicators related to the intangible assets and goodwill allocated to the Sonus reporting unit. However, this review identified several indicators related to the intangible assets and goodwill allocated to the Zynetix reporting unit, including significant underperformance relative to plan or long-term projections. In response, we performed an assessment of the carrying value of our intangible assets and goodwill. As a result, we recorded a charge to operations of $3.6 million for the write-down of intangible assets and goodwill. Of this charge, $1.5 million related to intangible assets and $2.1 million related to goodwill. As a result, the net book values of the intangible assets and goodwill attributable to the Zynetix reporting unit were reduced to zero at June 30, 2008. The write-down of these assets is included in the results of discontinued operations for the year ended December 31, 2008.

Loss on sale of discontinued operations, net of tax. On November 26, 2008, we completed the sale of Zynetix. In consideration for all of the equity of Zynetix we received a cash payment of £1.0 (approximately U.S. $2 at November 26, 2008); all cash on the books of Zynetix at the time of closing, the intellectual property we acquired at the time we purchased Zynetix that we subsequently included in certain of our products and the buyer's assumption of all contingent liabilities related to the Zynetix business, including but not limited to any customer and product support obligations. Prior to November 26, 2008, we had entered into intellectual property agreements between our subsidiary in the United Kingdom and Zynetix. These agreements allow for perpetual licenses between us and Zynetix for intellectual property used in both parties' respective products. We recorded a loss of $0.7 million, net of tax, on the sale of Zynetix.

We did not have any discontinued operations in fiscal 2009.

Years Ended December 31, 2008 and 2007

Revenue. Revenue for the years ended December 31, 2008 and 2007 was as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2008	2007	$	%
Product	$203,387	$225,644	$(22,257)	(9.9)%
Service	109,758	93,771	15,987	17.0%
Total revenue	$313,145	$319,415	$ (6,270)	(2.0)%

The decrease in product revenue in fiscal 2008 compared to fiscal 2007 was attributable to lower product sales, partially offset by the recognition of approximately $17 million of revenue related to the completion of a multi-year project and for which all of the revenue recognition criteria were met in the fourth quarter of fiscal 2008. Product revenue was also negatively impacted by the current macroeconomic environment.

The increase in service revenue in fiscal 2008 compared to fiscal 2007 is primarily the result of our larger base of installed products in fiscal 2008. Higher maintenance revenue and professional services revenue accounted for $8.2 million and $7.8 million, respectively, of the increase in fiscal 2008 compared to fiscal 2007.

AT&T contributed 10% or more of our revenue in both fiscal 2008 and fiscal 2007. There were no other customers that contributed 10% or more of revenue in either fiscal year.

International revenue was approximately 30% and 26% of revenue in fiscal 2008 and fiscal 2007, respectively.

Our deferred product revenue was $30.7 million and $44.1 million at December 31, 2008 and 2007, respectively. Our deferred service revenue was $48.3 million and $55.1 million at December 31, 2008 and 2007, respectively.

Cost of Revenue/Gross Profit. Cost of revenue and gross margin for the years ended December 31, 2008 and 2007 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2008	2007	$	%
Cost of revenue				
Product	$ 74,274	$ 90,976	$(16,702)	(18.4)%
Service	56,020	37,513	18,507	49.3%
Total cost of revenue	$130,294	$128,489	$ 1,805	1.4%
Gross margin				
Product	63.5%	59.7%		
Service	49.0%	60.0%		
Total gross margin	58.4%	59.8%		

The increase in product gross margin in fiscal 2008 compared to fiscal 2007 was primarily due to product and customer mix. The decrease in service gross margin in fiscal 2008 compared to fiscal 2007 was primarily due to increased personnel costs to support our 2008 global expansion efforts, coupled with the completion of a low margin multi-year project in fiscal 2008.

Research and Development Expenses. Research and development expenses for the years ended December 31, 2008 and 2007 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2008	2007	$	%
$73,098	$78,898	$(5,800)	(7.4)%

The decrease in fiscal 2008 compared to fiscal 2007 primarily reflects lower stock-based compensation, partially offset by higher salary and related expenses associated with additional headcount. Stock-based compensation costs accounted for $8.2 million of lower research and development expense in fiscal 2008, compared to fiscal 2007.

Sales and Marketing Expenses. Sales and marketing expenses for the years ended December 31, 2008 and 2007 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2008	2007	$	%
$74,364	$81,602	$(7,238)	(8.9)%

The decrease in fiscal 2008 compared to fiscal 2007 primarily reflects lower stock-based compensation, partially offset by costs related to our continued expansion of our worldwide sales and support coverage. Stock-based compensation costs accounted for $8.7 million of lower sales and marketing expense in fiscal 2008, compared to fiscal 2007.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2008 and 2007 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2008	2007	$	%
$62,045	$56,652	$5,393	9.5%

The increase in fiscal 2008 compared to fiscal 2007 is primarily attributable to higher personnel-related costs, coupled with $6.6 million of higher losses on foreign currency exchange compared to the prior year. Stock-based compensation costs accounted for $0.6 million of increased general and administration expense in fiscal 2008, compared to the prior year. In fiscal 2008, we recorded $4.8 million of stock-based compensation expense related to restricted stock granted to our former President and Chief Executive Officer (the "Former Executive") in connection with his Retention and Restricted Stock Agreement (the "Retention Agreement"), which was effective November 14, 2007. This amount includes $1.7 million of incremental stock-based compensation expense related to the accelerated vesting of such restricted stock. In fiscal 2007, we recorded $2.6 million of charges related to the departures of the Company's President and Chief Operating Officer, and Chief Financial Officer, as well as $1.8 million of charges related to the modification of options held by the Former Executive in connection with his Retention Agreement. These increases were partially offset by $14.2 million of lower professional fees in fiscal 2008 compared to fiscal 2007. Professional fees, including $12.1 million of legal fees primarily related to litigation, totaled $20.8 million in fiscal 2008. Professional fees, including $9.9 million related to our stock option historical review, totaled $25.3 million in fiscal 2007.

Litigation Settlements, Net of Insurance Recovery. We recorded $19.1 million and $24.7 million of net expense related to the settlement of litigation in fiscal 2008 and fiscal 2007, respectively.

On September 16, 2008, we reached an agreement to settle the C2 Patent Litigation. The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against customers as well as fully paid licenses to us and our customers. The settlement was paid on September 24, 2008. On September 23, 2008, we reached a tentative agreement to settle the 2002 Securities Litigation. Pursuant to the settlement, subject to confirmatory discovery and final court approval, we agreed to pay $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. At December 31, 2008, we had accrued $10.0 million for the 2002 Securities Litigation settlement, including the aforementioned $9.6 million for the settlement and class notice process, as well as $0.4 million for costs related to the confirmatory discovery process. The $0.4 million for discovery costs is included as a component of General and administrative expense. On February 17, 2009, we placed the $9.5 million settlement amount into escrow. On July 16, 2009, the escrow amount was released to the plaintiff.

On November 7, 2007, we reached an agreement to settle litigation against the Company and certain of our former and current officers alleging violations of federal securities laws in connection with the restatement in 2004 of our financial statements (the "2004 Restatement Litigation"). Under the terms of the settlement, the plaintiffs agreed to release all claims against us and the other defendants in consideration for the payment of $40.0 million from us to the class of plaintiffs. In connection with the settlement, in the third quarter of fiscal 2007, we recorded a charge of $40.0 million and a related liability for the full amount of the settlement. Following the resolution of an insurance coverage dispute with our insurer on December 28, 2007, we recorded a $15.3 million insurance recovery in the fourth quarter of fiscal 2007, as such recovery became probable following the resolution of the insurance coverage dispute in December 2007.

Pursuant to the settlement, in November 2007, we deposited $25.0 million in escrow toward the settlement fund. In January 2008, our insurer deposited $15.0 million into the escrow account and paid directly to us the remaining $0.3 million in available insurance coverage.

Impairment of Intangible Assets. In the fourth quarter of fiscal 2008 we recorded $2.7 million of expense for the write-down of intangible assets related to our acquisition of Atreus. In the second quarter of fiscal 2008 we recorded $3.6 million of expense for the write-down of intangible assets and goodwill related to our acquisition of Zynetix intangible assets and goodwill, which is included as a component of Loss from discontinued operations, net of tax, in our consolidated statement of operations for the year ended December 31, 2008. None of the Company's intangible assets were determined to be impaired in fiscal 2007.

Restructuring. We recorded $0.7 million of restructuring expense in fiscal 2008 related to a headcount reduction initiative. Approximately 50 employees were affected by the reduction. We did not record any restructuring expense in fiscal 2007.

Interest Income, net. Interest income and interest expense for the years ended December 31, 2008 and 2007 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2008	2007	$	%
Interest income	$12,643	$18,393	$(5,750)	(31.3)%
Interest expense	(291)	(164)	127	77.4%
Interest income, net	$12,352	$18,229	$(5,877)	(32.2)%

The reduction in interest income, net, in fiscal 2008 compared to fiscal 2007 reflects lower average cash and investment balances, coupled with a lower average portfolio yield.

Income Taxes. For the year ended December 31, 2008, we recognized income tax expense of $79.7 million. This was comprised of a tax benefit of $8.7 million, offset by an increase to our income tax expense of $88.4 million related to an increase in the valuation allowance on substantially all of our domestic net deferred tax assets after considering all positive and negative factors as to the recoverability of these assets. This determination was based on many factors, including the severity of the current and prior year losses, cumulative three years of losses, the current severe economic recession, a significant decrease to taxable income forecasted in future periods and other relevant factors. For the year ended December 31, 2007, we recognized an income tax benefit of $8.5 million.

Discontinued Operations

Loss from discontinued operations, net of tax. In the third quarter of 2008, we committed to a plan to sell our Zynetix subsidiary, which we completed on November 27, 2008. We had acquired Zynetix on April 13, 2007. Accordingly, the results of operations of Zynetix are included in discontinued operations for the periods subsequent to its acquisition. These results are reported under the caption Loss from discontinued operations, net of tax.

In connection with the preparation of our financial statements for the second quarter of fiscal 2008 and the update of our sales forecast for the second half of the fiscal year, we conducted a review of intangible assets and goodwill for impairment indicators, during which we determined that there were no impairment indicators related to the intangible assets and goodwill allocated to the Sonus reporting unit. However, this review identified several indicators related to the intangible assets and goodwill allocated to the Zynetix reporting unit, including significant underperformance relative to plan or long-term projections. In response, we performed an assessment of the carrying value of our intangible assets and goodwill. As a result, we recorded a charge to operations of $3.6 million for the write-down of intangible assets and goodwill. Of this charge, $1.5 million related to intangible assets and $2.1 million related to goodwill. As a result, the net book values of the intangible assets and goodwill attributable to the Zynetix reporting unit were reduced to zero at June 30, 2008. The write-down of these assets is included in the results of discontinued operations for the year ended December 31, 2008.

Loss on sale of discontinued operations, net of tax. On November 26, 2008, we completed the sale of Zynetix. In consideration for all of the equity of Zynetix we received a cash payment of £1.0 (approximately U.S. $2 at November 26, 2008); all cash on the books of Zynetix at the time of closing, the intellectual property we acquired at the time we purchased Zynetix that we subsequently included in certain of our products and the buyer's assumption of all contingent liabilities related to the Zynetix business, including but not limited to any customer and product support obligations. Prior to November 26, 2008, we had entered into intellectual property agreements between our subsidiary in the United Kingdom and Zynetix. These agreements allow for perpetual licenses between us and Zynetix for intellectual property used in both parties' respective products. We recorded a loss of $0.7 million, net of tax, on the sale of Zynetix.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial position, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

At December 31, 2009, our cash, cash equivalents, marketable securities and long-term investments totaled $414.1 million.

Our operating activities provided $33.8 million of cash in fiscal 2009, compared to $16.7 million of cash used in operating activities in fiscal 2008.

Cash provided by operating activities in fiscal 2009 was primarily the result of a net decrease in accounts receivable, which was mainly driven by lower revenue levels and our focus on cash collections, partially offset by increases in other operating assets and inventory, as well as a net reduction in our operating liabilities. The increase in operating assets is primarily attributable to higher deferred costs, including cost of goods, royalties, commissions and third party installation costs, for which the related revenue has not yet been recognized. The decrease in our operating liabilities in fiscal 2009 is primarily attributable to the payment of litigation settlements and related costs, lower employee compensation and related costs, and lower professional fees, taxes payable and royalties. Our net loss, adjusted for non-cash items such as depreciation, amortization and stock-based compensation, contributed $18.9 million to the cash provided by operating activities.

Cash used in operating activities in fiscal 2008 was primarily attributable to the decreases in inventory, the insurance receivable for a litigation settlement, other operating assets and accounts receivable. These amounts were more than offset by the release of a $40.0 million litigation settlement from escrow to the plaintiffs, coupled with lower levels of deferred revenue, accrued expenses and accounts payable. The lower accounts receivable levels are the result of our efforts on cash collections. On March 31, 2008, our proposed litigation settlement related to the 2004 Restatement Litigation was approved by the court. Accordingly, the amounts that had been placed into escrow by us and our insurer were released to the plaintiff, and we eliminated the related liability and insurance receivable included in our consolidated balance sheet at December 31, 2007. As a result, our cash flows from operating activities were negatively affected by the release at March 31, 2008 of the $25.0 million we had previously placed into an escrow account, partially offset by the $9.6 million liability recorded for the settlement of the 2002 Securities Litigation. The decrease in accrued expenses is primarily attributable to lower employee compensation and related costs, including reductions for the payment of bonuses to our executives and employees under our bonus programs, payments for professional fees and royalties previously accrued, the completion of an employee stock purchase under our original Employee Stock Purchase Plan and lower withholdings under the Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP").

Our investing activities used $31.6 million of cash in fiscal 2009, comprised of $25.0 million of net purchases of marketable securities and $6.6 million of investments in property and equipment. Our investing activities provided $18.5 million of cash in fiscal 2008, primarily comprised of $8.2 million of net sales and maturities of marketable securities, and $25.0 million related to the release at March 31, 2008 of that amount in the 2004 Restatement Litigation settlement escrow account as a result of the court's approval of the settlement agreement and the release of those funds to the plaintiffs. These amounts were partially offset by $9.7 million of investments in property and equipment, and cash payments aggregating $4.9 million, net of cash acquired, for our April 18, 2008 acquisition of Atreus.

Our financing activities provided $0.3 million and $2.5 million of cash in fiscal 2009 and fiscal 2008, respectively. The fiscal 2009 amount is primarily attributable to $1.1 million of proceeds from the sale of our common stock in connection with our ESPP and $0.1 million of proceeds from the exercise of stock options. These proceeds were partially offset by $0.7 million used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.2 million used for payments on our capital leases for office equipment. The fiscal 2008 amount includes $3.8 million of proceeds from the sale of common stock in connection with our ESPP and $0.4 million of proceeds from the exercise of stock options. These proceeds were partially offset by $1.5 million used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.2 million used for payments on our capital leases for office equipment.

Contractual Obligations

Our contractual obligations (both principal and interest) at December 31, 2009 consist of the following (in thousands):

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations	$ 311	$ 240	$ 54	$ 12	$ 5
Operating lease obligations	11,570	4,603	5,152	1,256	559
Purchase obligations	15,790	15,149	641	—	—
Restructuring severance obligations	82	82	—	—	—
Uncertain tax positions*	177	177	—	—	—
	$27,930	$20,251	$5,847	$1,268	$564

* This liability is not subject to fixed payment terms and the amount and timing of payments, if any, which we will make related to this liability are not known. See Note 17 to our Consolidated Financial Statements appearing in this Annual Report on Form 10-K for additional information.

Based on our current expectations, we believe our current cash, cash equivalents, marketable debt securities and long-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least twelve months. It is difficult to predict future liquidity requirements with certainty. The rate at which we will consume cash will be dependent on the cash needs of future operations, including changes in working capital, which will, in turn, be directly affected by the levels of demand for our products, the timing and rate of expansion of our business, the resources we devote to developing our products and any litigation settlements. We anticipate devoting substantial capital resources to continue our research and development efforts, to maintain our sales, support and marketing, to improve our controls environment and for other general corporate activities, as well as to vigorously defend against existing and potential litigation. See Note 22 to our consolidated financial statements for a description of our other contingencies.

Recent Accounting Pronouncements

In October 2009, an update was issued to *Certain Arrangements that Include Software Elements*. This update removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. This update will require the Company to account for many of its multiple element arrangements as non-software transactions and could impact the timing and amounts of revenue recognized. This update is effective for us beginning January 1, 2011, although early adoption is permitted, and adoption can be applied prospectively or retrospectively. We are currently evaluating the effect that implementation of this update will have on our consolidated financial position and results of operations upon adoption.

In October 2009, an update was issued to the accounting guidance related to the separation criteria used to determine the unit of accounting for multiple element arrangements. This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under the *Fair Value Measurements and Disclosures* guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation and expands the ongoing disclosure requirements. This guidance is effective for us beginning January 1, 2011, although early adoption is permitted, and adoption can be applied prospectively or retrospectively. We are currently evaluating the effect that implementation of this update will have, if any, on our consolidated financial position and results of operations upon adoption.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations.

At December 31, 2009, our cash, cash equivalents, marketable securities and long-term investments totaled $414.1 million. We maintain an investment portfolio of various holdings, types and maturities which may include money market funds, commercial paper, corporate notes, certificates of deposit and government debt securities. At any time a sharp rise in market interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in market interest rates could have a material impact on the interest earnings of our investment portfolio. We do not currently hedge these interest rate exposures. We place our investments with high quality issuers and have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment grade securities. We manage potential losses in fair value by investing in relatively short-term investments, thereby allowing us to hold our investments to maturity. A hypothetical movement of plus or minus 50 basis points in market interest rates could affect the value of our investment portfolio by approximately $0.7 million. However, we have the ability to hold our investments until maturity, and therefore do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

Based on a hypothetical 10% adverse movement in all foreign currency exchange rates, our revenue would not be materially affected and our net loss would be adversely affected by approximately $0.4 million, although the actual effects may differ materially from the hypothetical analysis.

Item 8. Financial Statements and Supplementary Data

10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the accompanying consolidated balance sheets of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sonus Networks, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 25, 2010

SONUS NETWORKS, INC.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 125,323	$ 122,207
Marketable securities	239,223	180,786
Accounts receivable, net	47,998	75,788
Inventory, net	21,925	22,553
Deferred income taxes	562	111
Other current assets	17,508	14,937
Total current assets	452,539	416,382
Property and equipment, net	14,646	17,852
Intangible assets, net	341	568
Goodwill	5,053	5,025
Investments	49,598	84,965
Deferred income taxes	711	1,611
Other assets	17,849	9,182
	$ 540,737	$ 535,585
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 5,337	$ 9,200
Accrued expenses	19,292	28,231
Accrued litigation settlements	—	9,600
Current portion of deferred revenue	74,748	40,962
Current portion of long-term liabilities	753	1,301
Total current liabilities	100,130	89,294
Deferred revenue	25,242	37,991
Long-term liabilities	1,127	1,865
Total liabilities	126,499	129,150
Commitments and contingencies (Note 22)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value; 600,000,000 shares authorized; 276,792,897 and 275,133,894 shares issued; 274,495,987 and 272,836,984 shares outstanding at December 31, 2009 and 2008, respectively	277	275
Additional paid-in capital	1,286,326	1,272,952
Accumulated deficit	(878,810)	(873,878)
Accumulated other comprehensive income	6,712	7,353
Treasury stock, at cost; 2,296,910 common shares	(267)	(267)
Total stockholders' equity	414,238	406,435
	$ 540,737	$ 535,585

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year ended December 31,		
	2009	2008	2007
Revenue:			
Product	$136,276	$ 203,387	$225,644
Service	91,220	109,758	93,771
Total revenue	227,496	313,145	319,415
Cost of revenue:			
Product	38,893	74,274	90,976
Service	44,467	56,020	37,513
Total cost of revenue	83,360	130,294	128,489
Gross profit	144,136	182,851	190,926
Operating expenses:			
Research and development	59,864	73,098	78,898
Sales and marketing	48,929	74,364	81,602
General and administrative	43,217	62,045	56,652
Litigation settlements, net of insurance recovery	—	19,100	24,672
Impairment of intangible assets	—	2,727	—
Restructuring	3,510	702	—
Total operating expenses	155,520	232,036	241,824
Loss from operations	(11,384)	(49,185)	(50,898)
Interest expense	(183)	(291)	(164)
Interest income	4,105	12,643	18,393
Other income, net	71	358	1,068
Loss from continuing operations before income taxes	(7,391)	(36,475)	(31,601)
Income tax benefit (provision)	2,459	(79,675)	8,474
Loss from continuing operations	(4,932)	(116,150)	(23,127)
Loss from discontinued operations, net of tax of $0, $969 and $466	—	(4,491)	(1,086)
Loss on disposal of discontinued operations, net of tax of $0	—	(741)	—
Net loss	$ (4,932)	$(121,382)	$(24,213)
Loss per share			
Basic:			
Continuing operations	$ (0.02)	$ (0.43)	$ (0.09)
Discontinued operations	—	(0.02)	—
	$ (0.02)	$ (0.45)	$ (0.09)
Diluted:			
Continuing operations	$ (0.02)	$ (0.43)	$ (0.09)
Discontinued operations	—	(0.02)	—
	$ (0.02)	$ (0.45)	$ (0.09)
Shares used to compute loss per share:			
Basic	273,730	271,477	262,924
Diluted	273,730	271,477	262,924

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.
Consolidated Statements of Stockholders' Equity and Comprehensive Loss
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity	Comprehensive Loss
	Shares	Par Value				Shares	Cost		
Balance, January 1, 2007	**262,065,332**	**$262**	**$1,160,853**	**$(728,233)**	**$ (82)**	**2,296,910**	**$(267)**	**$ 432,533**	
Adjustment related to January 1, 2007 adoption of accounting for uncertain tax positions				(50)				(50)	
Issuance of common stock in connection with employee stock purchase plan	1,375,668	2	5,611					5,613	
Exercise of stock options	9,063,463	9	39,539					39,548	
Vesting of restricted stock	92,500							—	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(31,012)		(210)					(210)	
Stock-based compensation expense			42,642					42,642	
Modifications of stock options—reclassification from equity to liability awards			(1,255)					(1,255)	
Settlement of stock options—liability awards			1,231					1,231	
Stock option tender offer—reduction of equity to establish tender offer liability			(3,485)					(3,485)	
Currency translation adjustment					1,350			1,350	$ 1,350
Net loss				(24,213)				(24,213)	(24,213)
Comprehensive loss for the year ended December 31, 2007									$ (22,863)
Balance, December 31, 2007	**272,565,951**	**273**	**1,244,926**	**(752,496)**	**1,268**	**2,296,910**	**(267)**	**493,704**	
Issuance of common stock in connection with employee stock purchase plan	1,321,328		3,755					3,755	
Exercise of stock options	184,845		437					437	
Vesting of restricted stock	1,433,766	2						2	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(546,996)		(1,510)					(1,510)	
Stock-based compensation expense			25,031					25,031	
Issuance of shares in connection with Zynetix earnout agreement	175,000		313					313	
Unrealized gain on available-for-sale marketable securities, net of tax					928			928	$ 928
Currency translation adjustment					5,157			5,157	5,157
Net loss				(121,382)				(121,382)	(121,382)
Comprehensive loss for the year ended December 31, 2008									$(115,297)
Balance, December 31, 2008	**275,133,894**	**275**	**1,272,952**	**(873,878)**	**7,353**	**2,296,910**	**(267)**	**406,435**	
Issuance of common stock in connection with employee stock purchase plan	830,940	1	1,315					1,316	
Exercise of stock options	96,304		51					51	
Vesting of restricted stock	1,098,798	1						1	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(367,039)		(673)					(673)	
Stock-based compensation expense			12,681					12,681	
Unrealized loss on available-for-sale marketable securities, net of tax					(1,082)			(1,082)	$ (1,082)
Currency translation adjustment					441			441	441
Net loss				(4,932)				(4,932)	(4,932)
Comprehensive loss for the year ended December 31, 2009									$ (5,573)
Balance, December 31, 2009	**276,792,897**	**$277**	**$1,286,326**	**$(878,810)**	**$ 6,712**	**2,296,910**	**$(267)**	**$ 414,238**	

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net loss	$ (4,932)	$(121,382)	$ (24,213)
Adjustments to reconcile net loss to cash flows provided by operating activities:			
Depreciation and amortization of property and equipment	10,104	11,661	13,259
Amortization of intangible assets	232	1,155	428
Impairment of intangible assets and goodwill	—	6,357	—
Impairment of marketable equity securities	—	92	—
Stock-based compensation	12,810	25,298	42,642
Loss on disposal of property and equipment	241	325	135
Deferred income taxes	449	78,212	(4,916)
Decrease in fair value of modified stock options held by former employees	—	—	(1,068)
Changes in operating assets and liabilities:			
Accounts receivable	27,790	10,010	(13,966)
Inventory	(2,456)	19,333	(2,829)
Insurance receivable—litigation settlement	—	15,328	(15,328)
Other operating assets	(7,836)	9,814	(3,819)
Accounts payable	(4,229)	(9,167)	(1,427)
Accrued expenses	(9,803)	(13,769)	(1,131)
Accrued litigation settlements	(9,600)	(30,400)	40,000
Deferred revenue	20,987	(19,602)	4,481
Net cash provided by (used in) operating activities	33,757	(16,735)	32,248
Cash flows from investing activities:			
Purchases of property and equipment	(6,612)	(9,709)	(11,669)
Business acquisitions, net of cash acquired	—	(4,909)	(8,846)
Purchases of marketable securities	(268,971)	(370,102)	(403,906)
Sale/maturities of marketable securities	243,984	378,267	446,923
Decrease (increase) in litigation settlement escrow	—	25,000	(25,000)
Decrease in restricted cash	—	—	341
Net cash provided by (used in) investing activities	(31,599)	18,547	(2,157)
Cash flows from financing activities:			
Sale of common stock in connection with employee stock purchase plan	1,119	3,755	5,613
Proceeds from exercise of stock options	51	437	39,548
Payment of tax withholding obligations related to net share settlements of restricted stock awards	(673)	(1,510)	(399)
Principal payments of capital lease obligations	(233)	(175)	(527)
Repayment of notes payable to former Zynetix Limited shareholders	—	—	(335)
Net cash provided by financing activities	264	2,507	43,900
Effect of exchange rate changes on cash and cash equivalents	694	(1,045)	736
Net increase in cash and cash equivalents	3,116	3,274	74,727
Cash and cash equivalents, beginning of year	122,207	118,933	44,206
Cash and cash equivalents, end of year	$ 125,323	$ 122,207	$ 118,933
Supplemental disclosure of cash flow information:			
Interest paid	$ 147	$ 291	$ 167
Income taxes paid	$ 789	$ 1,650	$ 2,928
Income tax refunds received	$ 1,759	$ 192	$ 6
Supplemental disclosure of non-cash investing activities:			
Capital expenditures incurred, but not yet paid	$ 896	$ 562	$ 561
Property and equipment acquired under capital lease	$ 70	$ 1,083	$ 261

See notes to the consolidated financial statements.

(1) NATURE OF THE BUSINESS

Sonus Networks, Inc. ("Sonus" or the "Company") was incorporated in 1997 and is a leading provider of voice, video and data infrastructure solutions for wireline and wireless service providers. The Company's infrastructure solutions allow such wireline and wireless operators to build converged voice over Internet Protocol ("IP") networks. Sonus' products include carrier-class infrastructure equipment and software that enables voice services to be delivered over IP packet-based networks. The Company's target customers include both traditional and emerging communications service providers, including long distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States ("GAAP").

In the fourth quarter of 2008, the Company completed the sale of its Zynetix Ltd. ("Zynetix") subsidiary, as the Zynetix business was no longer considered part of the Company's core business. The Company recorded a loss of $0.7 million on the sale of Zynetix and a loss of $4.5 million on its operations in 2008. The results of operations of Zynetix have been classified as discontinued operations within these financial statements. The 2008 amounts reflect the results of operations of Zynetix for fiscal 2008 through November 26, 2008, the date of the sale of the subsidiary. The 2007 amounts reflect the results of operations for Zynetix for fiscal 2007 from April 13, 2007, the date of its acquisition by the Company. The loss from discontinued operations for the year ended December 31, 2008 includes $3.6 million related to the impairment of intangible assets and goodwill. Of this amount, $1.5 million relates to intangible assets and $2.1 million relates to goodwill.

Subsequent events have been evaluated through the date of this filing.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sonus and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and judgments relied upon in preparing these financial statements include revenue recognition for multiple element arrangements, allowances for doubtful accounts, inventory reserves, expected future cash flows used to evaluate the recoverability of long-lived assets, contingencies associated with revenue contracts, assumptions used to determine the fair value of stock-based compensation, assumptions used to determine the fair value of purchased intangible assets, contingent liabilities and recoverability of Sonus' net deferred tax assets and related valuation allowance. Sonus regularly assesses these estimates and records changes in estimates in the period in which they become known. Sonus bases its estimates on historical experience

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

Sonus' products are primarily marketed based on the software elements contained therein. In addition, hardware sold generally cannot be used apart from the software. Therefore, Sonus considers its principal products to be software-related. Sonus recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectibility of the related receivable is probable under customary payment terms. When Sonus has future obligations, including a requirement to deliver additional elements which are essential to the functionality of the delivered elements or for which vendor-specific objective evidence of fair value ("VSOE") does not exist or when customer acceptance is required, Sonus defers revenue recognition and related costs until those obligations are satisfied. The ordering patterns and sales lead times associated with customer orders may vary significantly from period to period.

Many of the Company's sales involve multiple-element arrangements. When a sale includes multiple elements, such as products, maintenance and/or professional services, Sonus recognizes revenue using the residual method. Revenue associated with elements for which VSOE has been established is recorded based on the VSOE value; revenue for any undelivered elements that are considered not essential to the functionality of the product and for which VSOE has been established is deferred based on the VSOE value, and any remaining arrangement fee is then allocated to, and recognized as, product revenue. VSOE is determined based upon the price charged when the same element is sold separately or established by management having the relevant pricing authority. If Sonus cannot establish VSOE for each undelivered element, including specified upgrades, it defers revenue on the entire arrangement until VSOE for all undelivered elements is known or all elements are delivered and all other revenue recognition criteria are met.

Revenue from maintenance and support services is recognized ratably over the service period. Earned maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements.

Revenue from installation services is generally recognized when the service is complete and all other revenue recognition criteria have been met. Revenue from other professional services for which VSOE has been established is typically recognized as the services are delivered if all other revenue recognition criteria have been met.

Revenue from consulting, custom development and other professional services-only engagements is recognized as services are rendered provided all other revenue recognition criteria have been met.

Sonus records deferred revenue for products delivered or services performed for which collection of the amount billed is either probable or has been collected but other revenue recognition criteria have not been met. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

subsequent to the balance sheet date is reported with long-term liabilities in the consolidated balance sheets.

Sonus defers recognition of incremental direct costs, such as cost of goods, third party installations and commissions until recognition of the related revenue. Such costs are classified as current assets if the deferred revenue is initially classified as current and noncurrent assets if the related deferred revenue is initially classified as long-term.

Sonus sells the majority of its products directly to its service provider customers. For products sold to resellers and distributors with whom the Company has at least eight quarters of consistent history regarding the potential for product returns or refunds, or any form of concession, the Company recognizes revenue on a sell-in basis. For all other resellers and distributors the Company recognizes revenue on a sell-through basis.

Beginning in the fourth quarter of fiscal 2008, the Company concluded that it no longer had sufficient evidence of VSOE on maintenance services for one of its largest customers. Therefore, all revenue related to multiple element arrangements for this customer entered into beginning in the fourth quarter of fiscal 2008 is being recognized ratably over the maintenance period. Revenue recognition on multiple element arrangements with this customer will begin when the only undelivered element of the arrangement is maintenance. At December 31, 2009 and 2008, Other assets included $3.9 million and $0.4 million, respectively, of deferred product costs related to arrangements with this customer in which both the revenue and product costs are being recognized ratably.

The Company excludes any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) from its revenue and costs. Reimbursement received for out-of-pocket expenses is recorded as revenue.

Financial Instruments

The carrying amounts of Sonus' financial instruments, which include cash equivalents, marketable securities, investments, accounts receivable and accounts payable approximate their fair values.

All investments in marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss), which is a component of stockholders' equity. Unrealized losses that are determined to be other-than-temporary, based on current and expected market conditions, are recognized in earnings. Declines in fair value determined to be credit-related are charged to earnings. The fair value of marketable securities is determined based on quoted market prices at the balance sheet dates of the same or similar instruments. The cost of marketable securities sold is determined by the specific identification method.

Financial instruments with remaining maturities or that are due within one year from the balance sheet date are classified as current. Financial instruments with remaining maturities or that are payable more than one year from the balance sheet date are classified as noncurrent.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash equivalents are stated at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss). Cash equivalents are liquid securities that have remaining maturities of three months or less at the date of purchase.

Foreign Currency Translation

For foreign subsidiaries where the functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during each period. Translation adjustments for these subsidiaries are included in Accumulated other comprehensive income (loss).

For foreign subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Revenue and expense items are translated at average rates of exchange prevailing during each period. Remeasurement adjustments are included in the consolidated statements of operations.

Realized and unrealized foreign currency gains and losses arising from transactions denominated in currencies other than the subsidiary's functional currency are reflected in earnings with the exception of intercompany transactions considered to be of a long-term investment nature.

The Company recorded losses on foreign currency remeasurement and transactions of $1.6 million, $7.2 million and $0.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts include a gain of $0.8 million in the year ended December 31, 2009, a loss of $3.8 million in the year ended December 31, 2008 and a gain of $0.1 million in the year ended December 31, 2007 related to the Company's remeasurement of its U.S. dollar foreign subsidiaries. Foreign currency gains and losses are included as a component of General and administrative expenses in the consolidated statements of operations.

Unearned Accounts Receivable

Accounts receivable, net, include unearned accounts receivable which represent products shipped to customers where Sonus has a contractual right to bill the customer and collectibility is probable under ordinary collection terms, but for which Sonus' revenue recognition criteria has not yet been satisfied.

Inventory

Inventory is stated at the lower of cost (first-in, first-out basis) or market and consists of final assembly materials and finished goods.

Deferred product costs represent deferred cost of revenue for product shipments to customers prior to satisfaction of Sonus' revenue recognition criteria. Such costs are classified as inventory if the deferred revenue is initially classified as current and in Other assets if the related deferred revenue is initially classified as long-term.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sonus provides inventory reserves based on excess and obsolete inventory determined primarily by future demand forecasts and estimated returns of defective product, and records charges to cost of revenues. Sonus assesses such demand forecasts and return history on at least a quarterly basis.

Sonus records a full inventory reserve for evaluation equipment at the time of shipment to its customers, as it is probable that the inventory value will not be realizable.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the lesser of the lease term or five years. When an asset is sold or retired, the cost and related accumulated depreciation or amortization is eliminated, and the resulting gain or loss, if any, is recognized in income (loss) from operations in the consolidated statement of operations. The Company reviews property and equipment for impairment in the same manner as intangible assets discussed below.

Intangible Assets and Goodwill

Intangible assets are primarily comprised of intellectual property, which is amortized over its estimated useful life of five years. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based upon the estimated undiscounted cash flows.

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but instead is tested for impairment at least annually, or if indicators of potential impairment exist by comparing the fair value of the Company's reporting unit to its carrying value. The Company estimates the fair value of its reporting unit using a discounted cash flow model or other valuation models, such as comparative transactions and market multiples. During the years ended December 31, 2009 and 2008, the Company completed its annual testing for impairment of goodwill and, based on those tests, concluded that no impairment of goodwill existed. The Company performs its annual testing on November 30 of each year.

Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the Company will recognize an impairment loss for the amount by which the carrying value of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future operating cash flows or appraised values, depending on the nature of the asset.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Assets

Other assets are primarily comprised of the long-term portion of deferred cost of goods sold, prepaid expenses and deposits.

Stock-Based Compensation

The Company's stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of the awards that will be forfeited. The Company uses the Black-Scholes valuation model for estimating the fair value on the date of grant of stock options. The fair value of stock option awards is affected by the Company's stock price as well as valuation assumptions, including the volatility of Sonus' stock price, expected term of the option, risk-free interest rate and expected dividends.

Research and Development Costs

Research and development costs are expensed as incurred.

Software Development Costs

The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized until the product is available for general release. The Company has determined that technological feasibility is established at the time a working model of the software is completed. The Company's process for developing software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no costs have been capitalized to date.

Concentrations of Credit and Off-Balance Sheet Risk and Single Source Suppliers

The financial instruments that potentially subject Sonus to concentrations of credit risk are cash, cash equivalents, marketable debt securities and accounts receivable. The Company's cash and cash equivalents were managed by two financial institutions at both December 31, 2009 and 2008.

Certain components and software licenses from third parties used in Sonus' products are procured from single sources of supply. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt Sonus' delivery of products and thereby materially adversely affect Sonus' revenues and operating results.

Sonus has a single contract manufacturer. Failure to manage the activities of the manufacturer could result in the disruption in the supply of its products and in delays in the fulfillment of the Company's customer orders.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $0.2 million, $0.4 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss), unrealized gains and losses on available-for-sale marketable securities and foreign currency translation adjustments for all periods presented. The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale marketable securities	Tax impact of gain (loss) on available-for-sale marketable securities	Total
Balance at January 1, 2007	$ (82)	$ —	$ —	$ (82)
Activity	1,350	—	—	1,350
Balance at December 31, 2007	1,268	—	—	1,268
Activity	5,157	1,502	(574)	6,085
Balance at December 31, 2008	6,425	1,502	(574)	7,353
Activity	441	(1,082)	—	(641)
Balance at December 31, 2009	$6,866	$ 420	$(574)	$6,712

Operating Segments

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. The Company's chief operating decision maker is its President and Chief Executive Officer.

Loss Contingencies and Reserves

Loss Contingencies. Sonus is subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. Sonus regularly evaluates current information available to determine whether such amounts should be adjusted and records changes in estimates in the period they become known.

Allowance for Doubtful Accounts. Sonus establishes billing terms at the time it negotiates purchase agreements with its customers. Sonus monitors its outstanding receivables for timely payments and potential collection issues. An allowance for doubtful accounts is estimated based on Sonus' assessment of the collectibility of specific customer accounts.

Royalty Accrual. Sonus accrues for royalties for technology it licenses from vendors based on established royalty rates and usage. In certain cases, Sonus has been contacted by third parties who

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

claim that Sonus' products infringe on certain intellectual property of the third party. Sonus evaluates these claims and accrues for royalties when it is probable that the obligation has been incurred and the amounts are reasonably estimable.

Reserve for Litigation and Legal Fees. Sonus is subject to various legal claims, including securities litigation. Sonus reserves for legal contingencies and legal fees when it is probable that a loss has been incurred and the amounts are reasonably estimable. Sonus' director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against Sonus and certain of its officers and directors. The ultimate outcome of these items is uncertain and the potential loss, if any, may be significantly different than the amounts Sonus has previously accrued.

Accounting for Income Taxes

Deferred tax assets and liabilities are recognized for the expected future consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. Such differences arise primarily from stock-based compensation, depreciation, accruals and reserves, deferred revenue, tax credits, net operating loss carryforwards and allowances for accounts receivable. Sonus records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized. Sonus has not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as the Company plans to permanently reinvest these amounts. Cumulative undistributed foreign earnings were $15.5 million and $10.1 million at December 31, 2009 and 2008, respectively.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of the benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes.

Immaterial Restatement

During the second quarter of 2009, the Company identified an error in the calculation of stock-based compensation expense for prior periods. The Company's third party equity accounting software calculated stock-based compensation expense after consideration of the impact of estimated forfeitures. However, the amount of stock-based compensation expense recognized at any date did not equal at least the grant date fair value of the vested portion of each award as of that date. Because the Company's stock option awards generally vest on a monthly basis after the first anniversary date of the award, the Company under-recognized stock-based compensation expense in certain periods. This error changes the timing of stock-based compensation expense recognition, but does not change the total stock-based compensation expense. As stock-based compensation expense is a non-cash item, this error did not impact net cash provided by (used in) operations in any period. This error resulted in the understatement of stock-based compensation expense, with a corresponding understatement of

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

additional paid-in capital, in the amounts of $2.5 million and $0.7 million for the years ended December 31, 2008 and 2007, respectively. The stock-based compensation related to deductible awards would also impact the tax provision prior to recognition of a valuation allowance on deferred tax assets in the fourth quarter of 2008.

The Company believes the correction of this error is not material to its previously issued historical consolidated financial statements; therefore, the Company has restated its 2007 and 2008 consolidated financial statements in this Annual Report on Form 10-K.

The effects of this restatement on the Company's Consolidated Balance Sheet as of December 31, 2008 and Consolidated Statements of Operations and of Cash Flows for the years ended December 31, 2008 and 2007 are as follows (in thousands, except per share data):

The effects of this immaterial restatement on the Consolidated Balance Sheet as of December 31, 2008 are as follows (in thousands):

	As previously reported	Adjustment	As restated
Stockholders' equity:			
Preferred stock	$ —	$ —	$ —
Common stock	275	—	275
Additional paid-in capital	1,269,790	3,162	1,272,952
Accumulated deficit	(870,716)	(3,162)	(873,878)
Accumulated other comprehensive income	7,353	—	7,353
Treasury stock	(267)	—	(267)
Total stockholders' equity	$ 406,435	$ —	$ 406,435

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effects of this immaterial restatement on the Consolidated Statements of Operations for the years ended December 31, 2008 and 2007 are as follows (in thousands, except per share data):

	Year ended December 31, 2008			Year ended December 31, 2007		
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Revenue:						
Product	$ 203,387	$ —	$ 203,387	$225,644	$ —	$225,644
Service	109,758	—	109,758	93,771	—	93,771
Total revenue	313,145	—	313,145	319,415	—	319,415
Cost of revenue:						
Product	74,168	106	74,274	90,947	29	90,976
Service	55,704	316	56,020	37,424	89	37,513
Total cost of revenue	129,872	422	130,294	128,371	118	128,489
Gross profit	183,273	(422)	182,851	191,044	(118)	190,926
Operating expenses:						
Research and development	72,223	875	73,098	78,652	246	78,898
Sales and marketing	73,499	865	74,364	81,358	244	81,602
General and administrative	61,739	306	62,045	56,566	86	56,652
Litigation settlements	19,100	—	19,100	24,672	—	24,672
Impairment of intangible assets	2,727	—	2,727	—	—	—
Restructuring	702	—	702	—	—	—
Total operating expenses	229,990	2,046	232,036	241,248	576	241,824
Loss from operations	(46,717)	(2,468)	(49,185)	(50,204)	(694)	(50,898)
Interest expense	(291)	—	(291)	(164)	—	(164)
Interest income	12,643	—	12,643	18,393	—	18,393
Other income, net	358	—	358	1,068	—	1,068
Loss from continuing operations before income taxes	(34,007)	(2,468)	(36,475)	(30,907)	(694)	(31,601)
Income tax (provision) benefit	(79,557)	(118)	(79,675)	8,356	118	8,474
Loss from continuing operations	(113,564)	(2,586)	(116,150)	(22,551)	(576)	(23,127)
Loss from discontinued operations, net of tax	(4,491)	—	(4,491)	(1,086)	—	(1,086)
Loss from disposal of discontinued operations, net of tax	(741)	—	(741)	—	—	—
Net loss	$(118,796)	$(2,586)	$(121,382)	$(23,637)	$(576)	$(24,213)
Loss per share:						
Basic:						
Continuing operations	$ (0.42)	$ (0.01)	$ (0.43)	$ (0.09)	$ —	$ (0.09)
Discontinued operations	(0.02)	—	(0.02)	—	—	—
	$ (0.44)	$ (0.01)	$ (0.45)	$ (0.09)	$ —	$ (0.09)
Diluted:						
Continuing operations	$ (0.42)	$ (0.01)	$ (0.43)	$ (0.09)	$ —	$ (0.09)
Discontinued operations	(0.02)	—	(0.02)	—	—	—
	$ (0.44)	$ (0.01)	$ (0.45)	$ (0.09)	$ —	$ (0.09)

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effects of this immaterial restatement on the Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007 are as follows (in thousands):

	Year ended December 31, 2008			Year ended December 31, 2007		
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Cash flows from operating activities:						
Net loss	$(118,796)	$(2,586)	$(121,382)	$(23,637)	$(576)	$(24,213)
Adjustments to reconcile net loss to cash flows provided by (used in) used in operating activities:						
Depreciation and amortization of property and equipment	11,661	—	11,661	13,259	—	13,259
Amortization of intangible assets	1,155	—	1,155	428	—	428
Impairment of intangible assets and goodwill	6,357	—	6,357	—	—	—
Impairment of marketable equity securities	92	—	92	—	—	—
Stock-based compensation	22,830	2,468	25,298	41,948	694	42,642
Loss on disposal of property and equipment	325	—	325	135	—	135
Deferred income taxes	78,094	118	78,212	(4,798)	(118)	(4,916)
Decrease in fair value of modified stock options held by former employees	—	—	—	(1,068)	—	(1,068)
Changes in operating assets and liabilities:						
Accounts receivable	10,010	—	10,010	(13,966)	—	(13,966)
Inventory	19,333	—	19,333	(2,829)	—	(2,829)
Insurance receivable—litigation settlement	15,328	—	15,328	(15,328)	—	(15,328)
Other operating assets	9,814	—	9,814	(3,819)	—	(3,819)
Accounts payable	(9,167)	—	(9,167)	(1,427)	—	(1,427)
Accrued expenses	(13,769)	—	(13,769)	(1,131)	—	(1,131)
Accrued litigation settlements	(30,400)	—	(30,400)	40,000	—	40,000
Deferred revenue	(19,602)	—	(19,602)	4,481	—	4,481
Net cash provided by (used in) operating activities	$ (16,735)	$ —	$ (16,735)	$ 32,248	$ —	$ 32,248

Recent Accounting Pronouncements

In October 2009, an update was issued to *Certain Arrangements that Include Software Elements.* This update removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. This update will require the Company to account for many of its multiple element arrangements as non-software transactions and could impact the timing and amounts of revenue recognized. This update is effective for the Company beginning January 1, 2011, although early adoption is permitted, and adoption can be applied prospectively or retrospectively. The Company is currently evaluating the effect that implementation of this update will have on its consolidated financial position and results of operations upon adoption.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In October 2009, an update was issued to the accounting guidance related to the separation criteria used to determine the unit of accounting for multiple element arrangements. This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under the *Fair Value Measurements and Disclosures* guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation and expands the ongoing disclosure requirements. This guidance is effective for the Company beginning January 1, 2011, although early adoption is permitted, and adoption can be applied prospectively or retrospectively. The Company is currently evaluating the effect that implementation of this update will have, if any, on its consolidated financial position and results of operations upon adoption.

(3) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. For periods in which the Company reports net income, diluted net income per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is antidilutive.

The calculation of shares used to compute basic and diluted earnings (loss) per share is as follows (in thousands):

	Year ended December 31,		
	2009	2008	2007
Weighted average shares outstanding—basic	273,730	271,477	262,924
Potential dilutive common shares	—	—	—
Weighted average shares outstanding—diluted	273,730	271,477	262,924

Options to purchase the Company's common stock, unvested shares of restricted stock and performance-based stock awards aggregating approximately 28.1 million shares, 40.9 million shares and 42.1 million shares have not been included in the computation of diluted loss per share for the years ended December 31, 2009, 2008 and 2007, respectively, because their effect would have been antidilutive.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS

Cash equivalents and marketable securities are invested in debt and equity instruments, primarily U.S. government-backed, municipal and corporate obligations, which management believes to be high quality (investment grade) credit instruments.

During the year ended December 31, 2009, the Company sold $6.0 million of available-for-sale securities and realized approximately $17,000 of gross gains and no gross losses as a result of these sales on a specific identification basis. These amounts are included in the Company's consolidated statement of operations for the year ended December 31, 2009.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

On June 12, 2008, the Company transferred its held-to-maturity portfolio of debt securities, aggregating $373.1 million, to the available-for-sale category. The Company recorded, at the time of the transfer, approximately $33,000 of net unrealized losses on available-for-sale securities in Accumulated other comprehensive income, net of tax. As a result of the transfer, there were no investments classified as held-to-maturity securities at December 31, 2008.

Subsequent to the transfer of its held-to-maturity portfolio to the available-for-sale category, the Company sold $90.6 million of available-for-sale securities. The Company realized approximately $82,000 of gross gains and $10,000 of gross losses in the period from June 12, 2008 through December 31, 2008 as a result of these sales. These amounts are included in the Company's consolidated statement of operations for the year ended December 31, 2008.

The Company had no marketable securities or investments with continuous unrealized losses for one year or greater at either December 31, 2009 or 2008. The Company does not intend to sell these securities and does not believe it will be required to sell any securities before they recover in value; accordingly, it does not believe these declines are other-than-temporary.

The amortized cost, gross unrealized gains and losses and fair value of the Company's marketable debt and equity securities and investments at December 31, 2009 and 2008 were comprised of the following (in thousands):

	December 31, 2009			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash equivalents	$ 95,845	$ —	$ (2)	$ 95,843
Marketable securities				
Municipal obligations	$ 4,999	$ —	$ —	$ 4,999
U.S. government agency notes	86,534	231	(11)	86,754
Corporate debt securities	77,843	294	(67)	78,070
Commercial paper	44,567	15	(5)	44,577
Certificates of deposit	24,801	34	(12)	24,823
	$238,744	$574	$ (95)	$239,223
Investments				
U.S. government agency notes	$ 6,444	$ 13	$ (2)	$ 6,455
Corporate debt securities	43,209	40	(106)	43,143
	$ 49,653	$ 53	$(108)	$ 49,598

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

	December 31, 2008			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash equivalents	$104,953	$ 2	$ —	$104,955
Marketable securities				
Equity securities	$ 45	$ —	$ —	$ 45
Municipal obligations	1,455	—	(9)	1,446
U.S. government agency notes	85,202	649	—	85,851
Corporate debt securities	24,293	163	(40)	24,416
Commercial paper	68,834	194	—	69,028
	$179,829	$1,006	$ (49)	$180,786
Investments				
U.S. government agency notes	$ 54,775	$ 585	$ —	$ 55,360
Corporate debt securities	29,647	125	(167)	29,605
	$ 84,422	$ 710	$(167)	$ 84,965

The Company's available-for-sale debt securities that are classified as Investments in the consolidated balance sheet mature after one year but within two years or less from the balance sheet date.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because the cash equivalents and marketable securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The following table shows the fair value of the Company's financial assets that are measured at fair value at December 31, 2009 and 2008, comprised of the Company's available-for-sale debt and

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

equity securities, and reported under the captions Cash and cash equivalents, Marketable securities and Investments in the consolidated balance sheet (in thousands):

		Fair value measurements at December 31, 2009 using:		
	Total carrying value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 95,843	$88,645	$ 7,198	$—
Marketable securities				
Municipal obligations	$ 4,999	$ —	$ 4,999	$—
U.S. government agency notes	86,754	—	86,754	—
Corporate debt securities	78,070	54,297	23,773	—
Commercial paper	44,577	—	44,577	—
Certificates of deposit	24,823	—	24,823	—
	$239,223	$54,297	$184,926	$—
Investments				
U.S. government agency notes	$ 6,455	$ —	$ 6,455	$—
Corporate debt securities	43,143	21,328	21,815	—
	$ 49,598	$21,328	$ 28,270	$—

		Fair value measurements at December 31, 2008 using:		
	Total carrying value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$104,955	$90,965	$ 13,990	$—
Marketable securities				
Equity securities	$ 45	$ 45	$ —	$—
Municipal obligations	1,446	—	1,446	—
U.S. government agency notes	85,851	—	85,851	—
Corporate debt securities	24,416	24,416	—	—
Commercial paper	69,028	—	69,028	—
	$180,786	$24,461	$156,325	$—
Investments				
U.S. government agency notes	$ 55,360	$ —	$ 55,360	$—
Corporate debt securities	29,605	29,605	—	—
	$ 84,965	$29,605	$ 55,360	$—

SONUS NETWORKS, INC.

Notes to Consolidated Financial Statements (Continued)

(5) ACCOUNTS RECEIVABLE

Accounts receivable consist of the following (in thousands):

	December 31,	
	2009	2008
Earned accounts receivable	$20,759	$32,957
Unearned accounts receivable	27,905	43,859
Accounts receivable, gross	48,664	76,816
Allowance for doubtful accounts	(666)	(1,028)
Accounts receivable, net	$47,998	$75,788

(6) INVENTORY, NET

Inventory consists of the following (in thousands):

	December 31,	
	2009	2008
On-hand final assemblies and finished goods inventories	$ 11,036	$ 10,223
Deferred cost of goods sold	20,132	18,617
	31,168	28,840
Less current portion	(21,925)	(22,553)
Noncurrent portion (included in Other assets)	$ 9,243	$ 6,287

(7) PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

		December 31,	
	Useful Life	2009	2008
Equipment	3 years	$ 61,504	$ 58,994
Software	2 years	11,404	10,433
Furniture and fixtures	3-5 years	866	1,104
Leasehold improvements	Shorter of the life of the lease or estimated useful life (1-5 years)	8,094	7,274
		81,868	77,805
Less accumulated depreciation and amortization		(67,222)	(59,953)
Property and equipment, net		$ 14,646	$ 17,852

The Company recorded $10.1 million, $11.7 million and $13.3 million of depreciation and amortization expense for the years ended December 31, 2009, 2008 and 2007, respectively, related to property and equipment.

(7) PROPERTY AND EQUIPMENT (Continued)

Property and equipment under capital leases included in the amounts above are as follows (in thousands):

	December 31, 2009	December 31, 2008
Cost	$ 735	$1,383
Less accumulated depreciation	(592)	(996)
Property and equipment under capital leases, net	$ 143	$ 387

In 2009 and 2008, the Company removed certain depreciable assets that were no longer in service. The gross amount of such assets totaled $3.3 million and $7.3 million in 2009 and 2008, respectively. The Company recorded losses on the disposal of these assets of $0.2 million and $0.3 million in the years ended December 31, 2009 and 2008, respectively.

The net book value of the Company's property and equipment by geographic area is as follows (in thousands):

	December 31, 2009	December 31, 2008
United States	$11,094	$14,976
Asia/Pacific	2,404	1,216
Europe	1,062	1,545
Canada	85	114
Other	1	1
	$14,646	$17,852

(8) INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets at December 31, 2009 and 2008 consist of the following (in thousands):

December 31, 2009	Useful life	Cost	Accumulated amortization	Net carrying value
Intellectual property	5 years	$ 999	$658	$341
Order backlog	1 year	287	287	—
		$1,286	$945	$341

December 31, 2008	Useful life	Cost	Accumulated amortization	Net carrying value
Intellectual property	5 years	$ 999	$504	$495
Order backlog	1 year	247	174	73
		$1,246	$678	$568

The Company amortizes its intangible assets over the estimated useful lives of the respective assets. Amortization expense related to intangible assets was $0.2 million, $1.2 million and $0.4 million

(8) INTANGIBLE ASSETS AND GOODWILL (Continued)

in the years ended December 31, 2009, 2008 and 2007, respectively. These amounts include $0.1 million of amortization expense for both years ended December 31, 2008 and 2007, that is included as a component of Loss from discontinued operations, net of tax, in the consolidated statements of operations.

Estimated future amortization expense for intangible assets recorded by the Company at December 31, 2009 is as follows (in thousands):

Years ending December 31,	
2010	$152
2011	152
2012	37
	$341

In connection with the preparation of the Company's financial statements for the fourth quarter of fiscal 2008, the Company conducted its quarterly review for impairment indicators, during which it determined that there were several impairment indicators related to the intangible assets, including significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry and economic trends, a significant change in circumstances relative to a large customer and a significant decline in the Company's stock price for a sustained period. In response, the Company performed an assessment of the carrying value of its intangible assets. This analysis concluded that the customer relationship and intellectual property intangible assets acquired in the April 18, 2008 acquisition of Atreus Systems, Inc., a privately held company with its principal office located in Ottawa, Canada (collectively with its subsidiaries, "Atreus") were impaired. Accordingly, the Company recognized an impairment loss for the amount by which the carrying value of the intangible assets exceeded the related estimated fair value. As a result, the Company recorded a charge of $2.7 million for the write-down of intangible assets in the fourth quarter of fiscal 2008. This amount is reported under the caption Impairment of intangible assets in the Company's consolidated statement of operations for the year ended December 31, 2008.

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. The changes in the carrying amount of goodwill during the years ended December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Balance at January 1		
Goodwill	$8,131	$11,503
Accumulated impairment losses	(3,106)	(3,106)
	5,025	8,397
Goodwill acquired during the year	—	276
Goodwill related to sale of business	—	(2,068)
Foreign currency translation adjustment	28	(1,580)
Balance at December 31		
Goodwill	8,159	8,131
Accumulated impairment losses	(3,106)	(3,106)
	$5,053	$ 5,025

(8) INTANGIBLE ASSETS AND GOODWILL (Continued)

The Company performed its annual test for impairment of goodwill at November 30, 2009, and concluded that there was no impairment.

(9) VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts

The activity in Sonus' allowance for doubtful accounts is as follows (in thousands):

Year ended December 31,	Balance at beginning of year	Charges to expense	Write-offs	Balance at end of year
2009	$1,028	$590	$(952)	$ 666
2008	$ 474	$813	$(259)	$1,028
2007	$ 592	$158	$(276)	$ 474

Inventory Reserves

The activity in Sonus' inventory reserves is as follows (in thousands):

Year ended December 31,	Balance at beginning of year	Charges to expense	Dispositions and sales	Balance at end of year
2009	$8,560	$3,787	$(3,281)	$9,066
2008	$9,845	$5,594	$(6,879)	$8,560
2007	$5,969	$5,839	$(1,963)	$9,845

(10) ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Employee compensation and related costs	$11,892	$13,190
Employee stock purchase plan	653	1,229
Professional fees	863	2,422
Royalties	1,039	1,809
Income taxes payable	648	1,563
Sales taxes payable	2,278	2,715
Other taxes	96	902
Restructuring	82	567
Other	1,741	3,834
	$19,292	$28,231

(11) RESTRUCTURING ACCRUAL

In the year ended December 31, 2009, the Company recorded restructuring expenses aggregating $3.5 million related to three restructuring initiatives implemented as part of the Company's efforts to

(11) RESTRUCTURING ACCRUAL (Continued)

right-size the business to align with market needs and opportunities while managing costs to position Sonus for profitable growth. These restructuring initiatives occurred on January 9, 2009, March 9, 2009 and August 12, 2009. As a result of these restructuring initiatives, the Company reduced its workforce by approximately 190 employees worldwide. The Company believes that the actions related to these restructuring initiatives are complete as of December 31, 2009 and that the payments related to these initiatives will be completed in the first quarter of fiscal 2010.

In fiscal 2008, the Company recorded $0.7 million of restructuring expense related to a restructuring initiative implemented as part of the Company's efforts to right-size the business to align with market opportunities while managing costs to position Sonus for profitable growth. Approximately 50 employees, or 5% of the then-current workforce, were affected by such restructuring initiative.

The Company reports expense for its restructuring initiatives as separately in the consolidated statements of operations. The table below summarizes the severance and related costs activity related to the Company's restructuring initiatives during the years ended December 31, 2009 and 2008 (in thousands):

Year ended December 31,	Balance at beginning of year	New initiatives charged to expense	Charges (reversals) for changes in estimate	Cash payments	Foreign exchange	Balance at end of year
2009	$567	$3,548	$(38)	$(4,003)	$ 8	$ 82
2008	$ —	$ 702	$ —	$ (135)	$—	$567

The balances at December 31, 2009 and 2008 are included as components of Accrued expenses in the Company's consolidated balance sheets.

(12) LONG-TERM LIABILITIES

Long-term liabilities consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Capital lease obligations	$ 285	$ 515
Deferred rent	1,595	1,707
Other	—	944
	1,880	3,166
Current portion of long-term liabilities	(753)	(1,301)
Long-term liabilities, net of current portion	$1,127	$ 1,865

(12) LONG-TERM LIABILITIES (Continued)

The future minimum annual payments under capital leases at December 31, 2009 are as follows (in thousands):

Years ending December 31,	
2010	$ 240
2011	42
2012	12
2013	7
2014	5
Thereafter	5
Total minimum lease payments	311
Less amount representing interest	(26)
Present value of minimum lease payments	285
Less current portion	(221)
Long-term liabilities portion	$ 64

(13) STOCK OPTION EXCHANGE OFFER

At the Company's Annual Meeting of Stockholders held on June 19, 2009 (the "2009 Annual Meeting"), the Company's stockholders approved a one-time voluntary stock option exchange program (the "Exchange Offer"). On September 8, 2009, the Company commenced the Exchange Offer, which allowed employees to surrender eligible outstanding stock options with exercise prices equal to or greater than the highest intra-day trading price of the Company's common stock as reported on The NASDAQ Global Select Market during the previous 52 weeks in exchange for a lesser amount of restricted stock. The number of shares of restricted stock granted to each participant in the Exchange Offer was determined according to exchange ratios based on a combination of exercise price and remaining contractual terms of surrendered stock options. Shares of restricted stock issued under the Exchange Offer were completely unvested at the time they were granted and will become vested on the basis of a participant's continued employment with the Company or any of its subsidiaries over a period of three years following the exchange date, with 33⅓% of the shares vesting annually.

The Exchange Offer expired on October 5, 2009. Pursuant to the Exchange Offer, a total of 185 eligible participants tendered and the Company accepted for cancellation, options to purchase an aggregate of 5,476,701 shares of the Company's common stock with exercise prices greater than or equal to $3.54 per share, with an average exercise price of $5.48 per share. The eligible stock options that were accepted for cancellation represented approximately 36% of the options eligible for participation in the Exchange Offer. In accordance with the terms and conditions of the Exchange Offer, on October 6, 2009, the Company issued 1,015,360 shares of restricted common stock in exchange for the tendered stock options. The exchange ratios were designed to provide for the grant of replacement restricted stock that has a fair value, in the aggregate, that is no greater than the fair value of the stock options surrendered. The Company recognized the insignificant incremental expense resulting from this exchange in the fourth quarter of fiscal 2009. The Company will recognize the unamortized stock-based compensation expense related to the tendered stock options, aggregating

(13) STOCK OPTION EXCHANGE OFFER (Continued)

$3.5 million, over the three-year vesting period of the restricted common stock issued under the Exchange Offer.

(14) STOCK-BASED COMPENSATION PLANS

The Company's 2007 Stock Incentive Plan, as Amended (the "2007 Plan"), was approved at the Company's Annual Meeting of Stockholders held on November 12, 2007, and became effective on that date. The 2007 Plan provides for the award of options to purchase the Company's common stock ("stock options"), stock appreciation rights ("SARs"), restricted common stock ("restricted stock"), performance-based share awards, restricted stock units and other stock-based awards to employees, officers, directors (including those directors who are not employees or officers of the Company), consultants and advisors of the Company and its subsidiaries.

At the Company's 2009 Annual Meeting, the stockholders approved amendments to the 2007 Plan, including: (1) to increase the number of shares of the Company's common stock that may be issued under the 2007 Plan by the number of shares underlying the options that were surrendered and cancelled under the Exchange Offer (see Note 13); (2) to implement a "fungible share pool" approach to manage authorized shares in order to improve the flexibility of awards going forward; (3) to provide that, in determining the number of shares available for grant, a formula will be applied such that all future awards other than stock options and stock appreciation rights will be counted against shares available as 1.5 times the number of shares covered by such award; and (4) to increase the maximum number of shares to be granted to any participant under the 2007 Plan from one million to two million shares per calendar year (the "Amended 2007 Plan").

At December 31, 2009, there were 6.0 million shares available for future issuance under the Amended 2007 Plan, of which 0.3 million shares, or 0.5 million shares using the fungible share pool formula, are committed for potential future issuance to certain of the Company's executives in the form of performance-based share awards. Due to the fungible share pool, the number of total shares available for future awards under the Amended 2007 Plan would be reduced by the fungible share pool multiple of 1.5 for each share of common stock included in an award other than a stock option or SAR award. Accordingly, the total number of shares awarded in the future under the Amended 2007 Plan could be less than the number of shares currently available for issuance.

The Company issued stock options and restricted stock under the 1997 Stock Incentive Plan (the "1997 Plan") through November 18, 2007, when the 1997 Plan expired.

Stock Options

Options are issued to purchase shares of common stock of the Company at prices that are equal to the fair market value of the shares on the date the option is granted. Options generally vest over a period of four years, with 25% of the shares subject to the option vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date. Options generally expire ten years from the date of grant. The grant date fair value of options, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are estimated based on historical experience.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

The activity related to the Company's outstanding stock options during the year ended December 31, 2009 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	36,875,380	$5.19		
Granted	1,973,000	$1.76		
Exercised	(96,304)	$0.53		
Cancelled in connection with the Exchange Offer	(5,476,701)	$5.48		
Forfeited	(1,719,688)	$5.04		
Expired	(7,474,122)	$5.09		
Outstanding at December 31, 2009	24,081,565	$4.90	4.65	$1,055
Vested or expected to vest at December 31, 2009	23,695,563	$4.92	4.59	$1,011
Exercisable at December 31, 2009	19,159,462	$5.17	3.68	$ 329

The Company used the Black-Scholes valuation model for estimating the grant date fair value of employee stock options granted using the following assumptions for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,		
	2009	2008	2007
Risk-free interest rate	1.76%–2.47%	2.18%–3.12%	4.5%
Expected dividends	—	—	—
Weighted average volatility	64.3%	71.75%	60.1%
Expected life (years)	4.5	4.5	4.5

The risk-free interest rate used is the average U.S. Treasury Constant Maturities Rate for the expected term of the award. The expected dividend yield of zero is based on the fact that the Company has never paid dividends and has no present intention to pay cash dividends. The expected life for stock options is based on a combination of the Company's historical option patterns and expectations of future employee actions.

The weighted average grant-date fair values of options granted during the years ended December 31, 2009, 2008 and 2007 were $0.97, $2.23 and $3.33, respectively. The total intrinsic values of options exercised during the years ended December 31, 2009, 2008 and 2007 were $0.1 million, $0.3 million and $17.0 million, respectively.

The Company received cash from option exercises of $0.1 million, $0.4 million and $39.5 million in the years ended December 31, 2009, 2008 and 2007, respectively.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

Restricted Stock Awards

Recipients of restricted stock awards have voting rights and rights to receive dividends, if declared. Restricted stock awards generally vest 25% on the first anniversary of the grant date, with the remaining 75% vesting in equal increments semi-annually thereafter. Restricted stock awards issued in connection with the Company's Exchange Offer vest over a period of three years following the exchange date, with 33⅓% of the shares vesting annually. The grant date fair value of restricted stock awards, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period. The fair value of restricted stock is determined based on the market value of the Company's shares on the date of grant.

The activity related to the Company's unvested restricted stock awards for the year ended December 31, 2009 is as follows:

	Shares	Weighted Average Grant-date Fair Value
Unvested balance at January 1, 2009	3,539,161	$4.40
Granted	372,500	$1.88
Granted in connection with the Exchange Offer	1,015,360	$2.04
Vested	(1,098,798)	$4.45
Forfeited	(383,727)	$5.25
Unvested balance at December 31, 2009	3,444,496	$3.29

The total fair value of restricted stock shares vested during the years ended December 31, 2009, 2008 and 2007 was $4.9 million, $7.0 million and $15.7 million, respectively.

Performance-based Stock Awards

Similar to recipients of restricted stock awards, recipients of performance-based stock awards have voting rights and rights to dividends, if declared. The Company begins to record stock-based compensation expense for performance-based stock awards at the time that it becomes probable that the respective performance conditions will be achieved. The Company will continue to recognize the grant date fair value of performance-based stock awards through the vest date of the respective awards so long as it remains probable that the related performance conditions will be satisfied. The Company recorded approximately $53,000 of stock-based compensation expense in the year ended December 31, 2009 related to 25,000 shares of common stock underlying performance-based awards for which the performance conditions were met and 50,000 shares of common stock underlying performance-based stock awards for which the Company believes it is probable that the performance conditions will be satisfied.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

The activity related to the Company's performance-based stock awards for the year ended December 31, 2009 is as follows:

	Shares	Weighted Average Grant-date Fair Value
Unvested balance at January 1, 2009	500,000	$4.35
Granted	75,000	$2.12
Vested*	(25,000)	$2.12
Forfeited	—	—
Unvested balance at December 31, 2009	550,000	$4.15

* The shares underlying these performance-based awards will be issued to the employee during the first quarter of fiscal 2010.

There are 341,167 shares of the Company's common stock that are not included in the table above, as the Company has not determined the performance metrics for these awards. The Company will begin to record stock-based compensation expense at the time that the performance metrics are defined and when it becomes probable that the respective performance conditions will be achieved.

ESPP

The Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP") is designed to provide eligible employees of the Company and its participating subsidiaries an opportunity to purchase common stock of the Company through accumulated payroll deductions.

On January 25, 2008, the Company's Board of Directors approved the ESPP. The ESPP provides for six-month consecutive offering periods commencing with the March 1, 2008 purchase period. The purchase price of the stock is equal to 85% of the market price on the last day of the offering period. Under the ESPP, because employees are entitled to purchase a variable number of shares for a fixed monetary amount, future awards are classified as share-based liabilities and recorded at fair value. However, the maximum number of shares of common stock an employee may purchase during each offering period is 2,500, subject to certain adjustments pursuant to the ESPP. The Company reclassifies these liabilities to Additional paid-in capital at the time of the share purchase, which is the date of the award.

On January 1 of each year, the aggregate number of shares of common stock available for purchase under the ESPP increases by the lesser of (i) 2% of the outstanding shares on December 31 of the preceding year or (ii) an amount determined by the Board of Directors of the Company. At December 31, 2009, 25.0 million shares were authorized and 14.5 million shares were available under the ESPP for future issuance.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

Stock-Based Compensation

The consolidated statements of operations include stock-based compensation for the years ended December 31, 2009, 2008 and 2007 as follows (in thousands):

	Year ended December 31,		
	2009	2008	2007
Product cost of revenue	$ 361	$ 734	$ 860
Service cost of revenue	1,784	2,731	3,682
Research and development	3,349	7,921	16,152
Sales and marketing	4,231	5,662	14,316
General and administrative	3,085	8,074	7,496
	$12,810	$25,122	$42,506

Excluded from the amounts above are approximately $176,000 and $136,000 of stock-based compensation expense included in the loss from discontinued operations for the years ended December 31, 2008 and 2007, respectively. In addition, the Company included $0.1 million and $0.2 million of stock-based compensation in inventory at December 31, 2009 and 2008, respectively.

The income tax benefit for employee stock-based compensation expense was $12.4 million for the year ended December 31, 2007. There is no income tax benefit for employee stock-based compensation expense for the years ended December 31, 2009 and 2008 due to the valuation allowance recorded.

At December 31, 2009, there was $19.7 million, net of expected forfeitures, of unrecognized stock-based compensation expense related to unvested stock options and restricted stock awards, as well as performance-based stock awards for which the Company believes it is probable the performance conditions will be met. This expense is expected to be recognized over a weighted average period of 2.4 years.

Common Stock Reserved

Common stock reserved for future issuance at December 31, 2009 consists of the following:

2007 Stock Incentive Plan	5,971,479
Employee Stock Purchase Plan	14,457,200
	20,428,679

The Company's policy is to issue new shares upon the exercise of stock options, vesting of restricted common stock and performance-based stock awards, and purchase of shares of common stock under the ESPP.

(15) STOCKHOLDER RIGHTS PLAN

On June 26, 2008, the Company's Board of Directors adopted a three-year stockholder rights plan (the "Rights Plan"). The Rights Plan is designed to protect stockholders, to the extent possible, from a creeping acquisition and other tactics to gain control of the Company without offering all stockholders an adequate price and control premium. The Rights Plan is intended to protect the interests of all the

(15) STOCKHOLDER RIGHTS PLAN (Continued)

Company's stockholders and to provide the Company's Board of Directors with the ability to attempt to maximize long-term stockholder value.

Under the Rights Plan, preferred stock purchase rights (the "Rights") were distributed as a dividend at the rate of one Right per share of common stock of the Company held by stockholders of record as of the close of business on July 7, 2008. Each Right entitles the stockholder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of preferred stock at a purchase price of $25.00 per Unit, subject to adjustment. The Rights were issued as a non-taxable dividend and will expire on June 26, 2011 unless earlier redeemed or exchanged.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock (which includes for this purpose shares of common stock referenced in derivative transactions or securities), or commences or publicly announces a tender or exchange offer upon consummation of which they would beneficially own 15% or more of the Company's common stock. A person or group who beneficially owned 15% or more of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan did not cause the Rights to become exercisable upon adoption of the Rights Plan. As a result, the Rights will not be triggered even though Legatum Capital Limited and certain of its affiliates (collectively, "Legatum") have reported that they beneficially owned approximately 25% of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan based on Legatum's public filings with the Securities and Exchange Commission (the "SEC"). However, Legatum and its affiliates will cause the Rights to become exercisable if they (subject to certain limited exceptions) become the beneficial owner of additional shares of the Company's common stock or their beneficial ownership decreases below 15% and subsequently increases to 15% or more. Should the Rights become exercisable, the effect would be to dilute the ownership of the beneficial owner(s) who triggered the Rights, as that beneficial owner or group of owners would not receive the Rights.

(16) EMPLOYEE DEFINED CONTRIBUTION PLAN

During the fourth quarter of fiscal 2007, the Company enhanced its 401(k) savings plan for employees by implementing a matching contribution of 50% of employee contributions, up to a maximum match of $3,000 per employee. In the first quarter of 2008, the Company's Board of Directors voted to increase the maximum match to $3,500 per employee effective January 1, 2008. The Company recorded expense related to its 401(k) savings plan of $1.2 million, $1.6 million and $0.5 million in the years ended December 31, 2009, 2008 and 2007, respectively.

(17) INCOME TAXES

The components of income (loss) from continuing operations before income taxes consist of the following (in thousands):

	Year ended December 31,		
	2009	2008	2007
Income (loss) before income taxes:			
United States	$(8,135)	$(39,253)	$(34,843)
Foreign	744	2,778	3,242
	$(7,391)	$(36,475)	$(31,601)

(17) INCOME TAXES (Continued)

The Company recorded an income tax benefit for discontinued operations of $1.0 million and $0.5 million for the years ended December 31, 2008 and 2007, respectively.

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	Year ended December 31,		
	2009	2008	2007
Provision (benefit) for income taxes:			
Current:			
Federal	$(1,388)	$ (401)	$ 647
State	(15)	125	395
Foreign	(1,505)	2,159	1,788
Total current	(2,908)	1,883	2,830
Deferred:			
Federal	5,156	(8,176)	(8,139)
State	(706)	(2,173)	(2,233)
Foreign	449	(246)	(932)
Change in valuation allowance	(4,450)	88,387	—
Total deferred	449	77,792	(11,304)
Total	$(2,459)	$79,675	$ (8,474)

A reconciliation of the Company's effective tax rate for continuing operations to the statutory federal rate is as follows:

	Year ended December 31,		
	2009	2008	2007
U.S. Statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(9.8)	(5.6)	4.1
Foreign income taxes	(17.8)	2.4	(1.1)
Foreign dividends	—	1.1	4.1
Stock-based compensation	14.8	14.6	10.1
Tax credits	(22.6)	(3.9)	(14.0)
Uncertain tax positions	0.2	0.1	1.6
Valuation allowance	33.2	242.3	—
Other, net	3.7	2.5	3.4
Effective income tax rate	(33.3)%	218.5%	(26.8)%

(17) INCOME TAXES (Continued)

The following is a summary of the significant components of deferred income tax assets and liabilities (in thousands):

	December 31, 2009	December 31, 2008
Assets:		
Net operating loss carryforwards	$ 38,468	$ 36,010
Capital loss carryforward	5,169	5,169
Research and development tax credits	18,004	17,435
Other tax credits	575	1,485
Intangible assets	907	1,037
Deferred revenue	13,634	12,915
Accrued expenses	7,001	13,090
Inventory	4,035	4,134
Stock-based compensation	27,047	27,567
Other temporary differences	4,923	5,854
	119,763	124,696
Valuation allowance	(117,817)	(122,267)
Total deferred tax assets	1,946	2,429
Liabilities:		
Purchased intangible assets	(99)	(133)
Unrealized gain on available-for-sale securities	(574)	(574)
Total deferred tax liabilities	(673)	(707)
Total net deferred tax assets	$ 1,273	$ 1,722
Deferred tax asset—current	$ 562	$ 111
Deferred tax asset—noncurrent	711	1,611
Total net deferred tax assets	$ 1,273	$ 1,722

At December 31, 2009, the Company had cumulative net operating losses ("NOL") for federal and state income tax purposes of $138.6 million and $30.5 million, respectively. The federal NOL carryforwards expire at various dates from 2020 through 2029. The state NOL expires at various dates from 2010 through 2028. Approximately $102 million of the federal NOL is attributable to stock option deductions. The Company's federal NOL carryforward for tax return purposes is approximately $32 million greater than its recognized federal NOL for financial reporting purposes, as excess tax benefits (stock compensation deductions in excess of book compensation costs) are not recognized until realized. The tax benefit of this loss would be recognized for financial statement purposes in the period in which the tax benefit reduces income taxes payable, which will not be recognized until the Company recognizes a reduction in taxes payable from all other NOL carryforwards. In addition, the Company has approximately $27 million of deferred tax assets as of December 31, 2009 related to compensation expenses recognized for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. As employees will not exercise the underlying options unless the current market price exceeds the option exercise price and the Company's tax deduction for restricted shares is determined as the shares vest, the ultimate realization of the benefit related to stock options

(17) INCOME TAXES (Continued)

is directly associated with the price of the Company's common stock. At December 31, 2009, the Company's stock price of $2.11 was well below the weighted average exercise price of the Company's stock options of $4.90.

The Company also has available federal and state research and development credit carryforwards of $23.7 million that expire at various dates from 2015 through 2029. The Company is taking advantage of the five year Alternative Minimum Tax ("AMT") NOL carryback, included in the Worker, Homeownership and Business Assistance of 2009. The Company is carrying back AMT NOL generated in 2009 to the previous five tax years as the 90% limitation on AMT NOL has been suspended for the extended loss carryback. The carryback is expected to generate a refund of $1.1 million for the Company, which results in a current year federal benefit due to the existence of a valuation allowance in the U.S.

The Company has available $13.4 million of capital loss carryover resulting from the sale of Zynetix on November 26, 2008, which has been reflected in discontinued operations. The capital loss is only available to offset capital gains. Because it is not more likely than not that the Company will realize a benefit prior to the expiration of the capital loss carryforward in 2013, a full valuation allowance has been established against the $5.2 million tax benefit associated with this capital loss.

During the fourth quarter of fiscal 2008, the Company's results of operations produced cumulative losses over the last three years and the Company completed its forecast for the upcoming fiscal year. Forming a conclusion that a valuation allowance is needed when cumulative losses exist requires a significant amount of judgment. Deferred tax assets are required to be reduced by a valuation allowance, if based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of the Company's evaluation, the Company concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to its cumulative losses and other factors. Accordingly, the Company recorded an increase to its valuation allowance of $88.4 million on substantially all of its domestic net deferred tax assets after considering all positive and negative factors as to the recoverability of these assets. This determination was based on many factors, including the severity of the current and prior year losses, three years of cumulative losses, the current severe economic recession, a significant decrease to taxable income forecasted in future periods, and other relevant factors.

During fiscal 2009, the Company performed the same analysis as in fiscal 2008 to determine whether there was sufficient evidence to conclude that a valuation allowance was still required. As with fiscal 2008, the Company's results of operations produced cumulative losses over the last three years. Additionally, the Company has forecasted a loss for the upcoming fiscal year. Based on this analysis, the Company concluded that insufficient positive evidence exists to overcome the more objective negative evidence related to its cumulative losses and other factors. Accordingly, the Company has maintained a valuation allowance against its domestic deferred tax asset amounting to $117.8 million, a decrease of $4.5 million from fiscal 2008.

The Company operates under a tax holiday in India, which has been extended through March 2011.

(17) INCOME TAXES (Continued)

A reconciliation of the Company's unrecognized tax benefits is as follows (in thousands):

	2009	2008	2007
Unrecognized tax benefits at January 1	$ 7,526	$6,167	$ 7,122
Increases related to current year tax positions	2,562	1,561	518
Settlements	(18)	(202)	(1,473)
Unrecognized tax benefits at December 31	$10,070	$7,526	$ 6,167

As of the date of adoption of the guidance related to uncertain tax positions, the Company elected to include any applicable interest and penalties related to uncertain tax positions in its income tax provision in its consolidated statement of operations. During the years ended December 31, 2009, 2008 and 2007, the Company recorded liabilities for potential penalties and interest of $18,000, $18,000 and $87,000, respectively. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months. Due to the Company's valuation allowance at December 31, 2009, none of the Company's unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. Generally, the tax years 2005 through 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company's federal NOLs generated prior to 2003 could be adjusted on examination even though the year in which the loss was generated is otherwise closed by the statute of limitations. The Company's primary state jurisdiction, Massachusetts, has open periods from 2005 through 2009.

(18) MAJOR CUSTOMERS

The Company had no customers that contributed greater than 10% of consolidated revenue in the year ended December 31, 2009. AT&T contributed 29% and 32% of the Company's consolidated revenue in the years ended December 31, 2008 and 2007, respectively. There were no other customers that contributed greater than 10% of the Company's consolidated revenue in either year.

At December 31, 2009 there were no customers that accounted for 10% or more of the Company's accounts receivable balance. At December 31, 2008, two customers each accounted for 10% or more of Sonus' accounts receivable balance, aggregating approximately 28% of the Company's accounts receivable balance. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts and such losses have been within management's expectations.

(19) GEOGRAPHIC AND OPERATING SEGMENT INFORMATION

The Company's classification of revenue by geographic area is determined by the location of the Company's customers. The following table summarizes revenue by geographic area as a percentage of total revenue:

	Year ended December 31,		
	2009	2008	2007
United States	70%	70%	74%
Europe, Middle East and Africa	18	15	14
Japan	9	10	9
Other Asia Pacific	1	3	1
Other	2	2	2
	100%	100%	100%

International revenue, both as a percentage of total revenue and absolute dollars, may vary from one period to the next, and accordingly, current data may not be indicative of future periods.

The Company's service revenue is comprised of the following (in thousands):

	Year ended December 31,		
	2009	2008	2007
Maintenance	$69,132	$ 78,996	$70,758
Professional services	22,088	30,762	23,013
	$91,220	$109,758	$93,771

Product revenue components are not provided, as it would be impracticable to provide this information.

(20) LITIGATION SETTLEMENTS

2002 Securities Litigation

On January 6, 2006, a purchaser of the Company's common stock filed a complaint in the United States District Court for the District of Massachusetts that was essentially identical to an Amended Consolidated Complaint previously filed against the defendants and dismissed on October 5, 2005 alleging that Sonus made false and misleading statements about its products and business. The court appointed the Public Employees' Retirement System of Mississippi as lead plaintiff. The lead plaintiff filed an Amended Consolidated Complaint (the "2002 Securities Litigation"). On April 19, 2007, the defendants filed a motion to dismiss the 2002 Securities Litigation. On September 23, 2008, Sonus agreed to settle the litigation and, on October 3, 2008, entered into a Memorandum of Understanding with the plaintiffs setting forth the terms of the settlement. Pursuant to the settlement, subject to confirmatory discovery and final court approval, the Company agreed to pay $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. In addition, the Company incurred $0.4 million in incremental legal fees in connection with the confirmatory discovery and settlement approval process. Of these amounts, $9.6 million is included as a component of Litigation settlements, net of insurance recovery, and $0.4 million is included as a component of General and administrative expense in the Company's consolidated statement of

(20) LITIGATION SETTLEMENTS (Continued)

operations for the year ended December 31, 2008. On February 4, 2009, the Court issued an order in which it certified a settlement class, preliminarily approved the settlement, and ordered that notice be sent to the settlement class. The hearing on final court approval of the settlement was held on June 16, 2009, and the court entered its Orders finally approving the settlement and the request of plaintiffs' counsel for attorneys' fees on June 23, 2009. There were no class member objections to the settlement. At December 31, 2008, the Company had accrued $10.0 million related to this settlement, of which $9.6 million is included as Accrued litigation settlements and $0.4 million is included as a component of Accrued expenses in the Company's consolidated balance sheet at December 31, 2008. On February 17, 2009, the Company placed the $9.5 million into escrow related to this settlement. On July 16, 2009, the escrow amount was released to the plaintiffs. The Company did not have any insurance available for this claim.

C2 Patent Litigation

On June 14, 2006, C2 Communications ("C2") sued AT&T, Inc., Verizon Communications, Inc., Qwest, Bellsouth Corporation, Sprint Nextel Corporation, Global Crossing and Level 3 in the Eastern District of Texas, Marshall Division. C2 alleged that each of the defendants infringed U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System." Sonus agreed, subject to certain conditions, to assume the defense of Qwest, Global Crossing and Level 3 in this litigation to the extent the claim resulted from their use of products purchased from Sonus. During the trial, on September 16, 2008, Sonus reached an agreement to settle this litigation. The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against Qwest, Global Crossing and Level 3 as well as fully paid licenses to the Company, Qwest, Global Crossing and Level 3. The settlement was paid on September 24, 2008. The settlement expense is included as a component of Litigation settlements, net of insurance recovery, in the Company's consolidated statements of operations for the year ended December 31, 2008.

Sprint Patent Litigation

On January 24, 2008, Sprint Communications sued two of the Company's customers, Broadvox and Nuvox, for patent infringement in two separate suits in the District of Kansas. Pursuant to the indemnification obligation in the Company's agreement with Broadvox, Broadvox requested and the Company agreed, subject to certain conditions, to assume the defense in this litigation on behalf of Broadvox to the extent the claims result from its use of Sonus products. Pursuant to a settlement that was reached, the Company paid a nominal amount of money and Sprint Communications dismissed the suit without prejudice.

2004 Restatement Litigation

Beginning in February 2004, a number of purported shareholder class action complaints were filed in the United States District Court for the District of Massachusetts against the Company and certain of its former and current officers and directors. On June 28, 2004, the court consolidated these claims. On December 1, 2004, the lead plaintiff filed a consolidated amended complaint. The complaint asserted claims under the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act of 1934, as amended, and Sections 11, 12(a) and 15 of the Securities Act of 1933, a amended, relating to the restatement of the Company's financial results for fiscal 2001, fiscal 2002 and the first

(20) LITIGATION SETTLEMENTS (Continued)

three quarters of fiscal 2003. On November 7, 2007, the Company and the plaintiff agreed to settle the litigation for $40 million. The Company recorded $24.7 million of expense, net of insurance recovery, for the settlement of the litigation in fiscal 2007. On March 31, 2008, the court approved the settlement and the settlement was paid from funds held in escrow.

2006 Stock Option Accounting Litigation

On January 19, 2007, a purported shareholder derivative lawsuit was filed in the Superior Court Department of Middlesex County of Massachusetts against certain of the Company's directors and officers, also naming the Company as a nominal defendant. Another purported shareholder filed a virtually identical complaint. The suits asserted similar claims and sought relief similar to the derivative suits filed in federal court. On May 7, 2007, the plaintiffs filed a consolidated complaint. On June 6, 2007, the defendants moved to dismiss the consolidated complaint. The court held a hearing on the motion on August 14, 2007 and took the matter under advisement. On November 12, 2007, the plaintiffs filed a motion to voluntarily dismiss the complaint without prejudice so plaintiffs could pursue an action in the Delaware Chancery Court to enforce their rights to inspect the Company's books and records under Section 220 of the Delaware Code. The defendants opposed the motion. On December 7, 2007, the court granted the motion to voluntarily dismiss without prejudice subject to plaintiffs' paying the defendants' reasonable legal fees within 30 days of the court's order. The court further ruled that the case would be dismissed with prejudice if the plaintiff did not pay the defendants' legal fees within 30 days. The plaintiffs did not pay the defendants' legal fees within the required 30 days. Accordingly, on January 8, 2008, the defendants requested entry of judgment, and on January 16, 2008, the court issued an order allowing the request and dismissing the case with prejudice. On February 5, 2008, the plaintiffs filed a notice of appeal of that order. However, on April 23, 2008, the plaintiffs voluntarily dismissed their appeal. The claim described above did not have a material impact on the Company's financial position or results of operations.

IRS Audit

In May 2007, the Internal Revenue Service ("IRS") notified the Company that its payroll tax returns for the years ended December 31, 2004, 2005 and 2006 had been selected for audit in connection with the Company's stock option review. In connection with the restatement of its financial statements, the Company recorded $1.6 million of accrued liabilities for additional federal and state payroll tax, penalties and interest related to adjustments resulting from errors in stock option accounting. In April 2008, the Company reached an agreement with the IRS and paid $496,000 to settle this audit.

Employment Litigation

On February 19, 2008, James Collier, the Company's former Vice President of Sales, filed a complaint against the Company in the United States District Court for the District of New Jersey. The complaint alleged that the Company breached Mr. Collier's employment agreement by failing to pay severance in the amount of $600,000 and provide benefits claimed to be owed under the employment agreement. In July 2008 the parties agreed to settle the claim for an amount that did not have a material impact on the Company's financial position or results of operations.

(21) RELATED PARTIES

The Company's President and Chief Executive Officer serves on the Board of Directors of Comverse Technology ("Comverse"), a worldwide provider of software and systems. Comverse has several majority-owned subsidiaries, including Ulticom, Inc. and Verint Systems. All three companies are vendors of the Company. The Company had well-established and ongoing business relationships with these vendors prior to the appointment of Dr. Nottenburg as the Company's President and Chief Executive Officer effective June 13, 2008. Costs incurred for purchases from these companies, in the aggregate, were $6.5 million for the year ended December 31, 2009 and $3.5 million for the period from June 13, 2008 through December 31, 2008. At December 31, 2009 and 2008, the Company had aggregate outstanding accounts payable balances of $0.2 million and $0.5 million, respectively, to these companies.

(22) COMMITMENTS AND CONTINGENCIES

Leases

Sonus leases its facilities under operating leases, which expire through 2016. Sonus is responsible for certain real estate taxes, utilities and maintenance costs under these leases. The Company's corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 130,000 square feet under a lease that expires in July 2012. Sonus moved into this facility in January 2007. Rent expense was $5.6 million, $5.2 million and $3.9 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum payments under operating lease arrangements as of December 31, 2009 are as follows (in thousands):

Years ending December 31,	
2010	$ 4,603
2011	3,313
2012	1,839
2013	628
2014	628
Thereafter	559
	$11,570

2001 IPO Litigation

In November 2001, a purchaser of the Company's common stock filed a complaint in the United States District Court for the Southern District of New York against the Company, two of its officers and the lead underwriters alleging violations of the federal securities laws in connection with the Company's initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser seeks to represent a class of persons who purchased the Company's common stock between the date of the IPO on May 24, 2000 and December 6, 2000. An amended complaint was filed in April 2002. The amended complaint alleges that the Company's registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after market. The claims

(22) COMMITMENTS AND CONTINGENCIES (Continued)

against the Company are asserted under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 11 of the Securities Act of 1933, as amended (the "Securities Act"), and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly-traded companies and their IPO underwriters which, along with the actions against the Company, have been transferred to a single federal judge for purposes of coordinated case management.

On July 15, 2002, the Company, collectively with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily dismissed the claims against many of the individual defendants, including the Company's officers named in the complaint. On February 19, 2003, the court granted a portion of the motion to dismiss by dismissing the Section 10(b) claims against certain defendants including the Company, but denied the remainder of the motion as to the defendants.

In June 2003, a special committee of the Company's Board of Directors authorized Sonus to enter into a proposed settlement with the plaintiffs on terms substantially consistent with the terms of a Memorandum of Understanding negotiated among representatives of the plaintiffs, the issuer defendants and the insurers for the issuer defendants. In October 2004, the court certified the class in a case against certain defendants. On February 15, 2005, the court preliminarily approved the terms of the proposed settlement contingent on modifications to the proposed settlement. On August 31, 2005, the court approved the terms of the proposed settlement, as modified. On April 24, 2006, the court held a hearing on a motion to approve the final settlement and took the matter under advisement.

On December 5, 2006, the United States Court of Appeals for the Second Circuit reversed the court's October 2004 order certifying a class. On June 25, 2007, the court entered an order terminating the settlement. On November 13, 2007, the issuer defendants in certain designated "focus cases" filed a motion to dismiss the second consolidated amended class action complaints that were filed in those cases. On March 26, 2008, the court issued an Opinion and Order denying, in large part, the motions to dismiss the amended complaints in the "focus cases." On April 2, 2009, the plaintiffs filed a motion for preliminary approval of a new proposed settlement between plaintiffs, the underwriter defendants, the issuer defendants and the insurers for the issuer defendants. On June 10, 2009, the court issued an opinion preliminarily approving the proposed settlement, and scheduling a settlement fairness hearing for September 10, 2009. On August 25, 2009, the plaintiffs filed a motion for final approval of the proposed settlement, approval of the plan of distribution of the settlement fund and certification of the settlement classes. A settlement fairness hearing was held on September 10, 2009. On October 5, 2009, the court issued an opinion granting plaintiffs' motion for final approval of the settlement, approval of the plan of distribution of the settlement fund and certification of the settlement classes. Various notices of appeal of the court's October 5, 2009 order have been filed. An Order and Final Judgment was entered on January 14, 2010. Due to the inherent uncertainties of litigation, the Company is unable to determine the ultimate outcome or potential range of loss, if any.

On October 5, 2007, Vanessa Simmonds, a purported shareholder, filed a complaint in the United States District Court for the Western District of Washington for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters in the IPO in 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial

(22) COMMITMENTS AND CONTINGENCIES (Continued)

complaint. The amended complaint seeks recovery against the underwriters for profits they received from the sale of the Company's common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. Between October 2, 2007 and October 12, 2007, the plaintiff also filed 54 separate lawsuits naming 54 additional issuers as nominal defendants and ten underwriters as defendants. These 54 cases, along with the complaint filed by the plaintiff with respect to the Company's IPO, were reassigned to the Honorable James L. Robart (the "Judge") as related cases. On July 25, 2008, the underwriters and 29 of the issuer defendants (including Sonus) filed motions to dismiss the case. On September 8, 2008, the plaintiff filed oppositions to the motions, and the issuer and underwriter defendants filed replies in support of their motions to dismiss on October 23, 2008. Oral argument on all motions to dismiss was held on January 16, 2009, at which time the Judge took the pending motions to dismiss under advisement. The Judge stayed discovery pending his ruling on all motions to dismiss.

On March 12, 2009, the court entered its judgment and granted the moving issuers' motion to dismiss, finding plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them. The Judge also granted the underwriters' motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were time-barred under the applicable statute of limitations.

On March 31, 2009, the plaintiff-appellant appealed the judgment to the United States Court of Appeals for the Ninth Circuit, and thereafter filed an amended notice of appeal on April 10, 2009 at the court's request. The underwriter defendants filed a cross-appeal in each of the cases wherein the issuers moved for dismissal (including the appeal relating to the Sonus IPO). The plaintiff's opening brief on appeal was filed on August 26, 2009, and the issuers' (including the Company) and the underwriters' responses were filed on October 2, 2009. The plaintiff filed a reply brief on November 2, 2009, and underwriters filed a reply brief on their cross-appeal on November 17, 2009. The Company does not currently expect that this claim will have a material impact on its financial position or results of operations.

2006 Stock Option Accounting Investigation

As announced on March 19, 2007, the SEC is conducting a formal private investigation into the Company's historical stock option granting practices. If the Company is subject to adverse findings, it could be required to pay damages or penalties or have other remedies imposed, including criminal penalties, which could aversely impact the Company's business, financial position or results of operations.

Other

In addition, we are often a party to disputes and legal proceedings that we consider routine and incidental to our business. Management does not expect the results of any of these actions to have a material adverse effect on our business, results of operations or financial condition.

(23) QUARTERLY RESULTS (UNAUDITED)

The following tables present the Company's quarterly operating results for the years ended December 31, 2009 and 2008. The information for each of these quarters is unaudited and has been

(23) QUARTERLY RESULTS (UNAUDITED) (Continued)

prepared on the same basis as the audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited consolidated quarterly results when read in conjunction with the Company's audited consolidated financial statements and related notes.

	First Quarter	Second Quarter(1)	Third Quarter(1)(2)	Fourth Quarter(1)(3)
	(In thousands, except per share data)			
Fiscal 2009				
Revenue	$ 41,012	$ 61,607	$ 56,165	$ 68,712
Cost of revenue	17,797	21,315	20,915	23,333
Gross profit	$ 23,215	$ 40,292	$ 35,250	$ 45,379
Income (loss) from operations	$(17,764)	$ 2,268	$ (3,529)	$ 7,641
Net income (loss)	$(16,227)	$ 4,383	$ (3,397)	$ 10,309
Earnings (loss) per share(4):				
Basic	$ (0.06)	$ 0.02	$ (0.01)	$ 0.04
Diluted	$ (0.06)	$ 0.02	$ (0.01)	$ 0.04
Shares used in computing earnings (loss) per share:				
Basic	273,095	273,543	273,907	274,359
Diluted	273,095	273,768	273,907	275,152

(23) QUARTERLY RESULTS (UNAUDITED) (Continued)

	First Quarter(5)	Second Quarter(1)(5)	Third Quarter(1)(2)(5)	Fourth Quarter(1)(3)(5)
	(In thousands, except per share data)			
Fiscal 2008				
Revenue	$ 73,627	$ 87,790	$ 62,184	$ 89,544
Cost of revenue	27,753	29,642	23,167	49,732
Gross profit	$ 45,874	$ 58,148	$ 39,017	$ 39,812
Income (loss) from operations	$ (3,260)	$ 7,500	$ (37,474)	$ (15,951)
Income (loss) from continuing operations	$ 728	$ 3,313	$ (20,683)	$ (99,508)
Loss from discontinued operations, net of tax	$ (396)	$ (3,349)	$ (563)	$ (183)
Loss on sale of discontinued operations, net of tax	$ —	$ —	$ —	$ (741)
Net income (loss)	$ 332	$ (36)	$ (21,246)	$ (100,432)
Earnings (loss) per share(4):				
Basic:				
Continuing operations	$ —	$ 0.01	$ (0.08)	$ (0.37)
Discontinued operations	—	(0.01)	—	—
	$ —	$ —	$ (0.08)	$ (0.37)
Earnings (loss) per share(4):				
Diluted:				
Continuing operations	$ —	$ 0.01	$ (0.08)	$ (0.37)
Discontinued operations	—	(0.01)	—	—
	$ —	$ —	$ (0.08)	$ (0.37)
Shares used in computing earnings (loss) per share:				
Basic	270,590	271,150	271,619	272,536
Diluted	271,222	273,710	271,619	272,536

(1) The 2008 quarterly periods include the results of operations of Atreus for the period subsequent to its acquisition by the Company on April 18, 2008.

(2) The 2008 quarterly period includes $19.1 million of expense related to litigation settlements and $2.7 million of expense for the impairment of intangible assets.

(3) The 2008 quarterly period includes $88.4 million of income tax expense related to the recording of a valuation allowance on certain deferred tax assets.

(4) Net income (loss) per share is calculated independently for each of the quarters presented; accordingly, the sum of the quarterly net income (loss) per share may not equal the total calculated for the year.

(5) The unaudited quarterly operating results for the 2008 quarterly periods have been corrected to give effect to the immaterial restatement described in Note 2.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The certifications of our principal executive officer and principal financial officer required in accordance with Rule 13a-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to this Annual Report on Form 10-K. The disclosures set forth in this Item 9A contain information concerning the evaluation of our disclosure controls and procedures, and changes in internal control over financial reporting, referred to in paragraph 4 of the certifications. Those certifications should be read in conjunction with this Item 9A for a more complete understanding of the matters covered by the certifications.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our management (with the participation of our Chief Executive Officer and Interim Chief Financial Officer) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2009.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made in accordance with authorizations of management and directors of the company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.*

Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective at the reasonable assurance level described above.

Our registered public accounting firm has issued an attestation report on our internal control over financial reporting. This report appears below.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls. Our management has concluded that our disclosure controls and procedures and internal controls provide reasonable assurance that the objectives of our control system are met. However, our management (including our Chief Executive Officer and Interim Chief Financial Officer) does not expect that the disclosure controls and procedures or internal controls will prevent all error and/or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, within the company have been or will be detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the internal control over financial reporting of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 25, 2010

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is included under the caption "Executive Officers of the Registrant," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Business Conduct and Ethics" and "Board Meetings and Committees" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year and is incorporated herein by reference.


10-K

Item 11. Executive Compensation

The information required by this Item 11 is included under the captions "Director Compensation," "Summary of Executive Compensation," "Plan-Based Awards," "Option Holdings," "Severance and Change-in-Control Arrangements," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is included under the captions "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is included, as applicable, under the captions "Severance and Change-in-Control Agreements," "Indemnification Agreements," "Director Independence" and "Transactions with Related Persons" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is included under the captions "Fees for Independent Registered Public Accounting Firm during the years ended December 31, 2009 and 2008" and "Policy on Audit Committee Pre-approval of Audit and Non-audit Services" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1) Financial Statements

The consolidated financial statements of the Company are listed in the index under Part II, Item 8, of this Annual Report on Form 10-K.

2) Financial Statement Schedules

None. All schedules are omitted because they are not applicable, not required under the instructions or the information is contained in the consolidated financial statements, or notes thereto, included herein.

3) List of Exhibits

The Exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONUS NETWORKS, INC.

February 25, 2010

By: /s/ RICHARD N. NOTTENBURG

Richard N. Nottenburg
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ RICHARD N. NOTTENBURG Richard N. Nottenburg	President and Chief Executive Officer (Principal Executive Officer)	February 25, 2010
/s/ WAYNE PASTORE Wayne Pastore	Vice President of Finance, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer) and Interim Chief Financial Officer (Principal Financial Officer)	February 25, 2010
/s/ HOWARD E. JANZEN Howard E. Janzen	Chairman	February 25, 2010
/s/ JAMES K. BREWINGTON James K. Brewington	Director	February 25, 2010
/s/ JOHN P. CUNNINGHAM John P. Cunningham	Director	February 25, 2010
/s/ BEATRIZ INFANTE Beatriz Infante	Director	February 25, 2010
/s/ JOHN A. SCHOFIELD John A. Schofield	Director	February 25, 2010
/s/ SCOTT E. SCHUBERT Scott E. Schubert	Director	February 25, 2010
/s/ PAUL J. SEVERINO Paul J. Severino	Director	February 25, 2010
/s/ H. BRIAN THOMPSON H. Brian Thompson	Director	February 25, 2010

EXHIBIT INDEX

Exhibit No.	Description
3.1(d)	Fourth Amended and Restated Certificate of Incorporation of Sonus Networks, Inc., as amended
3.1(e)	Certificate of Designation specifying the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share
3.2(d)	Amended and Restated By Laws of Registrant
4.1(b)	Form of Stock Certificate representing shares of Sonus Networks, Inc. Common Stock
4.2(e)	Rights Agreement, dated June 26, 2008, between the Registrant and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and Exhibit C thereto a Summary of Rights to Purchase Shares of Preferred Stock
10.1(a)	Registration Rights Agreement, dated as of November 2, 2000, by and among Sonus Networks, Inc. and the Stockholder parties thereto
10.2(b)+	Amended and Restated 1997 Stock Incentive Plan of the Registrant
10.3(f)+	Form of Stock Option Agreement under the 1997 Stock Incentive Plan
10.4(f)+	Form of Director and Officer Indemnity Agreement
10.5(g)	Form of Resale Restriction Agreement
10.6(h)	Sublease Agreement, dated February 22, 2006, by and between Teradyne, Inc. and Sonus Networks, Inc. with respect to property located at 7 Technology Park Drive, Westford, Massachusetts
10.7(i)+	Form of Consent to Stock Option Amendment
10.8(j)+	Separation of Employment Agreement dated September 6, 2007 by and between the Registrant and Ellen B. Richstone
10.9(k)+	Separation of Employment Agreement dated August 7, 2007 by and between the Registrant and Albert A. Notini
10.10(d)	2007 Stock Incentive Plan, as amended
10.11(q)	Amended and Restated 2000 Employee Stock Purchase Plan of Registrant, effective as of March 31, 2008
10.12(r)	Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan
10.13(r)	Form of Restricted Stock Agreement under 2007 Stock Incentive Plan
10.14(l)+	Employment Agreement between the Registrant and Richard N. Nottenburg signed on May 16, 2008
10.15(m)+	Executive Severance and Arbitration Agreement between the Registrant and Matthew Dillon signed on October 7, 2008
10.16(m)+	Executive Severance and Arbitration Agreement between the Registrant and Mohammed Shanableh signed on October 7, 2008
10.17(n)+	Separation of Employment Agreement between the Registrant and Chuba Udokwu signed on October 10, 2008
10.18(o)+	Employment Letter between the Registrant and Gurudutt Pai signed on December 11, 2008
10.19(p)	Letter Agreement dated January 9, 2009 between on the one hand, the Registrant and, on the other hand, Legatum Capital Limited and certain of its affiliates
10.20*+	Amendment to Employment Letter signed February 18, 2010, by and between the Registrant and Gurudutt Pai
10.21*+	Executive Severance and Arbitration Agreement between the Registrant and Wayne Pastore, signed October 2, 2008

Exhibit No.	Description
10.22*+	Amendment to Employment Letter signed February 19, 2010, by and between the Registrant and Wayne Pastore
10.23(s)+	The Sonus Networks, Inc. Senior Management Cash Incentive Plan, effective as of February 23, 2010
14.1(c)	Corporate Code of Conduct and Ethics
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
31.1*	Certificate of Sonus Networks, Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certificate of Sonus Networks, Inc. Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certificate of Sonus Networks, Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certificate of Sonus Networks, Inc. Interim Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(a) Incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-52682).

(b) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-32206).

(c) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed April 1, 2009 with the SEC, as amended on Registrant's website.

(d) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed June 22, 2009 with the SEC.

(e) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed June 27, 2008 with the SEC.

(f) Incorporated by reference from the Registrant's Form 10-Q (File No. 000-30229), filed August 20, 2004 with the SEC.

(g) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed December 28, 2005 with the SEC.

(h) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed March 9, 2006 with the SEC.

(i) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed December 29, 2006 with the SEC.

(j) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed September 6, 2007 with the SEC.

(k) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed August 7, 2007 with the SEC.

(l) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed May 20, 2008 with the SEC.

(m) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed October 8, 2008 with the SEC.

(n) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed October 10, 2008 with the SEC.

(o) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed December 15, 2008 with the SEC.

(p) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed January 12, 2009 with the SEC.

(q) Incorporated by reference from the Registrant's Form 10-K (File No. 000-30229), filed March 6, 2008 with the SEC.

(r) Incorporated by reference from the Registrant's Form 10-Q (File No. 000-30229), filed May 8, 2008 with the SEC.

(s) Incorporated by reference from the Registrant's Form 8-K (File No. 001-34115), filed February 24, 2010 with the SEC.

* Filed herewith.

\+ Management contract or compensatory plan or arrangement filed in response to Item 15(a)(3) of the Instructions to the Annual Report on Form 10-K.

EXHIBIT 21.1

SONUS NETWORKS, INC.
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Sonus International, Inc.	Delaware
Sonus Securities Corp.	Massachusetts
Sonus Networks (Austria) GmbH	Austria
Sonus Networks Limited	United Kingdom
Sonus Networks Pte. Ltd.	Singapore
Nihon Sonus Networks K.K.	Japan
Westford Networks Mexico, S. de R.L. de C.V.	Mexico
Sonus Networks GmbH	Germany
Sonus Networks EURL	France
Sonus Networks España, S.R.L.	Spain
Sonus Networks India Private Limited	India
Sonus Networks Trading Private Limited	India
Sonus Networks (HK) Limited	Hong Kong
Sonus Networks s.r.o.	Czech Republic
Sonus Networks Malaysia Sdn. Bhd.	Malaysia
Sonus Networks Corp.	Canada
Sonus Networks AB	Sweden

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-61940 and 333-66982 on Form S-3 and Registration Statement Nos. 333-43334, 333-53970, 333-54932, 333-105215, 333-124777, 333-150022 and 333-163684 on Form S-8 of our reports dated February 25, 2010, relating to the consolidated financial statements of Sonus Networks, Inc., and the effectiveness of Sonus Networks, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Sonus Networks, Inc. for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 25, 2010

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard N. Nottenburg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

/s/ RICHARD N. NOTTENBURG

Richard N. Nottenburg
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Wayne Pastore, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

/s/ WAYNE PASTORE

Wayne Pastore
Vice President of Finance, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer) and Interim Chief Financial Officer (Principal Financial Officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Richard N. Nottenburg, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2010

/s/ RICHARD N. NOTTENBURG

Richard N. Nottenburg
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Wayne Pastore, Interim Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2010

/s/ WAYNE PASTORE

Wayne Pastore
Vice President of Finance, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer) and Interim Chief Financial Officer (Principal Financial Officer)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)